   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1997

                                                REGISTRATION NO. 333-26603
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                           CROSS TIMBERS OIL COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     1311                    75-2347769
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
     JURISDICTION OF              INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               ----------------

                        810 HOUSTON STREET, SUITE 2000
                            FORT WORTH, TEXAS 76102
                                (817) 870-2800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                BOB R. SIMPSON
                        810 HOUSTON STREET, SUITE 2000
                            FORT WORTH, TEXAS 76102
                                (817) 870-2800
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                         AGENT FOR SERVICE OF PROCESS)

                               ----------------

                       COPIES OF ALL COMMUNICATIONS TO:

      F. RICHARD BERNASEK, ESQ.                   JAMES M. PRINCE, ESQ.
     KELLY, HART & HALLMAN, P.C.                 ANDREWS & KURTH, L.L.P.
     201 MAIN STREET, SUITE 2500                4200 TEXAS COMMERCE TOWER
       FORT WORTH, TEXAS 76102                    HOUSTON, TEXAS 77002
           (817) 332-2500                            (713) 220-4300

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement is declared effective.

  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

                        CALCULATION OF REGISTRATION FEE

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                             PROPOSED        PROPOSED
                                             MAXIMUM          MAXIMUM        AMOUNT OF
  TITLE OF EACH CLASS OF     AMOUNT TO BE OFFERING PRICE     AGGREGATE     REGISTRATION
SECURITIES TO BE REGISTERED   REGISTERED     PER NOTE    OFFERING PRICE(1)      FEE
----------------------------------------------------------------------------------------
9 1/4% Series B Senior
 Subordinated Notes due
 2007..................      $125,000,000      100%        $125,000,000    $37,878.79(2)
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee.

(2)  Previously paid.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

PROSPECTUS
                           OFFER FOR ALL OUTSTANDING
      9 1/4% SERIES A SENIOR SUBORDINATED NOTES DUE 2007 IN EXCHANGE FOR
        9 1/4% SERIES B SENIOR SUBORDINATED NOTES DUE 2007, WHICH HAVE
               BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933,
                                AS AMENDED, OF
[LOGO OF CROSS             CROSS TIMBERS OIL COMPANY
TIMBERS OIL COMPANY
APPEARS HERE]

 THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JUNE 16,
                          1997, UNLESS EXTENDED.

                                ---------------

  Cross Timbers Oil Company, a Delaware corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (which together constitute the "Exchange Offer"), to exchange an aggregate principal amount of up to $125,000,000 of its 9 1/4% Series B Senior Subordinated Notes due 2007 (the "New Notes"), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of its issued and outstanding 9 1/4% Series A Senior Subordinated Notes due 2007 (the "Old Notes" and, together with the New Notes, the "Notes") from the holders (the "Holders") thereof. The terms of the New Notes are identical in all material respects to the Old Notes, except for certain transfer restrictions and registration rights relating to the Old Notes and except for certain provisions providing for an increase in the interest rate on the Old Notes under certain circumstances relating to the timing of the Exchange Offer.

  On April 2, 1997, the Company issued $125,000,000 principal amount of Old Notes. The Old Notes were issued pursuant to an offering exempt from registration under the Securities Act and applicable state securities laws.

  Interest on the Notes will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997. The Notes will mature on April 1, 2007. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2002, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to April 1, 2000, the Company may, subject to certain requirements, redeem up to 33 1/3% of the Notes with the net cash proceeds from one or more Public Equity Offerings (as defined herein) by the Company at a price equal to 109.25% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least $83.3 million of the aggregate principal amount of the Notes remains outstanding after giving effect to such redemption. Upon a Change of Control (as defined herein), each Holder (as defined herein) of the Notes will have the right to require the Company to purchase all or a portion of such Holder's Notes at 101% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes."

  The Notes are general unsecured senior subordinated obligations of the Company that are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company including indebtedness under the Credit Agreement (as defined herein), pari passu in right of payment with all existing and future senior subordinated indebtedness of the Company and senior in right of payment to all future subordinated indebtedness of the Company. As of December 31, 1996, on a pro forma basis, after giving effect to the offering of the Old Notes and the application of the proceeds therefrom as described in "Use of Proceeds," the Company would have had approximately $166.9 million of indebtedness that effectively would rank senior to the Notes, and no indebtedness that would be subordinated to the Notes.

  For each Old Note accepted for exchange, the Holder of such Old Note will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from April 2, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment of accrued interest on such Old Notes.

  The New Notes are being offered hereunder in order to satisfy certain obligations of the Company contained in the Registration Rights Agreement (as defined herein). Based on existing interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in several no-action letters to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by a Holder thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. Any purchaser of Notes, however, who is an "affiliate" of the Company, who is not acquiring the New Notes in the ordinary course of its business, or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (1) will not be able to rely on the interpretations of the staff of the Commission, (2) will not be able to tender its Old Notes in the Exchange Offer and (3) must comply with the registration and prospectus delivery provisions of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements. However, the staff of the Commission has not rendered a no-action letter with respect to the Exchange Offer, and there can be no assurance that the staff would make a similar determination for the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company has agreed that, for a period of up to 180 days after the Expiration Date (as defined herein), it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

  The Company will not receive any proceeds from the Exchange Offer. The Company will pay all the expenses incident to the Exchange Offer. Tenders of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. In the event the Company terminates the Exchange Offer and does not accept for exchange any Old Notes, the Company will promptly return the Old Notes to the Holders thereof. See "The Exchange Offer."

  There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes, or the ability of Holders of New Notes to sell their New Notes or the price at which such Holders may be able to sell their New Notes. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co., Inc. and Donaldson, Lufkin & Jenrette Securities Corporation (the "Initial Purchasers") have advised the Company that they currently intend to make a market in the New Notes. The Initial Purchasers are not obligated to do so, however, and any market-making with respect to the New Notes may be discontinued at any time without notice. The Company does not intend to apply for listing or quotation of the New Notes on any securities exchange or stock market.

  SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PARTICIPANTS IN THE EXCHANGE OFFER.

                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               THE DATE OF THIS PROSPECTUS IS MAY 14, 1997.

                          FORWARD-LOOKING STATEMENTS

  CERTAIN STATEMENTS CONTAINED IN THIS PROSPECTUS UNDER "PROSPECTUS SUMMARY," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS AND PROPERTIES," IN ADDITION TO CERTAIN STATEMENTS CONTAINED ELSEWHERE IN THIS PROSPECTUS, ARE "FORWARD-LOOKING STATEMENTS" AND ARE THUS PROSPECTIVE. SUCH STATEMENTS INCLUDE, AMONG OTHERS, (A) STATEMENTS REGARDING THE COMPANY'S FUTURE ACQUISITION AND DEVELOPMENT PLANS AND OBJECTIVES AND RELATED EXPENDITURES, REVENUES AND CASH FLOWS, INCLUDING WITHOUT LIMITATION STATEMENTS REGARDING (1) PRODUCTION AND CASH FLOWS, (2) NUMBER AND LOCATION OF PLANNED WELLS, (3) ANTICIPATED COMPLETION OF THE COMPANY'S PLAN REGARDING EXPENDITURES FOR PROPERTY ACQUISITIONS AND REPURCHASES OF THE COMPANY'S COMMON STOCK, AND THE ANTICIPATED SOURCE OF THE FUNDS NECESSARY TO COMPLETE THE PLAN AND (4) THE COMPANY'S CAPITAL EXPENDITURE BUDGETS FOR ACQUISITION AND DEVELOPMENT, RESPECTIVELY, AND (B) STATEMENTS REGARDING THE COMPANY'S ANTICIPATED AGGREGATE ANNUAL DIVIDENDS TO BE PAID ON ITS COMMON STOCK. STATEMENTS OF ASSUMPTIONS RELATED TO OR UNDERLYING SUCH FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING
(I) THE QUALITY OF THE COMPANY'S PROPERTIES WITH REGARD TO, AMONG OTHER THINGS, ANTICIPATED RESERVE AND PRODUCTION ENHANCEMENT OPPORTUNITIES AND QUANTITY OF PROVED RESERVES, (II) THE COMPANY'S ABILITY TO PRUDENTLY ADD GROWTH POTENTIAL THROUGH EXPLORATION, (III) ANTICIPATED DOMESTIC HYDROCARBON DEMAND DURING 1997, (IV) THE ADEQUACY OF THE COMPANY'S SOURCES OF LIQUIDITY DURING 1997, (V) THE EXPECTED INSIGNIFICANT IMPACT ON THE COMPANY'S 1997 EXPENDITURES FROM REGULATORY COMPLIANCE, (VI) THE EXPECTED INSIGNIFICANT IMPACT ON THE COMPANY'S LIQUIDITY DURING 1997 FROM PRODUCTION IMBALANCES,
(VII) THE EXPECTED IMMATERIAL ADVERSE IMPACT OF A LOSS OF ANY CURRENT OIL OR GAS PURCHASER FROM THE COMPANY, (VIII) REGULATORY APPROVAL AND THE ENACTMENT OF NEW LEGISLATION IN OKLAHOMA TO REALIZE INFILL DRILLING POTENTIAL AND (IX) SIMILARITY OF THE IMPACT ON THE COMPANY TO THE IMPACT ON OTHER OIL AND GAS PRODUCERS OF RULES PROMULGATED BY THE FEDERAL ENERGY REGULATORY COMMISSION. SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. THE MOST SIGNIFICANT OF SUCH RISKS, UNCERTAINTIES AND OTHER FACTORS ARE DISCUSSED UNDER "RISK FACTORS," BEGINNING ON PAGE 14 OF THIS PROSPECTUS, AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," BEGINNING ON PAGE 32 OF THIS PROSPECTUS, AND HOLDERS ARE URGED TO CAREFULLY CONSIDER SUCH FACTORS.

                             AVAILABLE INFORMATION

  The Company has filed with the Commission a registration statement on Form S-4 (together with all amendments, exhibits, and supplements thereto, the "Registration Statement") under the Securities Act with respect to the New Notes offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the New Notes offered hereby, reference is made to the Registration Statement. Any statements made in this Prospectus concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or otherwise filed with the Commission.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material may also be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and such information may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy and information statements and other information may be found on the Commission's Web site address, http://www.sec.gov.

  The Company is a Delaware corporation. Its principal executive offices are located at 810 Houston Street, Suite 2000, Fort Worth, Texas 76102 and its telephone number is (817) 870-2800.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company incorporates herein by reference the following documents:

    (a) Annual Report on Form 10-K for the fiscal year ended December 31,
  1996;
    (b) Current Reports on Form 8-K filed on January 3, 1997, February 4, 1997, March 26, 1997 and April 9, 1997; and
    (c) All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to termination of the offering made hereby.

  Any statement contained herein or in a document all or a portion of which is incorporated by or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document, copies of which are included as Exhibits to the Registration Statement, each such statement being qualified in all respects by such reference.

                               PROSPECTUS SUMMARY

  The following summary information is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Holders of Old Notes should carefully consider the matters discussed under the caption "Risk Factors" before deciding to tender Old Notes in the Exchange Offer. References in this Prospectus to the "Company" refer to Cross Timbers Oil Company and its predecessors. Certain terms relating to the oil and gas business are defined in "Glossary of Certain Oil and Gas Terms." Unless otherwise stated herein, (i) all reserve, production and similar information provided in this Prospectus is as of December 31, 1996 or for the fiscal year ended December 31 of the year indicated and (ii) share and per share amounts relating to common stock of the Company give effect to a three-for-two stock split effected March 19, 1997.

                                  THE COMPANY

  Cross Timbers Oil Company is a leading United States independent energy company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. The Company has consistently increased proved reserves, production and cash flow since its inception in 1986, and believes it is one of the most efficient domestic onshore operators in the industry. The Company has grown primarily through acquisitions of reserves, followed by aggressive development and exploitation activities and strategic acquisitions of additional interests in or near such reserves. The Company's oil and gas reserves are principally located in relatively long-lived fields with well-established production histories concentrated in western Oklahoma, the Permian Basin of West Texas and New Mexico, the Hugoton Field of Oklahoma and Kansas and the Green River Basin of Wyoming.

  The Company has achieved substantial growth in proved reserves, production, revenues and EBITDA over the last five years. The Company increased proved reserves by 192% from 45.4 million BOE as of December 31, 1992 to 132.5 million BOE as of December 31, 1996 at an average finding cost of $3.90 per BOE. Production increased from 4.9 million BOE in 1992 to 9.7 million BOE in 1996, and oil and gas revenues and EBITDA increased from $63.9 million and $30.2 million, respectively, in 1992 to $148.4 million and $85.5 million, respectively, in 1996.

  As of December 31, 1996, the Company's estimated proved oil and gas reserves totaled 42.4 million Bbls of oil and 540.5 Bcf of natural gas, or a total of
132.5 million BOE. Approximately 83% of these reserves, on a BOE basis, were proved developed reserves. The average reserve-to-production index for the Company's oil and gas proved reserves at December 31, 1996 was 12.4 years. As of December 31, 1996, the Company owned interests in 5,309 gross (1,695 net) wells and was the operator of wells representing 81% of the present value of cash flows before income taxes (discounted at 10%) from estimated proved reserves. The discounted present value of cash flows before income taxes from the Company's estimated proved reserves was $946.2 million at December 31, 1996, based on then current oil and gas prices of $24.25 per barrel and $3.02 per Mcf, respectively. Based on an oil price of $20.00 per barrel and a gas price of $2.00 per Mcf, the discounted present value of cash flows before income taxes of the Company's proved reserves as of December 31, 1996 would have been $599.9 million. The Company has established a successful development record and from 1992 to 1996 drilled 462 gross (189 net) development wells, of which 449 gross (181.9 net) were commercially successful. The Company believes that production and cash flow in 1997 and 1998 will increase significantly as a result of acquisitions completed in 1996 and early 1997, the continued development of existing properties and the drilling of certain higher-risk prospects.

  From inception in 1986 through December 31, 1996, the Company produced a total of 55.4 million BOE. During this period, total proved reserves added due to extensions, discoveries and revisions were approximately 135% of production. Total development and exploitation costs incurred during this period were approximately

54% of cash provided by operating activities. Over the last three years, the Company increased, on a BOE basis, proved reserves per share from 2.10 at year end 1993 to 4.80 at year end 1996 while maintaining debt at approximately $2.20 per BOE of proved reserves. No assurance can be given that this trend will continue in the future.

  The following table sets forth the total amount spent by the Company to acquire, exploit and develop its proved reserves, and the amount of such reserves on a BOE basis, from inception in 1986 to December 31, 1996:

                                                                   AVERAGE COST
                                                   COSTS   BOE (A)   PER BOE
                                                  -------- ------- ------------
                                                   (IN THOUSANDS)
   Acquisition of properties..................... $637,979 127,862    $4.99
   Exploitation and development of properties....  153,357  74,846     2.05
                                                  -------- -------
   Total......................................... $791,336 202,708     3.90
                                                  ======== =======

--------
(a) Amounts set forth include proved reserves, on a BOE basis, acquired or added through development since inception of the Company in 1986, and therefore include proved reserves acquired, exploited or developed and subsequently produced, distributed or sold.

COMPANY STRENGTHS

  The Company believes that its historical success and future prospects are directly related to its unique combination of strengths, including the following:

  QUALITY OF EXISTING PROPERTIES. The Company's properties are characterized by relatively long reserve lives and highly predictable well production profiles. Based on current production from 1,695 net producing wells, the average reserve-to-production index for the Company's proved reserves at December 31, 1996 was 12.4 years. In general, these properties have extensive production histories and contain significant reserves and production enhancement opportunities. While the Company's properties are geographically diversified, the producing fields are concentrated within each core area, allowing for substantial economies of scale in production and cost-effective application of reservoir management techniques gained from prior operations. Since the Company's inception, approximately 54% of cash provided by operating activities has been invested in exploitation and development opportunities.

  INVENTORY OF DRILLING PROJECTS. The Company has generated a substantial inventory of approximately 630 potential development drilling locations within its existing properties (of which 156 have been attributed proved undeveloped reserves), which should continue to support future net reserve additions. The Company has increased its inventory of drilling projects consistently since its inception and added more than 200 potential development drilling locations (of which 54 have been attributed proved undeveloped reserves) through acquisitions in 1996.

  PROVEN ACQUISITION PROGRAM. The Company employs a disciplined acquisition program refined by senior management over more than 20 years to augment its core properties and expand its reserve base. The Company's 40 engineering and geoscience professionals use their expertise and experience gained through the management of existing core properties to target properties with similar geological and reservoir characteristics for acquisition. Following an acquisition, these professionals implement development programs based on such expertise and experience to enhance production and reduce costs. Since its inception, the Company has completed acquisitions for an aggregate purchase price of $638 million, representing 127.9 million BOE of proved reserves. Additionally, since its inception the Company has added through its exploitation and development activities 74.8 million BOE, or 59%, of the proved reserves that it has acquired. In 1995 and 1996 alone, the Company acquired 59 million BOE of proved reserves for an aggregate purchase price of $237 million. The Company believes that its average acquisition cost of $4.04 per BOE of proved reserves during 1995 and 1996 ranks it in the top quartile of independent oil and gas producers over this period.

  EFFICIENT OPERATIONS. The Company believes that the nature of its properties, along with the operating expertise and experience of its personnel in its principal geographic regions, have allowed the Company to lower its average lease operating expense ratios per BOE produced. The Company is the operator of properties representing 81% of the present value of cash flows before income taxes (discounted at 10%) from estimated proved reserves, allowing it to control expenses, capital allocation and the timing of development and exploitation activities in its fields. This control and the Company's operating expertise have allowed it to reduce substantially production costs of acquired properties. For example, in its Prentice Northeast Unit, the Company has reduced direct lease operating expenses by 35%, from $8.44 per BOE produced for the period from the Company's initial acquisition in the Unit in April 1993 through December 1993, to $5.50 per BOE produced for the year ended December 31, 1996.

  EXPERIENCED MANAGEMENT AND TECHNICAL STAFF. Senior management of the Company has worked together for over 20 years. They were co-founders of the Company in 1986 and previously served as executive officers of Southland Royalty Company, one of the largest U.S. independent oil and gas producers prior to its acquisition by Burlington Northern, Inc. in 1985. In addition, the Company has 40 engineering and geoscience professionals dedicated to its properties with an average of 15 years of experience.

BUSINESS STRATEGY

  ACQUIRING LONG-LIVED, OPERATED PROPERTIES. The Company seeks to acquire long-lived, onshore operated producing properties that (i) contain complex multiple-producing horizons with the potential for increases in reserves and production,
(ii) are in the Company's core operating areas or in areas with similar geological and reservoir characteristics and (iii) present opportunities to reduce expenses through more efficient operations. The Company believes that the properties it acquires provide opportunities to increase production and reserves through the implementation of mechanical and operational improvements, workovers, behind-pipe completions, secondary-recovery operations, new development wells and other exploitation activities. The Company also seeks to acquire facilities related to gathering, processing, marketing and transporting oil and gas in areas where it owns reserves. Such facilities can enhance profitability, reduce gathering, processing, marketing and transportation costs, provide marketing flexibility and give the Company access to additional markets.

  INCREASING PRODUCTION AND RESERVES. A principal component of the Company's strategy is to increase production and reserves through aggressive management of operations and exploitation and development drilling. The Company believes that its principal properties possess geological and reservoir characteristics that make them well suited for production increases through low-risk exploitation and drilling programs. The Company has generated an inventory of approximately 630 potential drilling locations for this program. Additionally, the Company reviews operations and mechanical data on operated properties to determine if actions can be taken to reduce operating costs or increase production. Such actions include installing, repairing and upgrading lifting equipment, redesigning downhole equipment to improve production from different zones, modifying surface facilities and conducting restimulations and recompletions. The Company may also initiate, upgrade or revise existing secondary-recovery operations and drill development wells. As a result of its efforts, reserves added by the Company through revisions, extensions and discoveries have exceeded production by 135% since 1986.

  EXPLORATION ACTIVITIES. The Company's strategy has evolved to include allocation of 10% to 20% of its annual capital budget (excluding acquisitions) to higher-risk projects, including step-out development drilling, trend extensions and exploration. The Company attempts to select projects that it believes will have the potential to add substantially to proved reserves and cash flow. Although it has not historically engaged in significant exploratory activities, the Company believes that it can prudently and successfully add growth potential through exploratory activities given improved technology, its experienced technical staff and its expanded base of operations.

                               THE EXCHANGE OFFER

Securities Offered........  Up to $125,000,000 aggregate principal amount of
                            Series B 9 1/4% Senior Subordinated Notes due 2007, which have been registered under the Securities Act. The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes and except for certain interest provisions relating to the Old Notes described below under "--Summary Description of the New Notes."

The Exchange Offer........  The New Notes are being offered in exchange for a like principal amount of Old Notes. The issuance of the New Notes is intended to satisfy obligations of the Company contained in the Registration Rights Agreement, dated April 2, 1997, among the Company and the Initial Purchasers (the "Registration Rights Agreement").

Expiration Date;
Withdrawal Rights.........  The Exchange Offer will expire at 5:00 p.m., New
                            York City time, on June 16, 1997, or such later date and time to which it is extended. The tender of Old Notes pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date. Any Old Note not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer. See "The Exchange Offer--Terms of the Exchange Offer; Period for Tendering Old Notes" and "--Withdrawal Rights."

Procedures for Tendering    Each Holder of Old Notes wishing to accept the
Old Notes.................  Exchange Offer must complete, sign and date the
                            Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with either certificates for such Old Notes, or a Book-Entry Confirmation (as defined herein) of such Old Notes into the Book-Entry Transfer Facility (as defined herein) if such procedure is available, and any other required documentation to the exchange agent (the "Exchange Agent") at the address set forth herein. By executing the Letter of Transmittal, each Holder will represent to the Company, among other things, that (i) the New Notes acquired pursuant to the Exchange Offer by the Holder and any other person are being obtained in the ordinary course of business of the person receiving such New Notes, (ii) neither the Holder nor such other person is participating in, intends to participate in or has an arrangement or understanding with any person to participate in the distribution of such New Notes and (iii) neither the Holder nor such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. Each broker-dealer that receives New
                            Notes for its own account in exchange for Old
                            Notes, if such Old Notes were acquired by such broker or dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. The
                            Letter of Transmittal states that by so
                            acknowledging and by delivering a prospectus, a broker or dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "The Exchange Offer--Procedures for Tendering Old Notes" and "Plan of
                            Distribution."

Special Procedures for
 Beneficial Owners........  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering its Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time. See "The Exchange Offer--Procedures for Tendering Old Notes."

Guaranteed Delivery         Holders of Old Notes who wish to tender their Old
Procedures................  Notes and whose Old Notes are not immediately available or who cannot deliver their Old Notes or any other documents required by the Letter of Transmittal to the Exchange Agent must tender their Old Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer--
                            Guaranteed Delivery Procedures."

Federal Income Tax          The exchange pursuant to the Exchange Offer should
Consequences..............  not result in gain or loss to the Holders or the
                            Company for federal income tax purposes. See
                            "Certain Federal Income Tax Considerations."

Use of Proceeds...........  There will be no proceeds to the Company from the
                            Exchange Offer.

Exchange Agent............  The Bank of New York is serving as Exchange Agent in connection with the Exchange Offer. See "The Exchange Offer--Exchange Agent."

                      CONSEQUENCES OF EXCHANGING OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. Based on existing interpretations by the staff of the Commission set forth in several no-action letters to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer may be offered for resale, resold and otherwise transferred by a Holder thereof without further compliance with the registration and prospectus delivery provisions of the Securities Act. Any purchaser of Notes, however, who is an "affiliate" of the Company, who is not acquiring the New Notes in the ordinary course of its business, or who intends to participate in the Exchange Offer for the purpose of distributing the New Notes (1) will not be able to rely on the interpretations of the staff of the Commission, (2) will not be able to tender its Old Notes in the Exchange Offer and (3) must comply with the registration and prospectus delivery provisions of the Securities Act in connection with any sale or transfer of the Old Notes unless such sale or transfer is made pursuant to an exemption from such requirements. However, the staff of the Commission has not rendered a no-action letter with respect to the Exchange Offer, and there can be no assurance that the staff would make a similar determination for the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New

Notes. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a Prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

                      SUMMARY DESCRIPTION OF THE NEW NOTES

  The terms of the New Notes and the Old Notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the Old Notes and except for certain provisions providing for an increase in the interest rates on the Old Notes under certain circumstances relating to timing of the Exchange Offer, which rights will terminate upon consummation of the Exchange Offer. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from April 2, 1997. Accordingly, registered Holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from April 2, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment of interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after the date of consummation of the Exchange Offer, and rights to receive interest on such Old Notes will terminate upon consummation of the Exchange Offer.

Notes Offered.............  $125,000,000 aggregate principal amount of 9 1/4%
                            Series B Senior Subordinated Notes due 2007, which have been registered under the Securities Act.

Maturity Date.............  April 1, 2007.

Interest Payment Dates....  Interest on the Notes will be payable semi-annually in arrears on April 1 and October 1 of each year, commencing October 1, 1997.

Optional Redemption.......  The Notes will be redeemable at the option of the
                            Company, in whole or in part, at any time on or after April 1, 2002, at the redemption prices set forth herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or prior to April 1, 2000, the Company may redeem up to 33 1/3% of the Notes with the net cash proceeds of one or more Public Equity Offerings by the Company, at a redemption price equal to 109.25% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption, provided that at least $83.3 million of the aggregate principal amount of the Notes remains outstanding after each such redemption. See "Description of the Notes--Optional Redemption."

Guarantee.................  Under certain circumstances, the Company's payment obligations under the Notes will be jointly and severally guaranteed on a senior subordinated basis (the "Subsidiary Guarantees") by certain of the Company's existing or future Restricted Subsidiaries (the "Subsidiary Guarantors"). The Subsidiary Guarantees, if given, may be released under certain circumstances. See "Description of the Notes--Subsidiary Guarantees of the Notes." Any Subsidiary Guarantees will be limited to the extent of any payment that would constitute a fraudulent transfer or conveyance under federal or state law. See "Risk

                            Factors--Fraudulent Conveyance Considerations
                            Relating to Subsidiary Guarantees" and "Description of the Notes--Subsidiary Guarantees of the Notes."

Change of Control.........  Upon the occurrence of a Change of Control, each
                            Holder may require the Company to purchase all or a portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes--Certain Covenants--Change of Control."

Ranking...................  The Notes are general unsecured senior subordinated obligations of the Company that are subordinated in right of payment to all existing or future senior indebtedness of the Company, pari passu with all existing and future senior subordinated indebtedness of the Company and senior in right of payment to all future subordinated indebtedness of the Company. As of December 31, 1996, on a pro forma basis after giving effect to the offering of the Old Notes, the Company would have had approximately $166.9 million of indebtedness that effectively would rank senior to the Notes. Subject to certain limitations set forth in the Indenture, the Company and its subsidiaries may incur additional indebtedness. See "Capitalization," "Description of the Notes" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Certain Covenants.........  The Indenture pursuant to which the Old Notes were, and the New Notes will be, issued (the "Indenture") contains certain covenants, including, without limitation, covenants with respect to the following matters: (i) limitation on indebtedness; (ii) limitation on restricted payments; (iii) limitation on issuances and sales of restricted subsidiary stock; (iv) limitation on transactions with affiliates; (v) limitation on liens; (vi) limitation on disposition of proceeds of asset sales; (vii) limitation on guarantees of indebtedness by subsidiaries; (viii) limitation on dividends and other payment restrictions affecting subsidiaries; and (ix) limitation on mergers, consolidations and transfers of assets. See "Description of the Notes--Certain Covenants."

Use of Proceeds...........  The Company will not receive any proceeds from the
                            Exchange Offer. The proceeds from the offering of the Old Notes, which were approximately $121.1 million, were used to reduce indebtedness under the Credit Agreement. See "Use of Proceeds."

Exchange Offer;             Holders of New Notes (other than as set forth
Registration Rights.......  below) are not entitled to any registration rights with respect to the New Notes. Pursuant to the Registration Rights Agreement, the Company agreed to use its best efforts to (1) file with the Commission a registration statement (the "Exchange
                            Offer Registration Statement") with respect to the Exchange Offer. The Registration Statement of which this Prospectus is a part constitutes the Exchange
                            Offer Registration Statement. See "--Consequences of Exchanging Old Notes."

                            In the event that the Exchange Offer is
                            consummated, any Old Notes that remain outstanding after consummation of the Exchange Offer and the New Notes issued in the Exchange Offer will vote together as a single class for purposes of determining whether Holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under the Indenture. See "Description of the Notes."

                                  RISK FACTORS

  See "Risk Factors" beginning on page 14 for a discussion of certain factors that should be considered by Holders of Old Notes before deciding to tender such Old Notes in the Exchange Offer.

                       SUMMARY HISTORICAL FINANCIAL DATA

  The following table presents summary financial information for each of the years, and as of year-end, in the five-year period ended December 31, 1996, which has been derived from the Company's audited consolidated financial statements. This financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                      YEAR ENDED DECEMBER 31,
                          ------------------------------------------------------------
                            1992          1993           1994     1995 (A)     1996
                          --------      ---------      ---------  ---------  ---------
                                           (IN THOUSANDS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA (B):
 Revenues:
 Oil....................  $ 31,921      $  39,747      $  53,324  $  60,349  $  75,013
 Gas....................    31,994         34,649         38,389     40,543     73,402
 Gas gathering,
  processing and
  marketing.............     3,943          3,717          4,274      7,091     12,032
 Other..................      (502) (c)        69            288      4,922        944
                          --------      ---------      ---------  ---------  ---------
 Total revenues.........    67,356         78,182         96,275    112,905    161,391
                          --------      ---------      ---------  ---------  ---------
 Expenses:
 Production.............    21,744         29,223         32,368     35,338     39,365
 Taxes on production and
  property..............     5,767          6,706          8,586      8,646     11,944
 Depreciation, depletion
  and amortization......    19,979         25,108         31,709     36,892     37,858
 Impairment (a).........       --             --             --      20,280        --
 General and
  administrative........     8,150          9,863          8,532     13,156     16,420
 Gas gathering and
  processing............     1,316          1,492          1,646      2,528      6,905
 Interest, net..........     4,975          5,464          8,034     12,523     17,072
 Trust development
  costs.................       527            695            622        561        854
                          --------      ---------      ---------  ---------  ---------
 Total expenses.........    62,458         78,551         91,497    129,924    130,418
                          --------      ---------      ---------  ---------  ---------
 Income (loss) before
  income tax and
  extraordinary item....     4,898           (369)         4,778    (17,019)    30,973
 Income tax expense.....       154          3,643          1,730     (5,825)    10,669
                          --------      ---------      ---------  ---------  ---------
 Net income (loss)
  before extraordinary
  item..................     4,744         (4,012)         3,048    (11,194)    20,304
 Extraordinary item.....       --             --             --         656        --
                          --------      ---------      ---------  ---------  ---------
 Net income (loss)......     4,744         (4,012)         3,048    (10,538)    20,304
 Preferred stock
  dividends.............       --             --             --         --         514
                          --------      ---------      ---------  ---------  ---------
 Earnings (loss)
  available to common
  stock.................  $  4,744      $  (4,012) (d) $   3,048  $ (10,538) $  19,790
                          ========      =========      =========  =========  =========
CONSOLIDATED BALANCE
 SHEET DATA (B):
 Property and equipment,
  net...................  $149,484      $ 228,551      $ 244,555  $ 364,474  $ 450,561
 Total assets...........   176,831        258,019        292,451    402,675    523,070
 Long-term debt.........    79,000        111,750        142,750    238,475    314,757
 Owners' equity.........    76,056        115,168        113,333    130,700    142,668
OTHER FINANCIAL DATA
 (B):
 EBITDA (e).............  $ 30,150      $  30,351      $  44,777  $  54,068  $  85,541
 Capital expenditures...    12,131        105,228         49,608    190,311    146,568
 Ratio of EBITDA to
  interest expense......       5.7x           5.4x           5.4x       4.2x       5.0x
 Ratio of total debt to
  EBITDA................       2.6x           3.7x           3.2x       4.4x       3.7x

--------
(a) Includes effect of a $20.3 million pre-tax, non-cash impairment charge recorded upon adoption of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.
(b) Significant producing property acquisitions in 1993, 1994, 1995 and 1996 affect the comparability of year-to-year financial, operating and other data.
(c) Includes a $2.4 million loss on sale of Units in the initial public offering for the Cross Timbers Royalty Trust.
(d) Includes effect of a one-time, non-cash accounting charge of $4 million for net deferred income tax liabilities recorded upon the merger between the Company and the predecessor partnership effective on May 18, 1993 (the "Merger").
(e) Earnings before interest, income tax and depreciation, depletion, amortization and impairment. EBITDA is not intended to represent cash flow in accordance with generally accepted accounting principles and does not represent the measure of cash available for distribution. EBITDA is not intended as an alternative to earnings available to common stock or net income.

                       SUMMARY RESERVE AND OPERATING DATA

                                         YEAR ENDED DECEMBER 31,
                          -----------------------------------------------------------
                             1992           1993        1994       1995       1996
                          ----------     ----------  ---------- ---------- ----------
                            (IN THOUSANDS EXCEPT PRODUCTION AND PER UNIT DATA)
PROVED RESERVES (A):
 Oil (Bbls).............      16,666         21,082      33,581     39,988     42,440
 Gas (Mcf)..............     172,199        169,119     177,061    358,070    540,538
 Barrels of oil
  equivalent (BOE)......      45,366         49,269      63,091     99,666    132,530
 Estimated future net
  cash flows, before
  income tax............  $  339,433     $  309,244  $  406,128 $  712,907 $1,737,024
 Present value of
  estimated future net
  cash flows, discounted
  at 10%:
 Before income tax......  $  207,415     $  189,968  $  247,946 $  405,706 $  946,150 (b)
 After income tax.......     207,415 (c)    173,294     213,146    335,156    706,481
AVERAGE DAILY
 PRODUCTION:
 Oil (Bbls).............       4,749          6,968       9,497      9,677      9,584
 Gas (Mcf)..............      51,205         51,260      58,182     78,408    101,845
 Barrels of oil
  equivalent (BOE)......      13,283         15,511      19,194     22,745     26,558
AVERAGE SALES PRICE (D):
 Oil (per Bbl)..........      $18.37         $15.63      $15.38     $17.09     $21.38
 Gas (per Mcf)..........        1.71           1.85        1.81       1.42       1.97
Production costs (per
 BOE)...................       $4.47          $5.16       $4.62      $4.26      $4.05
Production and property
 taxes (per BOE)........        1.19           1.19        1.23       1.04       1.23
RESERVE ADDITIONS (BOE):
 Acquisitions...........         434         12,351       4,486     31,508     27,118
 Extensions, discoveries
  and revisions.........       7,956         (2,744)     16,840     15,426     15,725
                          ----------     ----------  ---------- ---------- ----------
 Total additions........       8,390          9,607      21,326     46,934     42,843
                          ==========     ==========  ========== ========== ==========
COSTS INCURRED:
 Acquisitions...........  $    1,475     $   87,064  $   28,100 $  131,342 $  105,815
 Development and
  exploitation..........      10,730         19,462      21,826     21,061     45,038
                          ----------     ----------  ---------- ---------- ----------
 Total costs incurred...  $   12,205     $  106,526  $   49,926 $  152,403 $  150,853
                          ==========     ==========  ========== ========== ==========

--------
(a) Proved reserves were estimated using oil and gas prices and production and development costs as of December 31 of each such year, without escalation.
(b) Based on an oil price of $20.00 per barrel and a gas price of $2.00 per Mcf at December 31, 1996, the discounted present value of cash flows before income taxes of the Company's proved reserves as of December 31, 1996 would have been $599.9 million.
(c) Since proved reserves were held by non-taxable predecessor entities before May 18, 1993, no provision is included for federal income tax before that date.
(d) Average sales price data includes the effects of hedging activities which have not been significant.

                                 RISK FACTORS

  Holders of Old Notes should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matters before deciding to tender Old Notes in the Exchange Offer. The risk factors set forth below generally are applicable to the Old Notes as well as the New Notes:

REPLACEMENT OF RESERVES

  The Company's future success depends upon its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. The proved reserves of the Company will generally decline as reserves are depleted, except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, or both. In order to increase reserves and production, the Company must continue its development drilling and recompletion programs, pursue its exploration drilling program or undertake other replacement activities. The Company's current strategy includes increasing its reserve base through acquisitions of producing properties, by continuing to exploit its existing properties and, to a lesser extent, by pursuing exploration opportunities. There can be no assurance, however, that the Company's planned development and exploration projects and acquisition activities will result in significant additional reserves or that the Company will have continuing success drilling productive wells at low finding costs.

PRICE FLUCTUATIONS AND MARKETS

  The Company's results of operations are highly dependent upon the prices received for the Company's oil and natural gas. Substantially all of the Company's sales of oil and natural gas are made in the spot market, or pursuant to contracts based on spot market prices, and not pursuant to long-term, fixed-price contracts. Accordingly, the prices received by the Company for its oil and natural gas production are dependent upon numerous factors beyond the control of the Company. These factors include, but are not limited to, the level of consumer product demand, governmental regulations and taxes, the price and availability of alternative fuels, the level of foreign imports of oil and natural gas, and the overall economic environment. Any significant decline in prices for oil and natural gas could have a material adverse effect on the Company's financial condition, results of operations and quantities of reserves recoverable on an economic basis. Should the industry experience significant price declines from current levels or other adverse market conditions, the Company may not be able to generate sufficient cash flow from operations to meet its obligations and make planned capital expenditures. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Business and Properties-- Competition and Markets" and "--Federal and State Regulation."

  The availability of a ready market for the Company's oil and natural gas production also depends on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines or trucking and terminal facilities. Wells may be shut-in for lack of a market or due to inadequacy or unavailability of pipeline or gathering system capacity.

SUBSTANTIAL INDEBTEDNESS

  At December 31, 1996, on a pro forma basis, after giving effect to the January 1997 conversion of the Company's convertible subordinated notes, the March 19, 1997 three-for-two stock split and the offering of the Old Notes, the Company would have had approximately $291.9 million of indebtedness (including current maturities of long-term indebtedness) as compared to the Company's stockholders' equity of $172 million. See "Use of Proceeds" and "Capitalization." The Company may incur additional indebtedness under its Credit Agreement (as defined herein). See "Description of the Credit Agreement."

  This level of indebtedness may pose substantial risks to holders of Notes, including the possibility that the Company might not generate sufficient cash flow to pay the principal of and interest on the Notes. If the Company is unsuccessful in increasing its proved reserves or realizing production from its proved undeveloped reserves, the future net revenue from existing proved reserves may not be sufficient to pay the principal of and interest on the Notes in accordance with their terms. Such indebtedness may also adversely affect the Company's ability to finance its future operations and capital needs, and may limit its ability to pursue other business opportunities.

SUBSTANTIAL CAPITAL REQUIREMENTS

  The Company makes, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of its oil and natural gas reserves. The Company intends to finance such capital expenditures primarily with funds provided by operations and borrowings under the Credit Agreement. The Company increased direct capital expenditures from approximately $21 million in 1995 (excluding acquisitions) to approximately $45 million in 1996. The Company has budgeted $70 million for direct capital expenditures in 1997.

  The Company believes that, after debt service, it will have sufficient cash provided by operating activities and availability under the Credit Agreement to fund planned capital expenditures through 1997. If revenues decrease as a result of lower oil or gas prices or otherwise, the Company may have limited ability to expend the capital necessary to replace its reserves or to maintain production at current levels, resulting in a decrease in production over time. If the Company's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

COMPETITION

  The oil and natural gas industry is highly competitive. The Company will compete in the acquisition, development, production and marketing of oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. Many of these competitors have substantially greater financial and other resources than the Company. Furthermore, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers. See "Business and Properties--Competition and Markets."

ACQUISITION RISKS

  The Company constantly evaluates acquisition opportunities and frequently engages in bidding and negotiation for acquisitions, many of which are substantial. If successful in this process, the Company may be required to alter or increase its capitalization substantially to finance these acquisitions through the issuance of additional debt or equity securities, the sale of production payments or otherwise; however, the Credit Agreement includes, and the Indenture will include, covenants that limit the Company's ability to incur additional indebtedness. See "--Substantial Indebtedness." These changes in capitalization may significantly affect the risk profile of the Company. Additionally, significant acquisitions can change the nature of the operations and business of the Company depending upon the character of the acquired properties, which may be substantially different in operating or geologic characteristics or geographic location than existing properties. While it is the Company's current intent to concentrate on acquiring producing properties with development and exploration potential located in its current areas of operation, there can be no assurance that the Company will not pursue acquisitions of properties located in other geographic regions. Moreover, there can be no assurance that the Company will be successful in the acquisition of any material property interests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

DRILLING RISKS

  Drilling activities are subject to many risks, including the risk that no commercially productive reservoirs will be encountered. There can be no assurance that new wells drilled by the Company will be productive or that the Company will recover all or any portion of its investment. Drilling for oil and natural gas may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain. The Company's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond the Company's control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services.

OPERATING HAZARDS AND UNINSURED RISKS

  The Company's operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as fires, natural disasters, explosions, encountering formations with abnormal pressures, blowouts, cratering, pipeline ruptures and spills, any of which can result in loss of hydrocarbons, environmental pollution, personal injury claims and other damage to properties of the Company and others. As protection against operating hazards, the Company maintains insurance coverage against some, but not all, potential losses. The Company's coverages include, but are not limited to, operator's extra expense, physical damage on certain assets, employer's liability, comprehensive general liability, automobile and workers' compensation insurance. The Company believes that its insurance is adequate and customary for companies of a similar size engaged in operations similar to those of the Company, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have an adverse impact on the Company's financial condition and results of operations.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

  There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. The reserve information set forth in this Prospectus represents estimates based on reports prepared by the Company's independent petroleum engineers, as well as internally generated reports. Petroleum engineering is not an exact science. Information relating to the Company's proved oil and natural gas reserves is based upon engineering estimates. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulation by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, capital expenditures and workover and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of classifications of such reserves based on risk of recovery and estimates of expected future net cash flows prepared by different engineers or by the same engineers at different times may vary substantially. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, and such variances may be material.

SUBORDINATION OF NOTES

  The Indenture governing the Notes limits, but does not prohibit, the incurrence by the Company of additional indebtedness that is senior in right of payment to the Notes (including by reason of structural subordination of the Notes to the indebtedness and other liabilities of the Company's subsidiaries). In the event of bankruptcy, liquidation, reorganization or other winding up of the Company, the assets of the Company will be available to pay the Company's obligations on the Notes only after all Senior Indebtedness (as defined herein) has been paid in full, and there may not be sufficient assets remaining to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to principal of, premium, if any, or interest on the Notes if a default exists with respect to any Senior Indebtedness. See "Description of the Notes--Subordination."

  As of December 31, 1996, on a pro forma basis after giving effect to the offering of the Old Notes and the application of the proceeds therefrom as described in "Use of Proceeds," the Company would have had approximately $166.9 million of indebtedness that effectively would rank senior to the Notes.

  In addition, all indebtedness and liabilities (including trade payables) of the Company's Subsidiaries that are not Subsidiary Guarantors will be effectively senior in right of payment to the Notes. Initially, it is not expected that any Subsidiary will become a Subsidiary Guarantor. At December 31, 1996, Subsidiaries of the Company had total combined assets of $28.4 million and liabilities of $26.1 million (exclusive of net receivables from the Company and assets and liabilities associated with sale/leaseback transactions treated as operating leases in the consolidated financial statements of the Company).

  The Indenture imposes limits on the ability of the Company and its Subsidiaries (as defined herein) to incur additional indebtedness and liens and to enter into agreements that would restrict the ability of such Subsidiaries to make distributions, loans or other payments to the Company. The Indenture also imposes limits on the ability of the Company to transfer assets to Restricted Subsidiaries or acquire Restricted Subsidiaries. However, these limitations are subject to various qualifications. Subject to certain limitations, the Company and its Subsidiaries may incur additional secured indebtedness. For additional details of these provisions and the applicable qualifications, see "Management's Discussions and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of the Notes--Subordination" and "--Certain Covenants."

FRAUDULENT CONVEYANCE CONSIDERATIONS RELATING TO FUTURE SUBSIDIARY GUARANTEES

  The Company's obligations under the Notes may under certain circumstances be guaranteed on an unsecured senior subordinated basis by existing and future Restricted Subsidiaries. Various fraudulent conveyance laws have been enacted for the protection of creditors and may be utilized by a court of competent jurisdiction to subordinate or avoid any Subsidiary Guarantee issued by a Subsidiary Guarantor. It is also possible that under certain circumstances a court could hold that the direct obligations of a Subsidiary Guarantor could be superior to the obligations under the Subsidiary Guarantee.

  To the extent that a court were to find that at the time a Subsidiary Guarantor entered into a Subsidiary Guarantee either (x) the Subsidiary Guarantee was incurred by a Subsidiary Guarantor with the intent to hinder, delay or defraud any present or future creditor or that a Subsidiary Guarantor contemplated insolvency with a design to favor one or more creditors to the exclusion in whole or in part of others or (y) the Subsidiary Guarantor did not receive fair consideration or reasonably equivalent value for issuing the Subsidiary Guarantee and, at the time it issued the Subsidiary Guarantee, the Subsidiary Guarantor (i) was insolvent or rendered insolvent by reason of the issuance of the Subsidiary Guarantee, (ii) was engaged or about to engage in a business or transaction for which the remaining assets of the Subsidiary Guarantor constituted unreasonably small capital or (iii) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, the court could avoid or subordinate the Subsidiary Guarantee in favor of the Subsidiary Guarantor's other credits. Among other things, a legal challenge of a Subsidiary Guarantee issued by a Subsidiary Guarantor on fraudulent conveyance grounds may focus on the benefits, if any, realized by the Subsidiary Guarantor as a result of the issuance by the Company of the Notes. To the extent a Subsidiary Guarantee is avoided as a fraudulent conveyance or held unenforceable for any other reason, the Holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company.

DEPENDENCE UPON KEY PERSONNEL

  The success of the Company has been and will continue to be highly dependent on the Company's Chairman of the Board of Directors and Chief Executive Officer, Bob R. Simpson, its Vice Chairman of the Board and President, Steffen
E. Palko and a limited number of other senior management personnel. Loss of the services of Mr. Simpson or Mr. Palko or any of such other individuals could have a material adverse effect on the Company's operations. The Company can make no assurance regarding the future affiliation of any of such persons with the Company. See "Board of Directors and Management."

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

  The Company must offer to repurchase the Notes upon the occurrence of certain events. In the event of a Change of Control (as defined in the Indenture), the Company must offer to repurchase all Notes then outstanding at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. See "Description of the Notes-- Certain Covenants--Change of Control."

  Prior to repurchasing such Notes, the Company may be required to (i) repay all or a portion of indebtedness under the Credit Agreement or (ii) obtain any requisite consent to permit the repurchase. If the Company is unable to repay all of such indebtedness or is unable to obtain the necessary consents, then the Company will be unable to offer to repurchase the Notes and such failure will constitute an Event of Default under the Indenture. There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) as described above.

  The events that constitute a Change of Control under the Indenture may also be events of default under the Credit Agreement or other senior indebtedness of the Company and the Restricted Subsidiaries. Such events may permit the lenders under such debt instruments to reduce the borrowing base thereunder or accelerate the debt and, if the debt is not paid, to enforce security interests on, or commence litigation that could ultimately result in a sale of, substantially all the assets of the Company, thereby limiting the Company's ability to raise cash to repurchase the Notes and receive the special benefit of the offer-to-purchase provisions to the Holders of the Notes. See "Description of the Credit Agreement."

GOVERNMENTAL REGULATION

  The Company's operations are affected by extensive regulation pursuant to various federal, state and local laws and regulations relating to the exploration for, and the development, production, gathering and marketing of, oil and natural gas and the release of material into the environment or otherwise relating to protection of the environment. In particular, the Company's oil and natural gas exploration, development and production, and its activities in connection with the storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations by governmental authorities. Such regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities.

  The Company may be required to expend significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements. Although the Company believes that its operations are in general compliance with all such laws and regulations, including applicable environmental laws and regulations, risks of substantial costs and liabilities are inherent in oil and natural gas operations, and there can be no assurance that significant costs and liabilities will not be incurred in the future. Moreover, it is possible that other developments, such as increasingly strict environmental laws, regulations and enforcement policies thereunder, and claims for damages to property, employees, other persons and the environment resulting from the Company's operations, could result in substantial costs and liabilities in the future.

  The Company expects to maintain customary insurance coverage for its operations, including coverage for sudden environmental damages, but does not believe that insurance coverage for environmental damages that occur over time will be available at a reasonable cost. Moreover, the Company does not believe that insurance coverage against the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. Accordingly, the Company might be subject to liability because of the prohibitive premium costs of insuring against certain hazards. See "Business and Properties--Federal and State Regulation" and "--Environmental Regulation."

RESTRICTIONS ON RESALE OF OLD NOTES

  The Old Notes have not been registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

ABSENCE OF PUBLIC MARKET FOR THE NOTES

  The New Notes are being offered to the Holders of the Old Notes. The Old Notes were issued on April 2, 1997 to a small number of institutional investors and are eligible for trading in the Private Offerings, Resale and Trading through Automated Linkages ("PORTAL") market. To the extent that Old Notes are tendered and accepted in the Exchange Offer, the trading market for the remaining untendered Old Notes could be adversely affected. There is no existing trading market for the New Notes, and there can be no assurance regarding the future development of a market for the New Notes, or the ability of Holders of New Notes to sell their New Notes or the price at which such Holders may be able to sell their New Notes. If such a market were to develop, the New Notes could trade at prices that may be higher or lower than the initial offering price of the Old Notes depending on many factors, including prevailing interest rates, the Company's operating results and the market for similar securities. The Company does not intend to apply for listing of the Notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System. Although the Initial Purchasers have informed the Company that they currently intend to make a market in the Notes the Initial Purchasers are not obligated to do so, and any such market making may be discontinued at any time without notice. The liquidity of any market for the Notes will depend upon the number of Holders of the Notes, the interest of securities dealers in making a market in the Notes and other factors. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes.

  Historically, the market for noninvestment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market, if any, for the Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the Holders of the Notes.

                              THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING OLD NOTES

  Upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), the Company will accept for exchange Old Notes that are properly tendered on or prior to the Expiration Date and not withdrawn as permitted below. As used herein, the term "Expiration Date" means 5:00 p.m., New York City time, on June 16, 1997; provided, however, that if the Company, in its sole discretion, has extended the period of time for which the Exchange Offer is open, the term "Expiration Date" means the latest time and date to which the Exchange Offer has been extended.

  As of the date of this Prospectus, $125 million aggregate principal amount of Old Notes is outstanding. This Prospectus, together with the Letter of Transmittal, is first being sent on or about May 15, 1997, to all Holders of Old Notes known to the Company. The Company's obligation to accept Old Notes for exchange pursuant to the Exchange Offer is subject to certain conditions as set forth under "--Certain Conditions to the Exchange Offer" below.

  The Company expressly reserves the right, at any time or from time to time, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Old Notes, by giving oral or written notice of such extension to the Holders thereof as described below. During any such extension, all Old Notes previously tendered will remain subject to the Exchange Offer and may be accepted for exchange by the Company. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering Holder thereof as promptly as practicable after the expiration or termination of the Exchange Offer.

  Old Notes tendered in the Exchange Offer must be in denominations of principal amount of $1,000 or any integral multiple thereof.

  The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Old Notes not theretofore accepted for exchange, upon the occurrence of any of the conditions of the Exchange Offer specified below under "--Certain Conditions to the Exchange Offer." The Company will give oral or written notice of any extension, amendment, non-acceptance or termination to the Holders of the Old Notes as promptly as practicable, such notice in the case of any extension to be issued by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled Expiration Date.

PROCEDURES FOR TENDERING OLD NOTES

  The tender to the Company of Old Notes by a Holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal. Except as set forth below, a Holder who wishes to tender Old Notes for exchange pursuant to the Exchange Offer must transmit a properly completed and duly executed Letter of Transmittal, including all other documents required by such Letter of Transmittal, to The Bank of New York (the "Exchange Agent") at the address set forth below under "Exchange Agent" on or prior to the Expiration Date, accompanied by either (i) certificates for such Old Notes or (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Old Notes, if such procedure is available, into the Exchange Agent's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedure for book-entry transfer described below. A Holder who is unable to timely comply with the above-described procedure prior to the Expiration Date may effect a tender of Old Notes by complying with the guaranteed delivery procedures described below. THE METHOD OF DELIVERY OF OLD NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR OLD NOTES SHOULD BE SENT TO THE COMPANY.

  Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on his own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering Old Notes, either make appropriate arrangements to register ownership of the Old Notes in such beneficial owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

  Signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the Old Notes surrendered for exchange are tendered (i) by a registered Holder of the Old Notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution (as defined below). In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as "an eligible guarantor institution," including (as such terms are defined therein) (i) a bank; (ii) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer; (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings association that is a participant in a Securities Transfer Association (collectively, "Eligible Institutions"). If Old Notes are registered in the name of a person other than a signer of the Letter of Transmittal, the Old Notes surrendered for exchange must be endorsed by, or be accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by the Company in its sole discretion, duly executed by the registered Holder with the signature thereon guaranteed by an Eligible Institution.

  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Old Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding. The Company reserves the absolute right to reject any and all tenders of any particular Old Notes not properly tendered or to not accept any particular Old Note which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the right to waive the ineligibility of any Holder who seeks to tender Old Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer as to any particular Old Notes either before or after the Expiration Date (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Old Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

  If the Letter of Transmittal is signed by a person or persons other than the registered Holder or Holders of Old Notes, such Old Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered Holder or Holders appear on the Old Notes.

  If the Letter of Transmittal or any Old Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

  By tendering, each Holder will represent to the Company that, among other things, the New Notes acquired pursuant to the Exchange Offer are being obtained in the ordinary course of business of the person receiving such New Notes, whether or not such person is the Holder, and that neither the Holder nor such other person has any arrangement or understanding with any person to participate in the distribution of the New Notes. In the case of a Holder that is not a broker-dealer, each such Holder, by tendering, will also represent to the Company that such Holder is not engaged in and does not intend to engage in, a distribution of the New Notes. If any Holder or any such other person is an "affiliate," as defined in Rule 405 under the Securities Act, of the Company, or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of such New Notes to be acquired pursuant to the Exchange Offer, such Holder or any such other person (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes. See "Plan of Distribution." The Letter of Transmittal states that by so acknowledging and by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

  Upon satisfaction or waiver of all conditions to the Exchange Offer, the Company will accept, promptly after the Expiration Date, all Old Notes properly tendered and will issue the New Notes promptly after acceptance of the Old Notes. See "--Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Old Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent, with written confirmation of any oral notice to be given promptly thereafter.

  For each Old Note accepted for exchange, the Holder will receive a New Note having a principal amount equal to that of the surrendered Old Note. The New Notes will bear interest from the most recent date to which interest has been paid on the Old Notes or, if no interest has been paid on the Old Notes, from April 2, 1997. Accordingly, Holders of New Notes on the relevant record date for the first interest payment date following the consummation of the Exchange Offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from April 2, 1997. Old Notes accepted for exchange will cease to accrue interest from and after the date of consummation of the Exchange Offer. Holders of Old Notes whose Old Notes are accepted for exchange will not receive any payment in respect of accrued interest on such Old Notes otherwise payable on any interest payment date the record date for which occurs on or after the date of consummation of the Exchange Offer.

  In all cases, issuance of New Notes for Old Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Old Notes (or a timely Book-Entry Confirmation of such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Old Notes are submitted for a greater principal amount than the Holder desires to exchange, such unaccepted or non-exchanged Old Notes will be returned without expense to the tendering Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry procedures described below, such non-exchanged Old Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the expiration or termination of the Exchange Offer.

BOOK-ENTRY TRANSFER

  The Exchange Agent will make a request to establish an account with respect to the Old Notes at the Book-Entry Transfer Facility for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Old Notes by causing the Book-Entry Transfer Facility to transfer such Old Notes into the Exchange Agent's account at the Book-Entry Transfer Facility in accordance with such Book-Entry Transfer Facility's procedures for transfer. However, although delivery of Old Notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or in accordance with the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

  If a Holder of the Old Notes desires to tender such Old Notes and the Old Notes are not immediately available, or time will not permit such Holder's Old Notes or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if (i) the tender is made through an Eligible Institution, (ii) prior to the Expiration Date, the Exchange Agent has received from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery), setting forth the name and address of the Holder of Old Notes and the amount of Old Notes tendered, stating that the tender is being made thereby and guaranteeing that within five New York Stock Exchange ("NYSE") trading days after the execution of the Notice of Guaranteed Delivery the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, the Letter of Transmittal and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the Exchange Agent, and (iii) the certificates for all physically tendered Old Notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, the Letter of Transmittal and all other documents required by the Letter of Transmittal, are received by the Exchange Agent within five NYSE trading days after the execution of the Notice of Guaranteed Delivery.

WITHDRAWAL RIGHTS

  Tenders of Old Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

  For a withdrawal to be effective, a written notice of withdrawal must be received by the Exchange Agent at the address or, in the case of Eligible Institutions, at the facsimile number, set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Old Notes to be withdrawn (the "Depositor"), (ii) identify the Notes to be withdrawn (including the certificate number or numbers and principal amount of such Old Notes), (iii) contain a statement that such person is withdrawing his election to have such Old Notes exchanged, (iv) be signed by the person in the same manner as the original signature on the Letter of Transmittal by which such Old Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer to have the Trustee with respect to the Old Notes register the transfer of such Old Notes in the name of the person withdrawing the tender and (v) specify the name in which such Old Notes are registered, if different from that of the Depositor. If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company, whose determination shall be final and binding on all parties. Any Old Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer and no New Notes will be issued with respect thereto unless the Old Notes so withdrawn are validly re-tendered. Any Old Notes that have been tendered for exchange but that are not exchanged for any reason will be returned to the tendering Holder without cost to such Holder (or, in the case of Old Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Old Notes will be credited to an account maintained with the Book-Entry Transfer Facility for the Old Notes) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Old Notes may be re-tendered by following the procedures described under "--Procedures for Tendering Old Notes" above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

  Notwithstanding any other provision of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offer, if at any time before the acceptance of such Old Notes for exchange or the exchange of the New Notes for such Old Notes, any of the following events shall occur:

    (a) there shall be threatened, instituted or pending any action or proceeding before, or any injunction, order or decree shall have been issued by, any court or governmental agency or other governmental regulatory or administrative agency or commission, (i) seeking to restrain or prohibit the making or consummation of the Exchange Offer or any other transaction contemplated by the Exchange Offer, or assessing or seeking any damages as a result thereof, or (ii) resulting in a material delay in the ability of the Company to accept for exchange or exchange some or all of the Old Notes pursuant to the Exchange Offer; or any statute, rule, regulation, order or injunction shall be sought, proposed, introduced, enacted, promulgated or deemed applicable to the Exchange Offer or any of the transactions contemplated by the Exchange Offer by any government or governmental authority, domestic or foreign, or any action shall have been taken, proposed or threatened, by any government, governmental authority, agency or court, domestic or foreign, that in the sole judgment of the Company might directly or indirectly result in any of the consequences referred to in clauses (i) or (ii) above or, in the sole judgment of the Company, might result in the holders of New Notes having obligations with respect to resales and transfers of New Notes that are greater than those described in the interpretation of the Commission referred to on the cover page of this Prospectus, or would otherwise make it inadvisable to proceed with the Exchange Offer; or

    (b) there shall have occurred (i) any general suspension of or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter market, (ii) any limitation by a governmental agency or authority that may adversely affect the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation by any governmental agency or authority that adversely affects the extension of credit or (iv) a commencement of a war, armed hostilities or other similar international calamity directly or indirectly involving the United States, or, in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof; or

    (c) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company and its subsidiaries taken as a whole that, in the sole judgment of the Company, is or may be adverse to the Company, or the Company shall have become aware of facts that, in the sole judgment of the Company, have or may have adverse significance with respect to the value of the Old Notes or the New Notes; that in the sole judgment of the Company in any case, and regardless of the circumstances (including any action by the Company) giving rise to any such condition, makes it inadvisable to proceed with the Exchange Offer and/or with such acceptance for exchange or with such exchange.

  The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

  In addition, the Company will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any such Old Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939.

EXCHANGE AGENT

  The Bank of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

                     The Bank of New York, Exchange Agent

      By Mail or Hand Delivery:                By Facsimile Transmission:
        The Bank of New York                (for Eligible Institutions only):
       Reorganization Section                        (212) 571-3080
       101 Barclay Street--7E                 Attention: Mr. George Johnson
      New York, New York 10286                    Confirm by Telephone:
    Attention: Mr. George Johnson                    (212) 815-3687

  DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

FEES AND EXPENSES

  The Company will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offer. The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be $115,000.

TRANSFER TAXES

  Holders who tender their Old Notes for exchange will not be obligated to pay any transfer taxes in connection therewith, except that Holders who instruct the Company to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offer be returned to, a person other than the registered tendering Holder will be responsible for the payment of any applicable transfer tax.

CONSEQUENCES OF EXCHANGING OLD NOTES

  Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will continue to be subject to the provisions in the Indenture regarding transfer and exchange of the Old Notes and the restrictions on transfer of such Old Notes as set forth in the legend thereon as a consequence of the issuance of the Old Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Old Notes may not be offered or sold unless registered under, pursuant to an exemption from or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register Old Notes under the Securities Act. Based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties, the Company believes that New Notes issued pursuant to the Exchange Offer in exchange for Old Notes may be offered for resale, resold or otherwise transferred by Holders thereof (other than any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities
Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such New Notes were acquired in the ordinary course of such Holders' business and such Holders have no arrangement or understanding with any person to participate in the distribution of such New Notes. However, the staff of the Commission has not rendered a no-action letter with respect to the Exchange Offer, and there can be no assurance that the staff would make a similar determination for the Exchange Offer as in such other circumstances. Each Holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of New Notes and has no arrangement or understanding to participate in a distribution of New Notes. If any Holder who is an affiliate of the Company is engaged in or intends to engage in or has any arrangement or understanding with respect to the distribution of the New Notes to be acquired pursuant to the Exchange Offer, such Holder (i) could not rely on the applicable interpretations of the staff of the Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives New Notes for its own account in exchange for Old Notes must acknowledge that such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with any resale of such New Notes. See "Plan of Distribution."

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following is a summary of certain United States federal income tax consequences associated with the exchange of Old Notes for New Notes and the ownership and disposition of the New Notes by holders who acquired the New Notes pursuant to the Exchange Offer. The summary is based upon current laws, regulations, rulings and judicial decisions, all of which are subject to change. The discussion below does not address all aspects of United States federal income taxation that may be relevant to particular holders in the context of their specific investment circumstances or certain types of holders subject to special treatment under such laws (for example, financial institutions, banks, tax-exempt organizations and insurance companies). In addition, the discussion does not address any aspect of state, local or foreign taxation and assumes that a holder of the New Notes (i) will hold them as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) will not own, directly or indirectly, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote.

  For purposes of the discussion, a "United States holder" is an individual who is a citizen or resident of the United States, a corporation, partnership or other entity created under the laws of the United States or any political subdivision thereof, or an estate or trust that is subject to United States federal income taxation without regard to the source of income and a "Non-United States holder" is any holder who is not a United States holder.

  PROSPECTIVE PURCHASERS OF THE NEW NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE NEW NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

 Exchange Offer

  The exchange of Old Notes for New Notes pursuant to the Exchange Offer should not be treated as an exchange or other taxable event for U.S. federal income tax purposes because under Treasury regulations, the New Notes should not be considered to differ materially in kind or extent from the Old Notes. Rather, the New Notes received by a holder should be treated as a continuation of the Old Notes in the hands of such holder. As a result, there should be no U.S. federal income tax consequences to holders who exchange Old Notes for New Notes pursuant to the Exchange Offer and any such holder should have the same tax basis and holding period in the New Notes as it had in the Old Notes immediately before the exchange.

 United States Holders

  Interest payable on the New Notes will be includible in the income of a United States holder in accordance with such holder's regular method of accounting. If a New Note is redeemed, sold or otherwise disposed of, a United States holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other disposition of such New Note (to the extent such amount does not represent accrued but unpaid interest) and such holder's tax basis in the New Note. Subject to the market discount rules discussed below, such gain or loss will be capital gain or loss, assuming that the holder has held the New Note as a capital asset, and will be long-term if the holder has held the New Note for more than one year at the time of disposition.

  Under the market discount rules of the Code, a holder (other than a holder who made the election described below) who purchased an Old Note with "market discount" (generally defined as the amount by which the stated redemption price at maturity exceeds the holder's purchase price) will be required to treat any gain recognized on the redemption, sale or other disposition of the New Note received in the disposition as ordinary income to the extent of the market discount that accrued during the holding period of such New Note (which would include the holding period of the Old Note). A holder who has elected under applicable Code provisions to include market discount in income annually as such discount accrues will not, however, be required to treat any gain recognized as ordinary income under these rules. Holders should consult their tax advisors as to the portion of any gain that would be taxable as ordinary income under these provisions.

 Non-United States Holders

  An investment in the New Notes by a Non-United States holder generally will not give rise to any United States federal income tax consequences if the interest received or any gain recognized on the sale, redemption or other disposition of the New Notes by such holder is not treated as effectively connected with the conduct by such holder of a trade or business in the United States, and in the case of gains derived by an individual, such individual is not present in the United States for 183 days or more and certain other requirements are met. Under current Treasury regulations, in order to avoid back-up withholding of 31% on payments of interest (i) a Non-United States holder of the New Notes generally must certify to the issuer or its agent, under penalties of perjury, that it is not a United States person and complete and provide the payor with a U.S. Treasury Form W-8 (or a suitable substitute form), which includes its name and address, or (ii) a securities clearing organization, bank or other financial organization that holds customers' securities in the ordinary course of business (a "financial institution") and holds the New Note, must certify under penalties of perjury that such a Form W-8 (or suitable substitute form) has been received from the beneficial owner of the New Notes by it or by a financial institution between it and the beneficial owner, and must furnish the payor with a copy thereof.

  On April 22, 1996, the Internal Revenue Service proposed regulations (the "Proposed Regulations") that, if enacted in their current form, could affect the procedures to be followed by a Non-United States holder in establishing such holder's status as a Non-United States holder for purposes of the backup withholding rules discussed above. The Proposed Regulations, if adopted in their current form, generally would be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of the Proposed Regulations and the potential effect of such regulations on an investment in the New Notes.

                                USE OF PROCEEDS

  There will be no proceeds to the Company from the Exchange Offer. The net proceeds from the sale of the Old Notes, of approximately $121.1 million, were applied to reduce indebtedness under the Credit Agreement. Borrowings under the Credit Agreement, which were incurred primarily to fund oil and gas property acquisitions, bear interest at a fluctuating rate per annum selected by the Company from (i) the agent bank's prime rate plus a spread, (ii) bid rates for certificates of deposit plus a spread and (iii) LIBOR plus a spread. See "Description of the Credit Agreement." The interest rate borne by such borrowings at December 31, 1996 was 7.0% per annum.

                                CAPITALIZATION

  The following table sets forth, as of December 31, 1996, (i) the actual capitalization of the Company at that date (as restated for the March 19, 1997 three-for-two common stock split), (ii) the pro forma capitalization of the Company giving effect to the January 1997 conversion of $29.7 million principal amount of convertible subordinated notes into common stock and (iii) the adjusted pro forma capitalization of the Company, giving effect to the adjustments in (ii), the offering of the Old Notes and the application of the net proceeds from such offering as described in "Use of Proceeds."

                                                AS OF DECEMBER 31, 1996
                                       -----------------------------------------
                                                                   PRO FORMA,
                                       ACTUAL (A) PRO FORMA (B)  AS ADJUSTED (C)
                                       ---------- -------------- ---------------
                                                  (IN THOUSANDS)
Short-term debt......................   $  3,000     $  3,000       $    --
                                        ========     ========       ========
Long-term debt (excluding current ma-
 turities):
 Credit Agreement....................   $285,000     $285,000       $166,900
 Convertible subordinated notes......     29,757          --             --
 Notes offered hereby................        --           --         125,000
                                        --------     --------       --------
  Total long-term debt...............    314,757      285,000        291,900
                                        --------     --------       --------
Stockholders' equity:
 Series A convertible preferred
  stock, $.01 par value, 1,138,729
  shares issued and outstanding......     28,468       28,468         28,468
 Common Stock, $.01 par value,
  28,209,976 shares issued before the
  note conversion and 30,138,218
  shares issued after the note
  conversion.........................        282          301            301
 Additional paid-in capital..........    164,577      193,877        193,877
 Treasury stock (2,578,781 shares)...    (40,219)     (40,219)       (40,219)
 Unrealized gain on investment in eq-
  uity securities....................        638          638            638
 Retained earnings (deficit).........    (11,078)     (11,078)       (11,078)
                                        --------     --------       --------
  Total stockholders' equity.........    142,668      171,987        171,987
                                        --------     --------       --------
  Total capitalization...............   $457,425     $456,987       $463,887
                                        ========     ========       ========

--------
(a) Includes the effect of the March 19, 1997 three-for-two common stock split.
(b) Includes pro forma adjustments for the effects of the January 1997 conversion of convertible subordinated notes and the March 19, 1997 three-for-two stock split, but does not include the effects of the offering of the Old Notes.
(c) Includes pro forma adjustments described in footnote (b), adjusted for the effects of the offering of the Old Notes and application of the net proceeds as discussed under "Use of Proceeds."

                              RECENT DEVELOPMENTS

  The following are results of operations for the three months ended March 31, 1997, compared with results for the three months ended March 31, 1996, announced on April 24, 1997.

                                                            THREE MONTHS ENDED
                                                                 MARCH 31,
                                                            -------------------
                                                              1996      1997
                                                            --------- ---------
                                                                (UNAUDITED)
                                                              (IN THOUSANDS,
                                                             EXCEPT PRODUCTION
                                                            AND PER UNIT DATA)
   Revenues:
     Oil...................................................   $16,303 $  19,914
     Gas...................................................    15,610    29,524
     Total revenues........................................    36,081    53,494
   Earnings available to common stock......................     4,671    10,650
   Earnings per share:
     Primary............................................... $    0.17 $    0.40
     Fully diluted.........................................      0.17      0.38
   Average sale prices:
     Oil (per Bbl)......................................... $   18.67 $   21.36
     Gas (per Mcf).........................................      1.84      2.62
   Average daily production:
     Oil (Bbls)............................................     9,593    10,359
     Gas (Mcf).............................................    93,217   125,245

  First quarter 1997 earnings of $10.7 million, or 40 cents per primary share were more than double first quarter 1996 net income of $4.7 million or 17 cents per share. The increased quarterly earnings are the result of higher oil and gas production and prices. Total revenues for the quarter were $53.5 million, a 48% increase from first quarter 1996 revenues of $36.1 million. Revenues for the 1997 quarter include gains on sale of property and equity securities of $0.2 million and $1.2 million, respectively.

  On March 24, 1997, the Company announced an agreement, effective April 1, 1997, to acquire producing properties and undeveloped acreage in Oklahoma, Kansas and Texas for $39.5 million from a subsidiary of Burlington Resources Inc. The transaction is scheduled to close in May 1997. The properties are primarily operated interests. The Company's internal engineers estimate related proved reserves to be 36.5 billion cubic feet equivalent of natural gas, of which more than 97% is gas. Approximately 30% of the purchase price is attributable to 124 square miles (79,500 net acres) of undeveloped acreage primarily located in Texas County, Oklahoma.

  On March 24, 1997, the Company also announced entering into definitive agreements to sell non-strategic producing properties for approximately $15 million. Closings of the sales are expected during the second quarter of 1997.

  On April 10, 1997, the Company announced the authorization by its Board of Directors to repurchase up to two million shares of its Common Stock, or about 7% of the shares outstanding. This repurchase program is in addition to the three million share program (adjusted for the March 1997 three-for-two stock split) announced in May 1996, and completed in April 1997.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following table presents selected financial information for each of the years, and as of year-end, in the five-year period ended December 31, 1996, which has been derived from the Company's audited consolidated financial statements. This financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                    YEAR ENDED DECEMBER 31,
                          -------------------------------------------------------
                            1992         1993          1994    1995 (A)    1996
                          --------     --------      --------  --------  --------
                                         (IN THOUSANDS)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA (B):
 Revenues:
 Oil....................   $31,921      $39,747       $53,324   $60,349   $75,013
 Gas....................    31,994       34,649        38,389    40,543    73,402
 Gas gathering,
  processing and
  marketing.............     3,943        3,717         4,274     7,091    12,032
 Other..................      (502)(c)       69           288     4,922       944
                          --------     --------      --------  --------  --------
 Total revenues.........    67,356       78,182        96,275   112,905   161,391
                          --------     --------      --------  --------  --------
 Expenses:
 Production.............    21,744       29,223        32,368    35,338    39,365
 Taxes on production and
  property..............     5,767        6,706         8,586     8,646    11,944
 Depreciation, depletion
  and amortization......    19,979       25,108        31,709    36,892    37,858
 Impairment (a).........       --           --            --     20,280       --
 General and
  administrative........     8,150        9,863         8,532    13,156    16,420
 Gas gathering and
  processing............     1,316        1,492         1,646     2,528     6,905
 Interest, net..........     4,975        5,464         8,034    12,523    17,072
 Trust development
  costs.................       527          695           622       561       854
                          --------     --------      --------  --------  --------
 Total expenses.........    62,458       78,551        91,497   129,924   130,418
                          --------     --------      --------  --------  --------
 Income (loss) before
  income tax and
  extraordinary item....     4,898         (369)        4,778   (17,019)   30,973
 Income tax expense.....       154        3,643         1,730    (5,825)   10,669
                          --------     --------      --------  --------  --------
 Net income (loss)
  before extraordinary
  item..................     4,744       (4,012)        3,048   (11,194)   20,304
 Extraordinary item.....       --           --            --        656       --
                          --------     --------      --------  --------  --------
 Net income (loss)......     4,744       (4,012)        3,048   (10,538)   20,304
 Preferred stock
  dividends.............       --           --            --        --        514
                          --------     --------      --------  --------  --------
 Earnings (loss)
  available to common
  stock.................    $4,744      $(4,012) (d)   $3,048  $(10,538)  $19,790
                          ========     ========      ========  ========  ========
CONSOLIDATED BALANCE
 SHEET DATA (B):
 Property and equipment,
  net...................  $149,484     $228,551      $244,555  $364,474  $450,561
 Total assets...........   176,831      258,019       292,451   402,675   523,070
 Long-term debt.........    79,000      111,750       142,750   238,475   314,757
 Owners' equity.........    76,056      115,168       113,333   130,700   142,668
OTHER FINANCIAL DATA
 (B):
 EBITDA (e).............   $30,150      $30,351       $44,777   $54,068   $85,541
 Capital expenditures...    12,131      105,228        49,608   190,311   146,568
 Ratio of earnings to
  fixed charges (f).....       1.8x         0.9x          1.5x      --        2.6x
 Ratio of EBITDA to
  interest expense......       5.7x         5.4x          5.4x      4.2x      5.0x
 Ratio of total debt to
  EBITDA................       2.6x         3.7x          3.2x      4.4x      3.7x

--------
(a) Includes effect of a $20.3 million pre-tax, non-cash impairment charge recorded upon adoption of Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.
(b) Significant producing property acquisitions in 1993, 1994, 1995 and 1996 affect the comparability of year-to-year financial, operating and other data.
(c) Includes a $2.4 million loss on sale of Units in the initial public offering for the Cross Timbers Royalty Trust.
(d) Includes effect of a one-time, non-cash accounting charge of $4 million for net deferred income tax liabilities recorded upon the Merger.
(e) Earnings before interest, income tax and depreciation, depletion, amortization and impairment. EBITDA is not intended to represent cash flow in accordance with generally accepted accounting principles and does not represent the measure of cash available for distribution. EBITDA is not intended as an alternative to earnings available to common stock or net income.
(f) For purposes of calculating this ratio, earnings include income (loss) from continuing operations before income tax and fixed charges. Fixed charges include interest expense, preferred stock dividends and an imputed interest expense on operating lease rentals (assumed as one-third) of rentals. Excluding the effect of the charge in (a) above in 1995, the ratio of earnings to fixed charges would have been 1.3x.

                      SELECTED RESERVE AND OPERATING DATA

                                        YEAR ENDED DECEMBER 31,
                          ---------------------------------------------------------
                            1992          1993       1994       1995       1996
                          ----------    ---------- -------------------- -----------
                           (IN THOUSANDS EXCEPT PRODUCTION AND PER UNIT DATA)
PROVED RESERVES (A):
 Oil (Bbls).............     16,666        21,082     33,581     39,988      42,440
 Gas (Mcf)..............    172,199       169,119    177,061    358,070     540,538
 Barrels of oil
  equivalent (BOE)......     45,366        49,269     63,091     99,666     132,530
 Estimated future net
  cash flows, before
  income tax............   $339,433      $309,244   $406,128  $ 712,907  $1,737,024
 Present value of
  estimated future net
  cash flows, discounted
  at 10%:
 Before income tax......  $ 207,415     $ 189,968  $ 247,946 $  405,706 $   946,150 (b)
 After income tax.......    207,415 (c)   173,294    213,146    335,156     706,481
AVERAGE DAILY
 PRODUCTION:
 Oil (Bbls).............      4,749         6,968      9,497      9,677       9,584
 Gas (Mcf)..............     51,205        51,260     58,182     78,408     101,845
 Barrels of oil
  equivalent (BOE)......     13,283        15,511     19,194     22,745      26,558
AVERAGE SALES PRICE (D):
 Oil (per Bbl)..........  $   18.37     $   15.63  $   15.38 $    17.09 $     21.38
 Gas (per Mcf)..........       1.71          1.85       1.81       1.42        1.97
Production costs (per
 BOE)...................  $    4.47     $    5.16  $    4.62 $     4.26 $      4.05
Production and property
 taxes (per BOE)........       1.19          1.19       1.23       1.04        1.23
RESERVE ADDITIONS (BOE):
 Acquisitions...........        434        12,351      4,486     31,508      27,118
 Extensions, discoveries
  and revisions.........      7,956        (2,744)    16,840     15,426      15,725
                          ---------     ---------  --------- ---------- -----------
 Total additions........      8,390         9,607     21,326     46,934      42,843
                          =========     =========  ========= ========== ===========
COSTS INCURRED:
 Acquisitions...........  $   1,475     $  87,064  $  28,100 $  131,342 $   105,815
 Development and
  exploitation..........     10,730        19,462     21,826     21,061      45,038
                          ---------     ---------  --------- ---------- -----------
 Total costs incurred...  $  12,205     $ 106,526  $  49,926 $  152,403 $   150,853
                          =========     =========  ========= ========== ===========

--------
(a) Proved reserves were estimated using oil and gas prices and production and development costs as of December 31 of each such year, without escalation.
(b) Based on an oil price of $20.00 per barrel and a gas price of $2.00 per Mcf at December 31, 1996, the discounted present value of cash flows before income taxes of the Company's proved reserves as of December 31, 1996 would have been $599.9 million.
(c) Since proved reserves were held by non-taxable predecessor entities before May 18, 1993, no provision is included for federal income tax before that date.
(d) Average sales price data includes the effects of hedging activities which have not been significant.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

  Cross Timbers Oil Company (the "Company") was organized in October 1990 to ultimately acquire the business and properties of predecessor entities that were created from 1986 through 1989. The Company completed its initial public offering of common stock in May 1993.

  The Company follows the successful efforts method of accounting. As of October 1, 1995, the Company adopted SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, recording a pre-tax, non-cash impairment charge of $20.3 million. The Company has implemented the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, but continues to record compensation of stock-based awards using Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

  In addition to the adoption of accounting principles described above, the following events affect the comparative results of operations and/or financial condition for the years ended December 31, 1994, 1995 and 1996, and/or may impact future operations and financial condition. Throughout Management's Discussion and Analysis of Financial Condition and Results of Operations, references to barrels of oil equivalent ("BOE") refer to quantities of production for the indicated period (with gas quantities converted to barrels on an energy equivalent ratio of six Mcf to one barrel).

  Three-for-Two Stock Split. On March 19, 1997, the Company effected a three-for-two stock split for common stockholders of record on March 12, 1997. All per share amounts have been restated to reflect the stock split on a retroactive basis.

  January 1994 Acquisitions. In January 1994, the Company acquired an additional interest in the Prentice Northeast Unit and certain other West Texas oil-producing properties for $22.9 million. These acquisitions were primarily financed by bank borrowings.

  1995 Acquisitions. During 1995, the Company acquired predominantly gas-producing properties for a total cost of $131 million, and a gas processing plant and gathering facility for $29 million. The Santa Fe Acquisition, the largest of these acquisitions, closed on August 1, 1995 and consisted of mostly operated properties and related facilities in the Hugoton Field of Kansas and Oklahoma. The 1995 acquisitions were primarily funded by bank borrowings and proceeds from the 1995 common stock offering and asset sales.

  1996 Acquisitions. During 1996, the Company acquired predominantly gas-producing properties for a total cost of $110 million. The Enserch Acquisition, the largest of these acquisitions, closed in July 1996 at a cost of $39.4 million and primarily consisted of operated interests in the Green River Basin of southwestern Wyoming. In November 1996, the Company acquired additional interests in the Fontenelle Unit, the most significant property included in the Enserch Acquisition, at a cost of $12.5 million. In December 1996, the Company acquired primarily operated interests in gas-producing properties in the Ozona area of the Permian Basin of West Texas for $28 million. From July through December 1996, the Company acquired 16% of the publicly traded outstanding units of beneficial interest in Cross Timbers Royalty Trust at a total cost of $12.8 million. These 1996 acquisitions were primarily funded by bank borrowings (see "Liquidity and Capital Resources-- Financing" below).

  1994, 1995 and 1996 Development Programs. In 1994, the Company drilled 40 wells and implemented 67 workovers. In 1995, the Company drilled 40 wells and performed 61 recompletions and workovers. During 1996, the Company drilled 48 oil wells and 52 gas wells and completed 125 recompletions and workovers. During 1995 and 1996, oil development was concentrated in the Prentice Northeast Unit of West Texas. Gas development focused on Major County, Oklahoma throughout this three-year period. Fourth quarter 1996 development drilling also included the Fontenelle Unit of southwestern Wyoming. The Company's exploratory expenditures were not significant during these years.

  1997 Development Program. The Company has budgeted 173 wells to be drilled in its 1997 development program including 114 gas and 59 oil, and plans 80 workover/recompletion activities. Natural gas development will be concentrated in the Fontenelle Unit in southwestern Wyoming, the Ozona area in West Texas and in Major County, Oklahoma. Oil drilling will continue to be focused in the Company's largest oil-producing property, the Prentice Northeast Unit of West Texas, as well as in the University Block 9 Field, where the Company increased its working interest to 100% in January 1997 at a cost of $12.5 million. Approximately 10% to 20% of the 1997 budget will be allocated to higher-risk projects, including step-out development wells and exploratory drilling. Much of the higher-risk activity will focus on the Tubb Formation in Lea County, New Mexico, where the Company plans to recomplete up to 22 wells and drill up to 20 wells.

  1995 Common Stock Offering. In August 1995, the Company sold 2,250,000 shares of common stock. The net proceeds of $29.5 million from this offering were used to partially fund the Santa Fe Acquisition.

  1996 Preferred Stock Exchange. In September 1996, pursuant to the Company's exchange offer, a total of 1,324,111 shares of common stock were exchanged for 1,138,729 shares of Series A convertible preferred stock.

  1996 and 1997 Conversion of Subordinated Notes. During November and December 1996, $27.7 million principal of the Company's 5 1/4% convertible subordinated notes was converted by noteholders into 1,198,454 shares of common stock. In January 1997, the remaining principal of $29.7 million was converted by noteholders into 1,285,495 shares of common stock.

  Treasury Stock. As part of its 1996 strategic acquisition plan, the Company purchased 1.3 million shares of common stock at a total cost of $30.7 million. An additional 483,000 shares have been purchased through March 10, 1997 at a cost of $12.9 million. These purchases were primarily funded by bank borrowings.

  Investment in Equity Securities. During 1994, the Company acquired 6.6% of the common stock of Plains Petroleum Company, a publicly traded independent oil and gas producer, at a total cost of $15.2 million. The Company sold its investment in Plains Petroleum in 1995 at a gain of $1.6 million. During 1996, the Company acquired less than 5% of a publicly traded independent oil and gas producer at a total cost of $16.1 million.

  Property Sales. During 1994, the Company recorded a net loss on property sales of $100,000. During 1995 and 1996, sales of producing properties resulted in net gains of $3 million and $500,000, respectively.

  Stock Incentive Compensation. Stock incentive compensation includes stock appreciation right ("SAR") compensation and performance share compensation, and is the result of these stock awards and subsequent increases in the Company's stock price. In 1994, SAR compensation was $700,000 (cash payments of $10,000). During 1995, stock incentive compensation totaled $5.1 million, which included SAR compensation of $2.3 million (cash payments of $800,000) and non-cash performance share compensation of $2.8 million. During 1996, stock incentive compensation totaled $6.2 million, which included SAR compensation of $3.7 million (cash payments of $7.1 million, partially offset by prior accruals) and non-cash performance share compensation of $2.5 million. Exercises and forfeitures under the 1991 Stock Incentive Plan have reduced outstanding stock incentive units (including SARs) from 447,000 at year-end 1994 to 371,000 at year-end 1995 and 23,000 (34,000 after the three-for-two stock split) at year-end 1996.

  Extraordinary Item. During 1995, the Company recognized an extraordinary gain of $700,000 (net of income tax of $300,000) as a result of the purchase and early retirement of $8.3 million principal amount of the

Company's 5 1/4% convertible subordinated notes. During 1996, the Company redeemed, purchased and retired a total of $9 million principal amount of the notes at a loss before income tax of $400,000. This loss was not presented as an extraordinary item because it was not material to 1996 earnings. These purchases were primarily funded by bank borrowings.

  Product Prices. Oil and gas prices are affected not only by supply and demand factors, but are also subject to substantial seasonal, political and other fluctuations that are generally beyond the ability of the Company to control or predict.

  Crude oil prices are generally affected by global politics and supply, particularly among OPEC members. Despite the anticipation of and eventual resumption of Iraqi exports, 1996 oil prices reached their highest levels since the Persian Gulf War in 1990. The average posted price per barrel of West Texas Intermediate ("WTI") oil, a benchmark crude, was $15.63, $16.77 and $20.45 in 1994, 1995 and 1996, respectively. Posted WTI prices fluctuated in 1996 between a monthly average low of $17.21 and high of $23.39. The average posted WTI price for January and February 1997 was $21.98. Improvement in oil prices from 1995 to 1996 have generally been attributed to global economic growth and diminished excess production capacity. Crude oil prices in 1997 will continue to largely depend on these factors. Based on 1996 production, the Company estimates that a $1.00 per barrel increase or decrease in the average oil sales price would result in approximately a $3 million change in 1997 annual income before income tax.

  Natural gas prices are generally influenced by national and regional supply and demand, which is often dependent upon the weather. Specific gas prices are also based on the location of production, pipeline capacity, gathering charges and the energy content of the gas. Throughout most of 1995, gas prices were relatively weak, primarily because of unseasonably warm weather. Gas prices began to increase in fourth quarter 1995 when low storage levels and colder than expected weather began to escalate prices. During 1996, U.S. gas consumption reached record highs, and prices were at their highest level since 1985. While domestic demand continues to grow, gas prices in 1997 will largely depend on the severity of winter weather, gas storage levels and price competition from other energy sources. Based on 1996 production, the Company estimates that a $0.10 per Mcf increase or decrease in the average gas sales price would result in approximately a $3 million change in 1997 annual income before income tax.

RESULTS OF OPERATIONS

 1996 Compared to 1995

  Earnings available to common stock for 1996 were $19.8 million as compared to a net loss of $10.5 million for 1995. Significantly improved earnings are the result of higher oil and gas prices and increased gas production from the 1995 and 1996 acquisitions and development programs. Additionally, 1995 results included a $20.3 million, pre-tax, non-cash impairment charge recorded upon adoption of SFAS 121. Results for 1995 and 1996 included the effects of stock incentive compensation of $5.1 million and $6.2 million, respectively. Also included in 1995 results were net gains on sale of properties and equity securities of $3 million and $1.6 million, respectively, and a $700,000 extraordinary gain on the Company's purchase and retirement of a portion of its convertible subordinated notes. Earnings for 1996 have been reduced by dividends of $500,000 on preferred stock that was issued in September 1996.

  Revenues for 1996 were $161.4 million, or 43% above 1995 revenues of $112.9 million. Oil revenue increased $14.7 million or 24% primarily because of a 25% increase in oil prices from an average of $17.09 in 1995 to $21.38 in 1996 (see "General--Product Prices" above). The Company's 1996 average oil price was above the average WTI price of $20.45 because of improved oil marketing margins. Oil production declined 1% from 1995 to 1996 primarily because of property sales and natural decline, largely offset by the effects of the 1995 and 1996 acquisitions and development programs.

  Gas revenue increased $32.9 million or 81% because of a 39% price increase (see "General--Product Prices" above) combined with a 30% increase in production. Increased gas production was attributable to the 1995 and 1996 acquisitions and development programs.

  Gas gathering, processing and marketing revenues increased $4.9 million primarily because of revenues from the gas processing plant and gathering facility acquired as part of the Santa Fe Acquisition on August 1, 1995. Other revenues decreased $4 million primarily because of net gains on sale of property and equity securities in 1995.

  Expenses for 1996 totaled $130.4 million as compared with total 1995 expenses of $129.9 million. Expenses for 1995 included the $20.3 million impairment charge recorded upon adoption of SFAS No. 121 in October 1995. All expenses other than impairment increased in 1996 primarily because of the 1995 and 1996 acquisitions.

  Production expenses increased $4 million or 11%. Per BOE, production expense decreased from $4.26 to $4.05. This decrease is primarily because the 1995 and 1996 acquisitions were predominantly gas-producing properties that generally have lower production costs per BOE.

  Taxes on production and property increased 38% or $3.3 million because of increased oil and gas revenues. Taxes on production and property per BOE only increased 18% from $1.04 to $1.23 because of property tax reductions on properties acquired before 1995 that largely offset property taxes related to the 1995 and 1996 acquisitions.

  Depreciation, depletion and amortization ("DD&A") increased $1 million, or 3%, primarily because of the 1995 and 1996 acquisitions and development programs. On a BOE basis, DD&A decreased from $4.44 in 1995 to $3.89 in 1996. Decreased DD&A per BOE is the result of increased proved reserve estimates at January 1, 1996, reduced depletable costs resulting from the SFAS 121 provision recorded in fourth quarter 1995, and the sale and operating leaseback of the Tyrone gas processing plant and related gathering system.

  General and administrative expense increased $3.3 million, or 25%, because of Company growth and increased stock incentive compensation. Excluding stock incentive compensation, general and administrative expense per BOE was $1.04 in 1996 as compared to $0.97 in 1995.

  Gas gathering and processing expense increased from $2.5 million in 1995 to $6.9 million in 1996. This increase was primarily because of rental expense related to the Tyrone plant and gathering system lease that began in March 1996. This increase offsets related decreases in DD&A and interest.

  Interest expense increased $4.5 million or 36% primarily because of increased debt to partially fund the 1995 and 1996 acquisitions and purchases of treasury stock and equity securities. Weighted average principal outstanding during 1996 was $259 million at an average interest rate of 6.4% compared with weighted average principal of $195.1 million at 6.2% for 1995. Interest expense per BOE increased from $1.51 in 1995 to $1.76 in 1996 primarily because of financing expenditures for other than oil and gas producing properties with bank and other short-term borrowings.

 1995 Compared to 1994

  Net loss for 1995 was $10.5 million as compared to net income of $3 million for 1994. The loss for 1995 included a $20.3 million pre-tax, non-cash impairment charge recorded upon adoption of SFAS No. 121, and a pre-tax charge of $5.1 million for predominantly non-cash stock incentive compensation. Also included in 1995 results were net gains on sale of properties and equity securities of $3 million and $1.6 million, respectively, and a $700,000 extraordinary gain on the Company's purchase and retirement of a portion of its convertible subordinated notes.

  Revenues for 1995 were $112.9 million, or 17% above 1994 revenues of $96.3 million. Oil revenue increased $7 million or 13% primarily because of an 11% increase in oil prices from an average of $15.38 in

1994 to $17.09 in 1995. The Company's 1995 average oil price was above the average WTI price of $16.77 because of improved oil marketing margins. Oil production increased 2% from 1994 as a result of the 1995 acquisitions, partially offset by reduced production from natural decline and property sales.

  Gas revenue increased $2.2 million or 6% because of a 35% increase in production, attributable to the 1995 acquisitions and the 1994 and 1995 development programs. The effects of increased production were largely offset by a 22% decline in average gas prices. Part of the decline in the Company's average gas price is because of a lower energy content and higher transportation differential for production from the Hugoton Field. Additionally, the 1994 average price was supported by sales of 25,000 Mcf per day under contract at $2.00 per Mcf during the last six months of the year.

  Gas gathering, processing and marketing revenues increased $2.8 million primarily because of revenues from the gas processing plant and gathering facility acquired as part of the Santa Fe Acquisition on August 1, 1995. Other revenues increased $4.6 million because of net gains of $3 million from property sales and a gain of $1.6 million from sale of equity securities.

  Expenses for 1995 totaled $129.9 million, a $38.4 million or 42% increase from total 1994 expenses of $91.5 million. Included in 1995 expenses is the $20.3 million impairment charge recorded upon adoption of SFAS No. 121 in October 1995. Other expense increases were generally attributable to the 1995 acquisitions.

  Production expenses increased $3 million or 9%. Per BOE, production expense decreased from $4.62 to $4.26. This decrease is generally because the 1995 acquisitions were predominantly gas-producing properties and therefore have lower production costs per BOE.

  Taxes on production and property increased only 1% or $100,000. Increased taxes from the 1995 acquisitions were almost completely offset by decreased property taxes on properties acquired before 1995, resulting in a decrease in taxes on production and property per BOE from $1.23 to $1.04.

  DD&A increased $5.2 million, or 16%, primarily because of the 1995 acquisitions, the largest of which closed on August 1. On a BOE basis, DD&A decreased from $4.53 in 1994 to $4.44 in 1995.

  General and administrative expense increased $4.6 million, or 54%, primarily because of increased stock incentive compensation of $4.4 million. Excluding stock incentive compensation, general and administrative expense per BOE was $0.97 in 1995 or 13% below $1.11 in 1994.

  Gas gathering and processing expense increased by $900,000 or 54% from 1994 to 1995. This increase was primarily because of operating expenses related to the Tyrone gas processing and gathering facility acquired August 1, 1995.

  Interest expense increased $4.5 million or 56% because of increased debt to partially fund the 1995 acquisitions and an increase in interest rates. Weighted average principal outstanding during 1995 was $195.1 million at an average interest rate of 6.2% compared with weighted average principal of $135.3 million at 5.5% for 1994. Interest expense per BOE was $1.15 in 1994 and $1.51 in 1995.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's primary sources of liquidity are cash flow from operating activities, public offerings of equity and debt, and bank debt. The Company's cash requirements, other than for operations, are generally for the acquisition and development of oil and gas properties, and debt and dividend payments. The Company believes that its sources of liquidity are adequate to fund its cash requirements during 1997.

  Cash provided by operating activities was $42.3 million in 1994, compared to $32.9 million in 1995 and $59.7 million in 1996. The fluctuation from 1995 to 1996 was primarily because of increased oil and gas prices and gas production, partially offset by stock incentive compensation payments that increased $6.3 million, while the fluctuation from 1994 to 1995 was almost entirely due to timing of realization of accounts receivable, inventory and payables. Before changes in working capital, cash flow from operations was $37.8 million, $40.4 million and $68.3 million in 1994, 1995 and 1996, respectively.

  The January 1994, 1995 and 1996 acquisitions were primarily financed by proceeds from long-term debt borrowings. The 1995 acquisitions were also partially funded by proceeds from public offerings of common stock. Development expenditures and dividend payments have generally been funded by cash flow from operations.

 Financial Condition

  Total assets increased from $403 million at December 31, 1995 to $523 million at December 31, 1996, primarily because of the 1996 acquisitions. As of December 31, 1996, total capitalization of the Company was $457 million, of which 69% was long-term debt. This compares with capitalization of $369 million at December 31, 1995, of which 65% was long-term debt. The increase in the debt-to-capitalization ratio from year-end 1995 to 1996 is because of increased borrowings under the Company's loan agreement to fund the 1996 acquisitions and other capital expenditures (see "Financing" below). After considering the effect of the January 1997 conversion of subordinated notes, the pro forma debt-to-capitalization ratio at December 31, 1996 was 62%.

 Working Capital

  The Company generally uses available cash to reduce bank debt and, therefore, does not maintain large cash and cash equivalent balances. Short-term liquidity needs are satisfied by bank commitments under the loan agreement (see "Financing" below). Because of this, and since the Company's principal source of operating cash flows (i.e., proved reserves to be produced in the following year) cannot be reported as working capital, the Company often has low or negative working capital.

 Financing

  Total borrowing commitments from commercial banks under the Revolving Credit Agreement ("loan agreement") were $300 million at December 31, 1996. The loan agreement provides for a revolving facility with scheduled reductions of borrowing commitment that generally occur each June 30 and December 31. As of December 31, 1996, borrowing commitments were scheduled to be reduced to $285 million on December 31, 1997. In connection with a property acquisition in January 1997, borrowing commitments were increased to $306 million, which will be reduced to $291 million on December 31, 1997. As a result of an amendment to the Credit Agreement in connection with the Offering, such amounts will be adjusted. See "Description of the Credit Agreement." Borrowings under the loan agreement mature on June 30, 2002, but may be prepaid at any time without penalty. The Company has periodically renegotiated its loan agreement to increase borrowing commitments and extend the revolving facility; however, there is no assurance that the Company will continue to do so in the future.

  Loan capacity under the loan agreement is redetermined annually using present value and cash flow parameters based on year-end estimated oil and gas reserves. If the redetermined loan capacity is less than total borrowings commitments, then such commitments will be reduced by the difference. If borrowings exceed the redetermined capacity, the Company must reduce borrowings to a level equal to the redetermined capacity within a specified period.

  During 1995, the Company purchased and retired $8.3 million principal amount of its 5 1/4% convertible subordinated notes, resulting in an extraordinary gain of $700,000. During 1996, the Company redeemed, purchased and retired a total of $9 million principal amount of the notes at a loss of $430,000. Note purchases were primarily funded by bank borrowings under the loan agreement. In November and December 1996, principal of $27.7 million was converted at the option of noteholders into 1,198,454 shares of common stock. In January 1997, principal of $29.7 million was converted into 1,285,495 shares of common stock. As of January 21, 1997, no notes remain outstanding.

  In August 1995, the Company sold 2.3 million shares of common stock for net proceeds of $29.5 million that were used to partially fund the Santa Fe Acquisition.

  In September 1996, pursuant to the Company's exchange offer, a total of 1,324,111 shares of common stock were exchanged for 1,138,729 shares of Series A convertible preferred stock.

 Capital Expenditures

  In May 1996, the Company announced its plan to make strategic acquisitions totaling $120 million over the following 18 months, including additional interests in and around the Company's operations, as well as purchases of up to two million shares of the Company's common stock. This goal excludes the previously announced Enserch Acquisition. Since that date and through December 1996, the Company purchased producing properties totaling approximately $66 million (excluding the Enserch Acquisition of $39.4 million) and 1.3 million treasury shares at a total cost of $30.7 million. These purchases were primarily funded by bank debt. Producing property acquisitions include the purchase of 16% of the outstanding beneficial units ("Units") of Cross Timbers Royalty Trust at a total cost of $12.8 million. After the Company completed its program to purchase one million Units in January 1997, the Board of Directors authorized the purchase of up to one million additional Units.

  The Company continues to pursue acquisitions that meet its criteria, although there are no assurances that such properties will be available. The Company plans to fund future acquisitions through a combination of cash flow from operations and bank borrowings; proceeds from public equity and debt transactions may also be utilized. The Company's base acquisition budget for 1997 is $50 million. If attractive acquisition opportunities arise during 1997, the Company could significantly exceed its base acquisition budget.

  In 1996, capitalized expenditures for exploitation and development totaled $32.3 million, compared to the budget of $40 million. Exploitation and development costs incurred for 1996 totaled $44.8 million. Exploration expenses in 1996 totaled $280,000. The Company has budgeted $70 million for the 1997 development program. As it has done historically, the Company expects to fund the 1997 development program from cash flow from operations. Since there are no material long-term commitments associated with this budget, the Company has the flexibility to adjust its actual development expenditures in response to changes in product prices, industry conditions, and the effects of the Company's acquisition and development programs.

  A portion of the Company's existing properties are operated by third parties which control the timing and amount of expenditures required to exploit the Company's interests in such properties. Therefore, the Company can give no assurances regarding the timing or amount of such expenditures.

  To date, the Company's expenditures to comply with environmental or safety regulations have not been significant, and the Company currently does not expect such expenditures to be significant during 1997. However, developments such as new regulations, enforcement policies or claims for damages could result in significant future costs.

  In March 1996, the Company sold its Tyrone gas processing plant and related gathering system for $28 million and entered an agreement to lease the facility from the buyers for an initial term of eight years at annual rentals of $4 million, and with fixed renewal options for an additional 13 years. In November 1996, the Company sold its gathering system in Major County, Oklahoma for $8 million and entered an agreement to lease the facility from the buyers for an initial term of eight years at annual rental of $1.6 million and with renewal options for an additional 10 years. Proceeds of these sales were used to reduce borrowings under the loan agreement.

 Dividends

  Since the Company's inception, the Board of Directors has declared quarterly dividends of $0.075 per common share ($0.05 per share on a post-split basis). In February 1997, the Board of Directors increased the quarterly dividend 10% to $0.055 per share on a post-split basis, or $6.1 million annually. Continuance of dividends is dependent upon available cash flow, as well as other factors. In addition, the Company's loan agreement restricts the amount of common stock dividends to 25% of operating cash flow for the last four quarters.

  Cumulative dividends on Series A convertible preferred stock are paid quarterly, when declared by the Board of Directors, based on an annual rate of $1.5625 per share, or $1.8 million annually.

PRODUCTION IMBALANCES

  The Company has gas production imbalance positions that are the result of partial interest owners selling more or less than their proportionate share of gas on jointly owned wells. Imbalances are generally settled by disproportionate gas sales over the remaining life of the well or by cash payment by the overproduced party to the underproduced party. The Company uses the entitlement method of accounting for natural gas sales. At December 31, 1996, the Company's consolidated balance sheet includes a net receivable of $4 million for a net underproduced balancing position of 821,000 Mcf of natural gas and 6,824,000 Mcf of carbon dioxide. Production imbalances do not have, and are not expected to have, a significant impact on the Company's liquidity or operations.

DERIVATIVES

  The Company uses derivatives on a limited basis to hedge interest rate and product price risks, as opposed to their use for trading purposes. To reduce variable interest rate exposure on debt, the Company had entered into a series of interest rate swap agreements, the last of which expired September 1996. The Company had no other significant derivative transactions or balances from 1994 to 1996.

                            BUSINESS AND PROPERTIES

  Cross Timbers Oil Company is a leading United States independent energy company engaged in the acquisition, development, exploitation and exploration of oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. The Company has consistently increased proved reserves, production and cash flow since its inception in 1986, and believes it is one of the most efficient domestic onshore operators in the industry. The Company has grown primarily through acquisitions of reserves, followed by aggressive development and exploitation activities and strategic acquisitions of additional interests in or near such reserves. The Company's oil and gas reserves are principally located in relatively long-lived fields with well-established production histories concentrated in western Oklahoma, the Permian Basin of West Texas and New Mexico, the Hugoton Field of Oklahoma and Kansas and the Green River Basin of Wyoming.

  The Company has achieved substantial growth in proved reserves, production, revenues and EBITDA over the last five years. The Company increased proved reserves by 192% from 45.4 million BOE as of December 31, 1992 to 132.5 million BOE as of December 31, 1996 at an average finding cost of $3.90 per BOE. Production increased from 4.9 million BOE in 1992 to 9.7 million BOE in 1996, and oil and gas revenues and EBITDA increased from $63.9 million and $30.2 million, respectively, in 1992 to $148.4 million and $85.5 million, respectively, in 1996.

  As of December 31, 1996, the Company's estimated proved oil and gas reserves totaled 42.4 million Bbls of oil and 540.5 Bcf of natural gas, or a total of
132.5 million BOE. Approximately 83% of these reserves, on a BOE basis, were proved developed reserves. The average reserve-to-production index for the Company's oil and gas proved reserves at December 31, 1996 was 12.4 years. As of December 31, 1996, the Company owned interests in 5,309 gross (1,695 net) wells and was the operator of wells representing 81% of the present value of cash flows before income taxes (discounted at 10%) from estimated proved reserves. The discounted present value of cash flows before income taxes, from the Company's estimated proved reserves was $946.2 million at December 31, 1996, based on then current oil and gas prices of $24.25 per barrel and $3.02 per Mcf, respectively. Based on an oil price of $20.00 per barrel and a gas price of $2.00 per Mcf, the discounted present value of cash flows before income taxes of the Company's proved reserves as of December 31, 1996 would have been $599.9 million. The Company has established a successful development record and from 1992 to 1996 drilled 462 gross (189 net) development wells, of which 449 gross (181.9 net) were commercially successful. The Company believes that production and cash flow in 1997 and 1998 will increase significantly as a result of acquisitions completed in 1996 and early 1997, the continued development of existing properties and the drilling of certain higher-risk prospects.

  From inception in 1986 through December 31, 1996, the Company produced a total of 55.4 million BOE. During this period, total proved reserves added due to extensions, discoveries and revisions were approximately 135% of production. Total development and exploitation costs incurred during this period were approximately 54% of cash provided by operating activities. Over the last three years, the Company increased, on a BOE basis, proved reserves per share from 2.10 at year end 1993 to 4.80 at year end 1996 while maintaining debt at approximately $2.20 per BOE of proved reserves. No assurance can be given that this trend will continue in the future.

  The following table sets forth the total amount spent by the Company to acquire, exploit and develop its proved reserves, and the amount of such reserves on a BOE basis, from inception in 1986 to December 31, 1996:

                                                                   AVERAGE COST
                                                   COSTS   BOE(A)    PER BOE
                                                  -------- ------- ------------
                                                   (IN THOUSANDS)
   Acquisition of properties..................... $637,979 127,862    $4.99
   Exploitation and development of properties....  153,357  74,846     2.05
                                                  -------- -------
   Total......................................... $791,336 202,708    $3.90
                                                  ======== =======

--------
(a) Amounts set forth include proved reserves, on a BOE basis, acquired or added through development since inception of the Company in 1986, and therefore include proved reserves acquired, exploited or developed and subsequently produced, distributed or sold.

COMPANY STRENGTHS

  The Company believes that its historical success and future prospects are directly related to its unique combination of strengths, including the following:

  Quality of Existing Properties. The Company's properties are characterized by relatively long reserve lives and highly predictable well production profiles. Based on current production from 1,695 net producing wells, the average reserve-to-production index for the Company's proved reserves at December 31, 1996 was 12.4 years. In general, these properties have extensive production histories and contain significant reserves and production enhancement opportunities. While the Company's properties are geographically diversified, the producing fields are concentrated within each core area, allowing for substantial economies of scale in production and cost-effective application of reservoir management techniques gained from prior operations. Since the Company's inception, approximately 54% of cash provided by operating activities has been invested in exploitation and development opportunities.

  Inventory of Drilling Projects. The Company has generated a substantial inventory of approximately 630 potential development drilling locations within its existing properties (of which 156 have been attributed proved undeveloped reserves), which should continue to support future net reserve additions. Approximately 200 of these locations will require certain regulatory approvals and legislation in Oklahoma prior to drilling. The Company has increased its inventory of drilling projects consistently since its inception and added more than 200 potential development drilling locations (of which 54 have been attributed proved undeveloped reserves) through acquisitions in 1996.

  Proven Acquisition Program. The Company employs a disciplined acquisition program refined by senior management over more than 20 years to augment its core properties and expand its reserve base. The Company's 40 engineering and geoscience professionals use their expertise and experience gained through the management of existing core properties to target properties with similar geological and reservoir characteristics for acquisition. Following an acquisition, these professionals implement development programs based on such expertise and experience to enhance production and reduce costs. Since its inception, the Company has completed acquisitions for an aggregate purchase price of $638 million, representing 127.9 million BOE of proved reserves. Additionally, since its inception the Company has added through its exploitation and development activities 74.8 million BOE, or 59%, of the proved reserves that it has acquired. In 1995 and 1996 alone, the Company acquired 59 million BOE of proved reserves for an aggregate purchase price of $237 million. The Company believes that its average acquisition cost of $4.04 per BOE of proved reserves during 1995 and 1996 ranks it in the top quartile of independent oil and gas producers over this period.

  Efficient Operations. The Company believes that the nature of its properties, along with the operating expertise and experience of its personnel in its principal geographic regions, have allowed the Company to lower its average lease operating expense ratios per BOE produced. The Company is the operator of properties representing 81% of the present value of cash flows before income taxes (discounted at 10%) from estimated proved reserves, allowing it to control expenses, capital allocation and the timing of development and exploitation activities in its fields. This control and the Company's operating expertise have allowed it to reduce substantially production costs of acquired properties. For example, in its Prentice Northeast Unit, the Company has reduced direct lease operating expenses by 35%, from $8.44 per BOE produced for the period from the Company's initial acquisition in the Unit in April 1993 through December 1993, to $5.50 per BOE produced for the year ended December 31, 1996.

  Experienced Management and Technical Staff. Senior management of the Company has worked together for over 20 years. They were co-founders of the Company in 1986 and previously served as executive officers of Southland Royalty Company, one of the largest U.S. independent oil and gas producers prior to its acquisition by Burlington Northern, Inc. in 1985. In addition, the Company has 40 engineering and geoscience professionals dedicated to its properties with an average of 15 years of experience.

BUSINESS STRATEGY

  Acquiring Long-Lived, Operated Properties. The Company seeks to acquire long-lived, onshore operated producing properties that (i) contain complex multiple-producing horizons with the potential for increases in reserves and production, (ii) are in the Company's core operating areas or in areas with similar geological and reservoir characteristics and (iii) present opportunities to reduce expenses through more efficient operations. The Company believes that the properties it acquires provide opportunities to increase production and reserves through the implementation of mechanical and operational improvements, workovers, behind-pipe completions, secondary-recovery operations, new development wells and other exploitation activities. The Company also seeks to acquire facilities related to gathering, processing, marketing and transporting oil and gas in areas where it owns reserves. Such facilities can enhance profitability, reduce gathering, processing, marketing and transportation costs, provide marketing flexibility and give the Company access to additional markets.

  Increasing Production and Reserves. A principal component of the Company's strategy is to increase production and reserves through aggressive management of operations and exploitation and development drilling. The Company believes that its principal properties possess geological and reservoir characteristics that make them well suited for production increases through low-risk exploitation and drilling programs. The Company has generated an inventory of approximately 630 potential drilling locations for this program. Additionally, the Company reviews operations and mechanical data on operated properties to determine if actions can be taken to reduce operating costs or increase production. Such actions include installing, repairing and upgrading lifting equipment, redesigning downhole equipment to improve production from different zones, modifying surface facilities and conducting restimulations and recompletions. The Company may also initiate, upgrade or revise existing secondary-recovery operations and drill development wells. As a result of its efforts, reserves added by the Company through revisions, extensions and discoveries have exceeded production by 135% since 1986.

  Exploration Activities. The Company's strategy has evolved to include allocation of 10% to 20% of its annual capital budget (excluding acquisitions) to higher-risk projects, including step-out development drilling, trend extensions and exploration. The Company attempts to select projects that it believes will have the potential to add substantially to proved reserves and cash flow. Although it has not historically engaged in significant exploratory activities, the Company believes that it can prudently and successfully add growth potential through exploratory activities given improved technology, its experienced technical staff and its expanded base of operations.

SIGNIFICANT PROPERTIES

  The following table summarizes proved reserves and discounted present value, before income tax, of proved reserves by the Company's major operating areas at December 31, 1996 (In thousands):

                                                                   DISCOUNTED
                                                      PROVED     PRESENT VALUE
                                                     RESERVES    BEFORE INCOME
                                                  --------------     TAX OF
                                                   OIL     GAS       PROVED
                                                  (BBL)   (MCF)     RESERVES
                                                  ------ ------- --------------
Permian Basin.................................... 31,274  77,655 $346,520  36.6%
Mid-Continent....................................  8,512 165,334  306,730  32.4
Hugoton..........................................    362 161,318  167,160  17.7
Rocky Mountain...................................  1,673 127,554  107,269  11.3
Other (a)........................................    619   8,677   18,471   2.0
                                                  ------ ------- -------- -----
Total............................................ 42,440 540,538 $946,150 100.0%
                                                  ====== ======= ======== =====

--------
(a) Includes 396,000 Bbls and 6,431,000 Mcf and discounted present value before income tax of $12,242,000 related to the Company's 16% ownership of Units of Cross Timbers Royalty Trust at December 31, 1996.

 PERMIAN BASIN AREA

  Prentice Field. The Prentice Field is located in Terry and Yoakum Counties, Texas. In 1993, the Company acquired its initial interest in the Prentice Northeast Unit in three separate transactions, accumulating a 62.1% interest. In January 1994, the Company purchased an additional 29.4% interest in the Prentice Northeast Unit, increasing the Company's total ownership to 91.5%. The Company assumed operations of the Unit effective March 1, 1994. Current net production from the 153-well Unit is approximately 2,650 Bbls of oil and 580 Mcf of gas per day. The Company also owns an interest in 80 gross (1.7 net) non-operated wells.

  Discovered in 1950, the Prentice Field produces from carbonate reservoirs in the Clear Fork and Glorieta formations at depths ranging from 6,000 to 7,000 feet. The Prentice Field has been separated into several waterflood units for secondary-recovery operations. The Prentice Northeast Unit was formed in 1964 with waterflood operations commencing a year later. Development potential exists through infill drilling and improvement of waterflood efficiency. Tertiary recovery potential also exists through carbon dioxide flooding.

  During 1996, the Company drilled 28 development wells in the Prentice Northeast Unit. The Company plans to drill a total of 31 wells during 1997. Twenty-six of these wells are 10-acre infill wells based on the success of the 1996 program. The remaining five wells are 20-acre wells strategically located to test the deeper reservoirs discovered in 1995.

  Russell Field. The Russell Field is located in Gaines County, Texas. The Company owns an interest in 25 gross (23.4 net) wells that it operates and 139 gross (43.6 net) wells operated by others. Current net daily oil and gas production is approximately 990 Bbls and 530 Mcf.

  The Russell Field, discovered in 1943, produces from the San Andres, Glorieta, Middle Clear Fork and Devonian formations at depths ranging from 4,800 to 10,800 feet. Exploitation potential exists through restimulations, recompletions, infill drilling, and the implementation of secondary recovery operations in the Middle Clear Fork and San Andres formations.

  During 1996, the Company performed four recompletions to the Glorieta and San Andres formations. The Company and its working interest partners plan to drill five Middle Clear Fork and Glorieta wells during 1997.

  Ozona Area. The Company acquired interests in 1996 in the Henderson, Ozona, and Davidson Ranch fields located in Crockett County, Texas. The Company acquired interests in 88 gross (49.1 net) wells that it operates and 124 gross (26.3 net) wells operated by others. Current net daily production is approximately 8.1 MMcf and 43 Bbls.

  Oil and gas were first discovered in the Ozona area in 1962. Production is from the Pennsylvanian Canyon sandstones and Strawn carbonates at depths ranging from 6,500 to 9,000 feet. Development potential for this area includes infill drilling, field extension and delineation drilling, and the possibility of horizontal drilling in the Strawn Formation.

  During 1997, the Company plans to drill a total of 32 wells divided equally between the Henderson and Ozona Fields. The Company expects this to be one of the most active gas development areas for the Company.

  University Block 9. The University Block 9 Field is located in Andrews County, Texas. The Company owns an interest in 36 gross (30.1 net) wells that it operates. Current net daily production is approximately 700 Bbls of oil and 750 Mcf of gas.

  The University Block 9 Field was discovered in 1953. Productive zones are of Wolfcamp, Pennsylvanian, and Devonian age at 8,400, 8,700 and 10,400 feet, respectively. The Company recently completed an acquisition which gave it 100% working interest and operation of the Wolfcamp Unit, Penn Unit, and 13 of the 14 active Devonian wells. Development potential includes proper wellbore utilization, recompletions, infill drilling and improvement of waterflood efficiency.

  During 1996, the Company drilled 2 gross (2 net) Devonian wells. During 1997, the Company plans to drill 15 wells, making this field one of the most active oil development areas for the Company.

 MID-CONTINENT AREA

  Major County Area. The Company is one of the largest producers in the Ringwood, Northwest Okeene and Cheyenne Valley fields in Major County, Oklahoma. The Company operates 426 gross (364.2 net) wells and has an interest in 199 gross (45.4 net) wells operated by others. Current net daily oil and gas production is approximately 930 Bbls and 32,700 Mcf.

  Oil and gas were first discovered in the Major County area in 1945. The fields in the Major County area are located in the Anadarko Basin and are characterized by oil and gas production from a variety of structural and stratigraphic traps. Productive zones range from 6,500 to 9,400 feet and include the Oswego, Red Fork, Chester, Manning, Mississippian, Hunton and Arbuckle formations.

  The Company develops the Major County area primarily through mechanical improvements, restimulations, recompletions to shallower zones and development drilling. During 1996, the Company participated in the drilling of 33 gross wells and has budgeted 21 gross (11.1 net) wells in Major County for 1997. The primary area for drilling during 1997 is located in the western portion of the County, and the Company will target the Mississippian and Chester formations.

  A subsidiary of the Company operates a gathering system and pipeline in the Major County area. The gathering system collects gas from 425 wells through 300 miles of pipeline in the Major County area. The gathering system has current throughput of approximately 30,000 Mcf per day, 70% of which is produced from Company operated wells. Estimated capacity of the gathering system is 40,000 Mcf per day. Gas is delivered to a processing plant owned and operated by a third party, and then transmitted by a 26-mile Company-operated pipeline to connections with other pipelines.

  The Company has operated its Major County gathering system since 1994. Through its direct maintenance and management, the Company has achieved operating cost reductions and improved reliability. During 1994 and 1995, the gathering system was converted from centralized to field compression through the installation of four field compression stations. Field compression has allowed the system to operate more efficiently and to expand into previously inaccessible areas.

  Elk City Field. The Elk City Field is located in Beckham and Washita Counties of western Oklahoma. The Company operates the Elk City Unit with 35 gross (31.6 net) wells and owns an interest in 9 gross (1.5 net) wells operated by others. Current net production of the Elk City Field is approximately 180 Bbls of oil and 5,200 Mcf of gas per day.

  The Elk City Field was discovered in 1947 and has been extensively developed. Production is from the Hoxbar (9,500 feet), Atoka (13,100 feet) and Morrow (15,500 feet) zones. The Company's primary development activities in this field have been to initiate mechanical efficiencies and to recomplete additional productive intervals. Recompletions and zone isolations have been successful and additional opportunities for these types of workovers remain in the field. Recent recompletions to the Atoka Formation have resulted in significant reserve additions. There are several other deep wellbores with similar recompletion potential.

 HUGOTON AREA

  The Hugoton Field, discovered in 1922, covers parts of Texas, Oklahoma and Kansas and is the largest gas field in the United States. It is estimated that 5 million productive acres exist in the entire field. The Company owns an interest in 349 gross (327.9 net) wells that it operates and 116 gross (25.8 net) wells operated by others. Current net production averages approximately 34,400 Mcf of gas per day and 110 Bbls of oil per day.

  Approximately 70% of the Company's Hugoton gas production is delivered to the Tyrone Plant, a gas processing plant operated by the Company. In May 1996, the Company completed the installation of a field compressor on the southern end of the Tyrone gathering system. This unit compresses gas from 44 wells, 31 of which are owned by the Company, and has resulted in a significant production increase. The Company also completed the installation and start-up of a residue compressor and 11.5 miles of high pressure residue pipeline during August 1996. The installation of these facilities has allowed the Company to operate the Tyrone Plant more efficiently and provides access to three additional interstate pipelines.

  While much of the Kansas portion of the Hugoton Field has been infill drilled on 320-acre spacing, the Company believes that there are up to 50 additional potential infill drilling locations. The Oklahoma portion is drilled on 640-acre spacing. The Company believes that there are approximately 200 potential infill drilling locations, subject to regulatory approval and the enactment of new legislation in Oklahoma.

  During 1996, the Company installed artificial lift on 53 wells along with drilling five gross (4.8 net) wells in the Kansas portion of the Hugoton Field. The Company plans to drill 10 wells to the Council Grove and Chase formations during 1997.

 ROCKY MOUNTAIN AREA

  Green River Basin. The Green River Basin is located in southwestern Wyoming. The Company acquired interests in 110 gross (100.2 net) wells that it operates and 37 gross (8.3 net) wells operated by others in the Fontenelle, Nitchie Gulch and Pine Canyon fields during 1996. Current net daily production is approximately 18,500 Mcf of gas and 70 Bbls of oil.

  Gas production was discovered in the Fontenelle area in the early 1970's. The producing reservoirs are the Cretaceous Frontier and Dakota sandstones at depths ranging from 7,500 to 10,000 feet. Exploitation potential for the fields in this area includes restimulations, recompletions and development drilling.

  During 1996, the Company drilled 10 gross (9.8 net) wells, of which eight were completed in 1996 with the remaining two wells being completed in early 1997. The Company plans to drill approximately 30 wells during 1997, targeting the Frontier Formation, making this one of the Company's most active development areas.

  The Company announced on March 24, 1997 that it had entered into an agreement with Burlington Resources, Inc. to acquire producing properties in Oklahoma, Kansas and Texas for $39.5 million, effective April 1, 1997. The purchase, expected to close in May 1997, is subject to third party consents, purchase price adjustments and approval of the seller's board of directors, which is expected before the end of April. The purchase will be funded with borrowings under the Credit Agreement.

  The properties to be acquired are primarily operated interests concentrated in northwestern Oklahoma and the Panhandle areas of Oklahoma and Texas and in southwestern Kansas. The Company's internal engineers estimate proved reserves attributable to the acquisition to be 36.5 Bcf equivalent (approximately 6.1 million BOE), of which more than 97% is natural gas. Current net daily production averages 5.5 MMcf of gas equivalent (approximately 917 BOE) from 130 gross (65 net) wells with an estimated reserve-to-production index of 17.5 years. These estimates are preliminary, are based upon information available from the seller in connection with the acquisition and have not been reviewed by independent petroleum engineers. Approximately 30% of the purchase price is attributable to 124 square miles (79,500 net acres) of undeveloped acreage primarily located in Texas County, Oklahoma.

  The Panhandle area and Kansas properties are located in Texas County, Oklahoma; Seward and Stevens counties, Kansas; and Roberts County, Texas. These properties are comprised of 91 gross (32 net) wells of which 37 gross wells will be operated by the Company. Current production is approximately 2.6 MMcf of gas equivalent (approximately 433 BOE) per day, primarily from the Chester and Morrow formations between 6,000 and 7,000 feet. More than 71,000 of the undeveloped acres purchased are for deep rights below the Company's existing Texas County Chase production.

  The northwestern Oklahoma properties are located in Woods and Woodward counties. These properties are comprised of 39 gross (33 net) wells of which 27 gross wells will be operated by the Company. Current production is approximately 2.9 MMcf equivalent (approximately 483 BOE) per day primarily from the Chester and Lansing/Kansas City formations between 5,000 and 7,000 feet. The acquisition also includes a gathering system for Woodward County properties.

RESERVES

  The following are estimated quantities of proved reserves and cash flows therefrom as of December 31, 1994, 1995 and 1996:

                                                    AS OF DECEMBER 31,
                                            ----------------------------------
                                              1994        1995         1996
                                            -------- -------------- ----------
                                                     (IN THOUSANDS)
Proved developed:
  Oil (Bbls)...............................   26,948      28,946        31,883
  Gas (Mcf)................................  164,169     320,230       466,412
Proved undeveloped:
  Oil (Bbls)...............................    6,633      11,042        10,557
  Gas (Mcf)................................   12,892      37,840        74,126
Total proved:
  Oil (Bbls)...............................   33,581      39,988        42,440
  Gas (Mcf)................................  177,061     358,070       540,538
Estimated future net cash flows:
  Before income tax........................ $406,128    $712,907    $1,737,024
  After income tax.........................  344,591     581,888     1,286,037
Present value of estimated future net cash
 flows, discounted at 10%:
  Before income tax........................ $247,946    $405,706      $946,150
  After income tax.........................  213,146     335,156       706,481

  Miller and Lents, Ltd. ("Miller and Lents"), an independent petroleum engineering firm, prepared the estimates of the Company's proved reserves and the future net cash flow (and present value thereof) attributable to proved reserves at December 31, 1994, 1995 and 1996. As prescribed by the Commission, such proved reserves were estimated using oil and gas prices and production and development costs as of December 31 of each such year, without escalation. See Note 11 to Consolidated Financial Statements appearing elsewhere in this Offering Memorandum for additional information regarding estimated proved reserves.

  There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Company. Reserve engineering is a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data and the interpretation thereof. As a result, estimates by different engineers often vary, sometimes significantly. In addition, physical factors, such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors, such as change in product prices, may justify revision of such estimates. Accordingly, oil and gas quantities ultimately recovered will vary from reserve estimates.

  During 1995, the Company filed estimates of oil and gas reserves as of December 31, 1995 with the U. S. Department of Energy on Form EIA-23. These estimates were consistent with the reserve data reported in Note 11 to Consolidated Financial Statements for the year ended December 31, 1995, with the exception that Form EIA-23 includes only reserves from properties operated by the Company.

EXPLORATION AND PRODUCTION DATA

  For the following data, "gross" refers to the total wells or acres in which the Company owns a working interest and "net" refers to gross wells or acres multiplied by the percentage working interest owned by the Company. Although many of the Company's wells produce both oil and gas, a well is categorized as an oil well or a gas well based upon the ratio of oil to gas production.

PRODUCING WELLS

  The following table summarizes the Company's producing wells as of December 31, 1996, all of which are located in the United States.

                               OPERATED WELLS  NON-OPERATED WELLS    TOTAL(A)
                               --------------- ------------------- -------------
                               GROSS    NET      GROSS      NET    GROSS   NET
                               --------------- ------------------- ----- -------
Oil...........................    595    530.3     3,050    192.2  3,645   722.5
Gas...........................    970    841.8       694    130.8  1,664   972.6
                               ------ -------- --------- --------- ----- -------
Total.........................  1,565  1,372.1     3,744    323.0  5,309 1,695.1
                               ====== ======== ========= ========= ===== =======

--------
(a) One gross (0.2 net) oil well and 4 gross (2.1 net) gas wells are dual completions.

DRILLING ACTIVITY

  The following table summarizes the number of development wells drilled by the Company during the periods indicated. There were no exploratory wells drilled during 1994, 1995 or 1996. As of December 31, 1996, the Company was in the process of drilling 20 gross (15.8 net) wells.

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                   1994       1995       1996
                                                ---------- ---------- ----------
                                                GROSS NET  GROSS NET  GROSS NET
                                                ----- ---- ----- ---- ----- ----
Completed as--
  Oil wells....................................   51   4.5   71  17.3   92  45.5
  Gas wells....................................   30  24.4   24  16.8   70  38.1
Non-Productive.................................    1   1.0    2   1.1    4   2.7
                                                 ---  ----  ---  ----  ---  ----
    Total(a)...................................   82  29.9   97  35.2  166  86.3
                                                 ===  ====  ===  ====  ===  ====

--------
(a) Included in totals are 50 gross (2.1 net), 61 gross (3.2 net) and 85 gross (10.4 net) wells drilled on non-operated interests in 1994, 1995 and 1996, respectively. Excluded from the above totals are 31 gross (0.6 net) and 21 gross (0.4 net) carbon dioxide wells drilled on non-operated interests in 1995 and 1996, respectively.

ACREAGE

  The following table summarizes developed and undeveloped leasehold acreage in which the Company owned a working interest as of December 31, 1996. Excluded from this summary is acreage in which the Company's interest is limited to royalty, overriding royalty and other similar interests.

                                                    DEVELOPED(A)(B) UNDEVELOPED
                                                    --------------- ------------
                                                     GROSS    NET   GROSS   NET
                                                    ------- ------- ------ -----
Oklahoma........................................... 320,254 255,096    761   687
Texas..............................................  91,505  66,762    656   199
Kansas.............................................  75,018  64,805  2,960   817
New Mexico.........................................  59,495  24,970  6,118 3,192
Wyoming............................................  40,685  21,712    --    --
Other..............................................   9,455   6,855    --    --
                                                    ------- ------- ------ -----
 Total............................................. 596,412 440,200 10,495 4,895
                                                    ======= ======= ====== =====

--------
(a)  "Developed acres" are acres spaced or assignable to productive wells.
(b) Certain leasehold acreage in Oklahoma and Texas is subject to a 75% net profits interest conveyed to the Cross Timbers Royalty Trust.

OIL AND GAS SALES PRICES AND PRODUCTION COSTS

  The following table shows the average sales prices per Bbl of oil (including condensate) and Mcf of gas (including natural gas liquids) produced and the production costs and production and property taxes per BOE:

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                         1994    1995    1996
                                                        ------- ------- -------
   Average sales prices(a):
     Oil (per Bbl)..................................... $ 15.38 $ 17.09 $ 21.38
     Gas (per Mcf).....................................    1.81    1.42    1.97
   Production costs per BOE: ..........................    4.62    4.26    4.05
   Production and property taxes per BOE: .............    1.23    1.04    1.23

--------
(a) Average sales price data includes the effects of hedging activities which have not been significant.

DELIVERY COMMITMENTS

  The Company sells to a single purchaser approximately 10,000 Mcf of gas per day through July 1998 and 11,650 Mcf of gas per day from August 1998 through July 2005. The Company has also entered into contracts to sell a total of 25,000 Mcf of gas per day from January through March 1997. Deliveries under these contracts are generally in Oklahoma, where the Company's production and reserves are adequate to meet these sales commitments.

  The Company has committed to sell between 1,460,000 and 1,825,000 Mcf of gas annually to a cogeneration facility under a take-or-pay contract that expires in September 2004. The Company generally purchases gas to fill this commitment.

COMPETITION AND MARKETS

  The Company faces competition from other oil and gas companies in all aspects of its business, including the acquisition of producing properties and oil and gas leases, marketing oil and gas, and obtaining goods, services and labor. Many of its competitors have substantially larger financial and other resources than the Company. Competition for property purchases is affected by available funds, available information about the property and the Company's standards established for minimum projected return on investment. Because gathering systems are the only practical method for the intermediate transportation of natural gas, competition for natural gas delivery is presented by other pipelines and gas gathering systems. Competition is also presented by alternative fuel sources, including heating oil and other fossil fuels. Because of the relatively long-lived nature of the Company's oil and gas reserves and management's expertise in exploiting these reserves, management believes that it effectively competes in the market.

  The Company's ability to market oil and gas depends on many factors beyond its control, including the extent of domestic production and imports of oil and gas, the proximity of the Company's gas production to pipelines, the available capacity in such pipelines, the demand for oil and gas, the effects of weather and the effects of federal and state regulation. The Company can give no assurance that it will always be able to market all of its production or obtain favorable prices. The Company does not currently believe, however, that the loss of any of its current oil or gas purchasers would have a material adverse effect on its operations.

  Decreases in oil and gas prices have had, and could have in the future, an adverse effect on the Company's acquisition and development programs, proved reserves, revenues, profitability, cash flow and dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- General--Product Prices."

FEDERAL AND STATE REGULATION

  GENERAL. There have been, and continue to be, numerous federal and state laws and regulations governing the oil and gas industry that are often changed in response to the current political or economic environment.

Compliance with this regulatory burden is often difficult and costly and may carry substantial penalties for noncompliance. The following are some specific regulations that may affect the Company. The Company cannot predict the impact of future legislative or regulatory initiatives.

  Federal Regulation of Natural Gas. The interstate transportation and sale for resale of natural gas is subject to federal regulation, including regulation of tariffs charged and various other matters, by the Federal Energy Regulatory Commission ("FERC"). The gathering system and 26-mile pipeline operated by the Company have been declared exempt from FERC jurisdiction, and FERC has allowed the Company to sell on a non-regulated basis. Federal wellhead price controls on all domestic gas were terminated on January 1, 1993. The Company cannot predict the impact of government regulation on any natural gas facilities.

  In 1992, FERC issued Orders Nos. 636 and 636-A, requiring operators of pipelines to unbundle transportation services from sales services and allow customers to pay for only the services they require, regardless of whether they purchase gas from such pipelines or from other suppliers. The United States Court of Appeals upheld the unbundling provisions and other components of FERC's orders but remanded several issues to FERC for further explanation. On February 27, 1997, FERC issued Order No. 636-C addressing the Court's concerns. FERC's orders remain subject to judicial review and may be changed as a result of that review. Although FERC's regulations should generally facilitate the transportation of gas produced from the Company's properties and direct access to end-user markets, the impact of these regulations on marketing the Company's production or on its gas transportation business cannot be predicted. The Company does not believe, however, that it will be affected any differently than other natural gas producers and marketers with which it competes.

  Federal Regulation of Oil. Sales of crude oil, condensate and natural gas liquids are not currently regulated and are made at market prices. The net price received from the sale of these products is affected by market transportation costs. A significant part of the Company's oil production is transported by pipeline. The Energy Policy Act of 1992 required FERC to adopt a simplified ratemaking methodology for interstate oil pipelines. In 1993 and 1994, FERC issued Order Nos. 561 and 561-A, adopting rules that established new rate methods for such pipelines. Under the new rules, effective January 1, 1995, interstate oil pipelines can change rates based on an inflation index, although other rate mechanisms may be used in specific circumstances. The United States Court of Appeals upheld FERC's orders in 1996. The Company cannot predict the effect these rules may have on the cost of moving oil to market.

  State Regulation. The oil and gas operations of the Company are subject to various types of regulation at the state and local levels. Such regulation includes requirements for drilling permits, the method of developing new fields, the spacing and operations of wells and waste prevention. The production rate may be regulated and the maximum daily production allowable from oil and gas wells may be established on a market demand or conservation basis. These regulations may limit the Company's production from its wells and the number of wells or locations the Company can drill.

  The Company may become party to agreements relating to the construction or operations of pipeline systems for the transportation of natural gas. To the extent that such gas is produced, transported and consumed wholly within one state, such operations may in certain instances be subject to the state's administrative authority charged with regulating pipelines. The rates the Company could charge for gas, the transportation of gas, and the construction and operation of such pipelines would be subject to the regulations governing such matters. Certain states are considering regulations with respect to gathering systems. The Company cannot predict whether any rules will be adopted or, if adopted, the effect these rules may have on the gathering systems operated by the Company.

  Federal, State or Indian Leases. The Company's operations on federal, state or Indian oil and gas leases are subject to numerous restrictions, including nondiscrimination statutes. Such operations must be conducted pursuant to certain on-site security regulations and other permits and authorizations issued by the Bureau of Land Management, Minerals Management Service and other agencies.

ENVIRONMENTAL REGULATION

  Various federal, state and local laws regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, directly impact oil and gas exploration, development, production and processing operations, and consequently may impact the Company's operations and costs. Management believes that the Company is in material compliance with applicable environmental laws and regulations. To date, the Company has not expended a material amount of funds to comply with such regulations, and management does not currently anticipate that future compliance will have a materially adverse effect on the consolidated financial position or results of operations of the Company.

EMPLOYEES

  The Company had 306 employees as of December 31, 1996. None of the Company's employees is represented by a union. The Company considers its relations with its employees to be good.

                       BOARD OF DIRECTORS AND MANAGEMENT

EXECUTIVE OFFICERS

  The following is a list of the executive officers of the Company and their principal positions with the Company.

   NAME                           AGE                  POSITIONS
   ----                           ---                  ---------
Bob R. Simpson...................  48 Chairman of the Board of Directors
                                         and Chief Executive Officer
Steffen E. Palko.................  46 Vice Chairman of the Board and President
                                      Senior Vice President and Chief Financial
Louis G. Baldwin.................  47 Officer
Keith A. Hutton..................  38 Senior Vice President--Asset Development
Bennie G. Kniffen................  46 Senior Vice President and Controller
Larry B. McDonald................  50 Senior Vice President--Operations
Kenneth F. Staab.................  40 Senior Vice President--Engineering
Thomas L. Vaughn.................  50 Senior Vice President--Operations
Vaughn O. Vennerberg II..........  42 Senior Vice President--Land

The background of these officers is as follows:

  Bob R. Simpson was a co-founder of the Company with Mr. Palko and has been Chairman and Chief Executive Officer of the Company since July 1, 1996. Prior thereto, Mr. Simpson served as Vice Chairman and Chief Executive Officer or held similar positions with the Company since 1986. Mr. Simpson was Vice President of Finance and Corporate Development (1979-1986) and Tax Manager (1976-1979) of Southland Royalty Company.

  Steffen E. Palko was a co-founder with Mr. Simpson of the Company and has been Vice Chairman and President or held similar positions with the Company since 1986. Mr. Palko was Vice President--Reservoir Engineering (1984-1986) and Manager of Reservoir Engineering (1982-1984) of Southland Royalty Company.

  Louis G. Baldwin has been Senior Vice President and Chief Financial Officer or held similar positions with the Company since 1986. Mr. Baldwin was Assistant Treasurer (1979-1986) and Financial Analyst (1976-1979) of Southland Royalty Company.

  Keith A. Hutton has been Senior Vice President--Asset Development or held similar positions with the Company since 1987. From 1982 to 1987, Mr. Hutton was a Reservoir Engineer with Sun Exploration & Production Company.

  Bennie G. Kniffen has been Senior Vice President and Controller or held similar positions with the Company since 1986. From 1976 to 1986, Mr. Kniffen held the position of Director of Auditing or similar positions with Southland Royalty Company.

  Larry B. McDonald has been Senior Vice President--Operations or held similar positions with the Company since 1990. Prior to that time, Mr. McDonald owned and operated McDonald Energy, Inc. (1986-1990).

  Kenneth F. Staab has been Senior Vice President--Engineering or held similar positions with the Company since 1986. Prior to that time, Mr. Staab was a Reservoir Engineer with Southland Royalty Company (1982-1986).

  Thomas L. Vaughn has been Senior Vice President--Operations or held similar positions with the Company since 1988. Prior to that time, Mr. Vaughn owned and operated Vista Operating Company (1986-1988).

  Vaughn O. Vennerberg II has been Senior Vice President--Land or held similar positions with the Company since 1987. Prior to that time, Mr. Vennerberg was Land Manager with Hutton Gas Operating Company (1986-1987).

                              BOARD OF DIRECTORS

  The following is a list of the members of the Company's Board of Directors and their principal occupations.

             NAME                            PRINCIPAL OCCUPATION
             ----                            --------------------
 Bob R. Simpson..............  Chairman of the Board of Directors and Chief
                                Executive Officer of the Company
 Steffen E. Palko............  Vice Chairman of the Board and President of the
                                Company
 Charles B. Chitty...........  Private Investor
 J. Luther King, Jr. ........  President, Principal and Principal Portfolio
                                Manager/Analyst of Luther King Capital
                                Management Corporation (an investment
                                management firm)
 Scott G. Sherman............  Sole owner of Sherman Enterprises (a personal investment firm)
 J. Richard Seeds............  Career Guidance Counselor with the Springtown,
                                Texas Independent School District

                      DESCRIPTION OF THE CREDIT AGREEMENT

  The following description of the Credit Agreement as in effect as of the date of this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Credit Agreement. A copy of the Credit Agreement has been filed as an exhibit to the appropriate periodic report of the Company filed with the Commission (see "Available Information") and is incorporated by reference in the Registration Statement of which this Prospectus forms a part.

  On June 15, 1995, the Company entered into the Credit Agreement, which provides for a revolving line of credit. Borrowings under the Credit Agreement are limited to the lesser of $274 million (the "Commitment") and the Borrowing Base (as defined therein). The Borrowing Base, which generally is determined annually, is based on the cash flow from, and the value assigned to, the Company's oil and gas reserves. At the completion of the offering of the Old Notes, the Borrowing Base was set at $274 million. Borrowings under the Credit Agreement mature on June 30, 2002, and the Commitment decreases semi-annually on each June 30 and December 31 until that date. The Company's Credit Agreement Obligations are unsecured.

  Borrowings under the Credit Agreement bear interest at any of the following rates selected from time to time by the Company: (i) the prime rate, plus a spread ranging from 0% to 0.25%, (ii) a rate based on certain dealers' bids for certificates of deposit plus a spread ranging from 0.875% to 1.375% and
(iii) the London Interbank Offered Rate ("LIBOR") plus a spread ranging from 0.75% to 1.25%. The spread under each alternative rate increases as the amount outstanding as a percentage of the Borrowing Base increases. Interest payments are due quarterly if based on the prime rate and the earlier of quarterly or at maturity if based on the certificate of deposit or LIBOR rate.

  The Credit Agreement currently contains negative covenants that include, among other things: (i) limitation on the incurrence of additional indebtedness, (ii) a requirement to maintain certain coverage ratios, (iii) limitation on the Company's total indebtedness, (iv) the right of the Banks (as defined therein) to perfect a security interest in the Borrowing Base properties if certain financial ratios are not met, (v) prohibition on the repurchase or prepayment of the Notes (including a repurchase upon the occurrence of a Change of Control or, under certain circumstances, an Asset
Sale) and (vi) certain restrictions on the payment of dividends.

  Events of Default under the Credit Agreement include, among other things:
(i) the Company's failure to pay principal within one day or interest within five days of their respective due dates, (ii) a default in the performance of any covenant in the Credit Agreement that has not been timely remedied, (iii) a default occurring in the payment of any Company indebtedness in excess of $1,000,000 or with respect to a material obligation under any note or loan agreement that has not been timely cured or if indebtedness under any loan agreement is accelerated and not promptly paid or extended, (iv) bankruptcy, insolvency or dissolution and (v) a deficiency in the Borrowing Base or cash flow coverage ratio that has not been timely cured.

                           DESCRIPTION OF THE NOTES

  The Old Notes have been, and the New Notes will be, issued under an indenture dated as of April 1, 1997 (the "Indenture") between the Company, as issuer, and The Bank of New York, as trustee (the "Trustee"). The following summary of the material provisions of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Indenture, including the definitions of certain terms contained therein. A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and is incorporated herein by reference. The definitions of certain capitalized terms used in the following summary are set forth below under "--Certain Definitions."

  The Old Notes and the New Notes constitute a single class of debt securities under the Indenture. Holders of Old Notes who do not exchange their Old Notes for New Notes pursuant to the Exchange Offer will vote together with Holders of the New Notes for all relevant purposes under the Indenture. In that regard, the Indenture requires that certain actions by the Holders thereunder (including acceleration following an Event of Default) must be taken, and certain rights must be exercised, by specified minimum percentages of the aggregate principal amount of the outstanding securities issued under the Indenture. In determining whether Holders of the requisite percentage in principal amount have given any notice, consent or waiver or taken any other action permitted under the Indenture, any Old Notes that remain outstanding after the Exchange Offer will be aggregated with the New Notes, and the Holders of such Notes will vote together for all such purposes. Accordingly, at any time after the Exchange Offer is consummated, all references herein to specified percentages in aggregate principal amount of the outstanding Notes means such percentages in aggregate principal amount of the Old Notes and the New Notes then outstanding.

GENERAL

  The Old Notes are, and the New Notes will be, unsecured senior subordinated obligations of the Company limited to $125,000,000 aggregate principal amount. The Notes will be issued only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable, at the office or agency of the Company in the City of New York maintained for such purposes, which initially will be the corporate trust office or agency of the Trustee maintained at New York, New York. In addition, interest may be paid, at the option of the Company, by check mailed to the Holders of the Notes at their respective addresses as shown on the Note Register. No service charge will be made for any transfer, exchange or redemption of Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be payable in connection therewith.

MATURITY, INTEREST AND PRINCIPAL PAYMENTS

  The Notes will mature on April 1, 2007. Interest on the Notes will accrue at the rate of 9 1/4% per annum and will be payable semiannually on April 1 and October 1 of each year, commencing October 1, 1997, to the Person in whose name the Note is registered in the Note Register at the close of business on the March 15 or September 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

REDEMPTION

  Optional Redemption. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after April 1, 2002, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date), if redeemed during the 12-month period beginning on April 1 of the years indicated below:

      YEAR                                                               PRICE
      ----                                                              -------
      2002............................................................. 104.625%
      2003............................................................. 103.085%
      2004............................................................. 101.545%
      2005 and thereafter.............................................. 100.000%

  In addition, at any time and from time to time prior to April 1, 2000, the Company may, at its option, redeem in the aggregate up to 33 1/3% of the aggregate principal amount of the Notes originally issued under the Indenture with the proceeds of one or more Public Equity Offerings by the Company at a redemption price (expressed as a percentage of principal amount) of 109.25%, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of Holders of Notes on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least $83,300,000 aggregate principal amount of the Notes must remain outstanding after each such redemption. In order to effect the foregoing redemption, the Company must mail notice of redemption no later than 60 days after the related Public Equity Offering and must consummate such redemption within 90 days of the closing of the Public Equity Offering.

  Selection and Notice. In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes (or any portion thereof that is an integral multiple of $1,000) for redemption will be made by the Trustee from the outstanding Notes not previously called for redemption (or otherwise purchased by the Company) on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Note with a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption and accepted for payment.

  Offers to Purchase. As described below, (a) upon the occurrence of a Change of Control, the Company is obligated to make an offer to purchase all outstanding Notes at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase and (b) upon the occurrence of an Asset Sale, the Company may be obligated to make offers to purchase Notes with a portion of the Net Cash Proceeds of such Asset Sale at a purchase price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. See "--Certain Covenants--Change of Control" and "--Limitation on Disposition of Proceeds of Asset Sales."

SUBORDINATION

  Payments of and distributions on or with respect to the Note Obligations are subordinated, to the extent set forth in the Indenture, in right of payment to the prior payment in full in cash or Cash Equivalents of all existing and future Senior Indebtedness, which includes, without limitation, all Credit Agreement Obligations of the Company. The Notes rank prior in right of payment only to other Indebtedness of the Company which is, by its terms, expressly subordinated in right of payment to the Notes. There is currently no Indebtedness of the Company which would constitute such Subordinated Indebtedness. In addition, the Note Obligations are effectively subordinated to all of the creditors of the Company's Subsidiaries, including trade creditors. See "Risk Factors--Subordination of Notes."

  The Indenture provides that in the event of (a) any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relating to the Company (or its creditors, as such) or its assets, or (b) any liquidation, dissolution or other winding-up of the

Company, whether voluntary or involuntary or (c) any assignment for the benefit of creditors or other marshaling of assets or liabilities of the Company, all Senior Indebtedness of the Company must be paid in full in cash or Cash Equivalents before any direct or indirect payment or distribution, whether in cash, property or securities (excluding certain permitted equity and subordinated debt securities referred to in the Indenture as "Permitted Junior Securities"), is made on account of the Note Obligations. In the event that, notwithstanding the foregoing, the Trustee or the Holder of any Note receives any payment or distribution of properties or assets of the Company of any kind or character, whether in cash, property or securities, by set-off or otherwise, in respect of Note Obligations before all Senior Indebtedness is paid or provided for in full, then the Trustee or the Holders of Notes receiving any such payment or distribution (other than a payment or distribution in the form of Permitted Junior Securities) will be required to pay or deliver such payment or distribution forthwith to the trustee in bankruptcy, receiver, liquidating trustee, custodian, assignee, agent or other person making payment or distribution of assets of the Company for application to the payment of all Senior Indebtedness remaining unpaid, to the extent necessary to pay all Senior Indebtedness in full.

  During the continuance of any default in the payment when due (whether at Stated Maturity, upon scheduled repayment, upon acceleration or otherwise) of principal of or premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or fees relating to letters of credit constituting, any Designated Senior Indebtedness (a "Payment Default"), no direct or indirect payment or distribution by or on behalf of the Company of any kind or character shall be made on account of the Note Obligations or any obligation under any Subsidiary Guarantee unless and until such default has been cured or waived or has ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full in cash or Cash Equivalents.

  In addition, during the continuance of any default other than a Payment Default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may then be accelerated (a "Non-payment Default"), after receipt by the Trustee from the holders (or their representative) of such Designated Senior Indebtedness of a written notice of such Non-payment Default, no payment or distribution of any kind or character may be made by the Company on account of the Senior Subordinated Note Obligations for the period specified below (the "Payment Blockage Period").

  The Payment Blockage Period shall commence upon the receipt of notice of a Non-payment Default by the Trustee from the holders (or their representative) of Designated Senior Indebtedness stating that such notice is a payment blockage notice pursuant to the Indenture and shall end on the earliest to occur of the following events: (i) 179 days shall have elapsed since the receipt by the Trustee of such notice; (ii) the date, as set forth in a written notice to the Company or the Trustee from the holders (or their representative) of the Designated Senior Indebtedness initiating such Payment Blockage Period, on which such default is cured or waived or ceases to exist (provided that no other Payment Default or Non-payment Default has occurred or is then continuing after giving effect to such cure or waiver); (iii) the date on which such Designated Senior Indebtedness is discharged or paid in full in cash or Cash Equivalents; and (iv) the date, as set forth in a written notice to the Company or the Trustee from the holders (or their representative) of the Designated Senior Indebtedness initiating such Payment Blockage Period, on which such Payment Blockage Period shall have been terminated by written notice to the Company or the Trustee from the holders (or their representative) of Designated Senior Indebtedness initiating such Payment Blockage Period, after which the Company, subject to the subordination provisions set forth above and the existence of another Payment Default, shall promptly resume making any and all required payments in respect of the Notes, including any missed payments. Only one Payment Blockage Period with respect to the Notes may be commenced within any 360 consecutive day period. No Non-payment Default with respect to Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 360 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days (it being acknowledged that any subsequent action, or any breach of any financial covenant for a period commencing after the date of commencement of such Payment Blockage Period, that, in either case, would give rise to a Non-payment Default pursuant to any provision under which a Non-payment Default previously existed or was continuing shall constitute a new Non-payment Default for this purpose; provided, however, that, in the case of a breach of a particular financial covenant, the Company shall have been in compliance for at least one full 90 consecutive day period commencing after the date of commencement of such Payment Blockage Period). In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Trustee of the notice, and there must be a 181 consecutive day period in any 360-day period during which no Payment Blockage Period is in effect. In the event that, notwithstanding the foregoing, the Company makes any payment or distribution to the Trustee or the Holder of any Note prohibited by the subordination provision of the Indenture, then such payment or distribution will be required to be paid over and delivered forthwith to the holders (or their representative) of Designated Senior Indebtedness.

  If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure will constitute an Event of Default under the Indenture and will enable the Holders of the Notes to accelerate the maturity thereof. See "--Events of Default."

  By reason of such subordination, in the event of liquidation, receivership, reorganization or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Holders of the Notes, and funds which would be otherwise payable to the Holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations in full with respect to the Notes.

  As of December 31, 1996, after giving pro forma effect to the sale of the Old Notes and the application of the net proceeds therefrom, the aggregate amount of outstanding Senior Indebtedness would have been approximately $166.9 million. See "Use of Proceeds," "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and the Restricted Subsidiaries may incur, the amounts of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness or Indebtedness of Subsidiaries to which the Notes will be subordinated. The Indenture prohibits the incurrence by the Company of Indebtedness that is contractually subordinated in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes. Giving effect to the issuance of the Old Notes and the application of the net proceeds therefrom, there is no Indebtedness of the Company that is subordinated in right of payment to the Notes and there is no Indebtedness of the Company which is pari passu in right of payment with the Notes.

SUBSIDIARY GUARANTEES OF THE NOTES

  Under the circumstances described below, the Company's payment obligations under the Notes may in the future be jointly and severally guaranteed by existing or future Subsidiaries of the Company as Subsidiary Guarantors. No Subsidiaries of the Company initially executed and delivered the Indenture as a Subsidiary Guarantor. In the event that the Notes are guaranteed by Subsidiaries of the Company, each Subsidiary Guarantor will guarantee, jointly and severally, to each Holder of Notes and the Trustee, the full and prompt performance of the Company's obligations under the Indenture and the Notes, including the payment of principal of (or premium, if any, on) and interest on the Notes pursuant to its Subsidiary Guarantee. The Subsidiary Guarantees will be subordinated to Guarantor Senior Indebtedness of the Subsidiary Guarantors to the same extent and in the same manner as the Notes are subordinated to Senior Indebtedness.

  The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities (including, but not limited to, Guarantor Senior Indebtedness) of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each Subsidiary Guarantor that makes a payment or distribution under a Subsidiary Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor (if any) in a pro rata amount based on the Adjusted Net Assets of each Subsidiary Guarantor.

  Each Subsidiary Guarantor may consolidate with or merge into or sell all, substantially all or any portion of its assets to the Company or another Subsidiary Guarantor without limitation, except to the extent any such transaction is subject to the "Merger, Consolidation and Sale of Assets" covenant of the Indenture. Each Subsidiary Guarantor may consolidate with or merge into or sell all or substantially all of its assets to a corporation other than the Company or another Subsidiary Guarantor (whether or not affiliated with the Subsidiary Guarantor); provided, however, that (a) if the surviving corporation is not the Subsidiary Guarantor, the surviving corporation agrees to assume such Subsidiary Guarantor's Subsidiary Guarantee and all its obligations pursuant to the Indenture (except to the extent the following paragraph would result in the release of such Subsidiary Guarantee) and (b) such transaction does not (i) violate any of the covenants described below under "Certain Covenants" or in the Indenture or (ii) result in a Default or Event of Default immediately thereafter that is continuing.

  The Subsidiary Guarantee of any Restricted Subsidiary may be released upon the terms and subject to the conditions described under paragraph (c) of "Certain Covenants--Limitation on Non-Guarantor Restricted Subsidiaries." Each Subsidiary Guarantor that is designated as an Unrestricted Subsidiary in accordance with the Indenture shall be released from its Subsidiary Guarantee and related obligations set forth in the Indenture for so long as it remains an Unrestricted Subsidiary.

  Although the Indenture does not contain any requirement that any Subsidiary execute and deliver a Subsidiary Guarantee, certain covenants described below require a Restricted Subsidiary in the future to execute and deliver a Subsidiary Guarantee prior to the guarantee of other Indebtedness. See "Certain Covenants--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

CERTAIN COVENANTS

  The Indenture contains, among others, the covenants described below.

  Limitation on Indebtedness. (a) The Indenture provides that neither the Company nor any Restricted Subsidiary will create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of (collectively "incur") any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness and Permitted Subsidiary Indebtedness, as the case may be; provided, however, that the Company and its Restricted Subsidiaries that are Subsidiary Guarantors may incur Indebtedness if (x) the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness (and for which financial statements are available), taken as one period (at the time of such incurrence, after giving pro forma effect to: (i) the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness or to acquire producing oil and gas properties, as if such Indebtedness had been incurred and the application of such proceeds had occurred at the beginning of such four-quarter period; (ii) the incurrence, repayment or retirement of any other Indebtedness (including Permitted Indebtedness) by the Company or its Restricted Subsidiaries since the first day of such four-quarter period (including any other Indebtedness to be incurred concurrent with the incurrence of such Indebtedness) as if such Indebtedness had been incurred, repaid or retired at the beginning of such four-quarter period; and (iii) notwithstanding clause (d) of the definition of Consolidated Net Income, the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any Person acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition had occurred at the beginning of such four-quarter period), would have been equal to at least 2.5 to 1.0 and (y) no Default or Event of Default shall have occurred and be continuing at the time such additional Indebtedness is incurred or would occur as a consequence of the incurrence of the additional Indebtedness.

  Limitation on Restricted Payments. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take the following actions:

    (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of Qualified Capital Stock of the Company, options, warrants or other rights to purchase Qualified Capital Stock of the Company);

    (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any Affiliate thereof (other than any Wholly Owned Restricted Subsidiary of the Company) or any options, warrants or other rights to acquire such Capital Stock; provided, however, that the Company may purchase, redeem or otherwise retire common stock of the Company in an amount not to exceed $10,000,000 in the aggregate for all such transactions after the date of this Indenture; and provided, further, that the Company may make any payment of the applicable redemption price in connection with a Qualified Redemption Transaction;

    (iii) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness; provided, however, that the Company may make any payment of the applicable redemption price in connection with a Qualified Redemption Transaction;

    (iv) declare or pay any dividend on, or make any distribution to the holders of, any shares of Capital Stock of any Restricted Subsidiary of the Company (other than to the Company or any of its Wholly Owned Restricted Subsidiaries) or purchase, redeem or otherwise acquire or retire for value any Capital Stock of any Restricted Subsidiary or any options, warrants or other rights to acquire any such Capital Stock (other than with respect to any such Capital Stock held by the Company or any Wholly Owned Restricted Subsidiary of the Company);

    (v) make any Investment (other than a Permitted Investment);

    (vi) in connection with the acquisition of any property or asset by the Company or its Restricted Subsidiaries after the date of the Indenture, which property or asset would secure or be subject to any Production Payment obligations of the Company or its Restricted Subsidiaries, make any investment (of cash, property or other assets) in such property or asset so acquired in addition to the amount of Indebtedness (including Production Payment obligations) incurred by the Company or its Restricted Subsidiaries in connection with such acquisition; or

    (vii) incur any guarantee of Indebtedness of any Affiliate (other than (a) guarantees of Indebtedness of any Restricted Subsidiary by the Company or (b) guarantees of Indebtedness of the Company by any Restricted Subsidiary, in each case in accordance with the terms of the Indenture);

(such payments or other actions described in (but not excluded from) clauses
(i) through (vii) are collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment (with the amount of any such Restricted Payment, if other than cash, being the amount determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), (1) no Default or Event of Default shall have occurred and be continuing, (2) the Company could incur $1.00 of additional Indebtedness (excluding Permitted Indebtedness) in accordance with the "Limitation on Indebtedness" covenant and
(3) the aggregate amount of all Restricted Payments declared or made after the date of the Indenture shall not exceed the sum (without duplication) of the following:

    (A) 50% of the aggregate cumulative Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the first month after the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss), plus

    (B) the aggregate net cash proceeds received after the date of the Indenture by the Company as capital contributions to the Company (other than from any Restricted Subsidiary), plus

    (C) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of shares of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such shares of Qualified Capital Stock of the Company, plus

    (D) the aggregate net cash proceeds received after the date of the Indenture by the Company (other than from any of its Restricted Subsidiaries) upon the exercise of any options, warrants or rights to purchase shares of Qualified Capital Stock of the Company, plus

    (E) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any of its Restricted Subsidiaries) of debt securities or shares of Redeemable Capital Stock that have been converted into or exchanged for Qualified Capital Stock of the Company to the extent such debt securities were originally sold for cash, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus

    (F) To the extent not otherwise included in the Company's Consolidated Net Income, the net reduction in Investments in Unrestricted Subsidiaries resulting from the payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or a Restricted Subsidiary after the date of the Indenture from any Unrestricted Subsidiary or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of "Investment"), not to exceed in the case of any Unrestricted Subsidiary the total amount of Investments (other than Permitted Investments) in such Unrestricted Subsidiary made by the Company and its Restricted Subsidiaries in such Unrestricted Subsidiary after the date of the Indenture, plus

    (G) $25,000,000.

  (b) Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (in the case of clauses
(ii), (iii) and (iv) below) no Default or Event of Default shall have occurred and be continuing:

    (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above (and such payment shall be deemed to have been paid on such date of declaration for purposes of any calculation required by the provisions of paragraph (a) above);

    (ii) the repurchase, redemption or other acquisition or retirement of any shares of any class of Capital Stock of the Company or any Restricted Subsidiary, in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;

    (iii) the purchase, redemption, repayment, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the aggregate net cash proceeds of a substantially concurrent issue and sale (other than to a Restricted Subsidiary) of shares of Qualified Capital Stock of the Company;

    (iv) the purchase, redemption, repayment, defeasance or other acquisition or retirement for value of Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the aggregate net cash proceeds of, a substantially concurrent incurrence (other than to a Restricted Subsidiary) of Subordinated Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount (or, if such Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Subordinated Indebtedness being so purchased, redeemed, repaid, defeased, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, (B) such new Subordinated Indebtedness is subordinated to the Notes at least to the same extent as such

  Subordinated Indebtedness so purchased, redeemed, repaid, defeased, acquired or retired, (C) such new Subordinated Indebtedness has an Average Life to Stated Maturity that is longer than the Average Life to Stated Maturity of the Notes and such new Subordinated Indebtedness has a Stated Maturity for its final scheduled principal payment that is at least 91 days later than the Stated Maturity for the final scheduled principal payment of the Notes; and

    (v) repurchases, acquisitions or retirements of shares of Qualified Capital Stock of the Company deemed to occur upon the exercise of stock options or similar rights issued under employee benefit plans of the Company if such shares represent all or a portion of exercise price or are surrendered in connection with satisfying any Federal income tax obligation.

  The actions described in clauses (i), (ii), (iii) and (v) of this paragraph
(b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a) (provided that any dividend paid pursuant to clause (i) of this paragraph
(b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (i)), and the actions described in clause (iv) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a).

  (c) In computing Consolidated Net Income of the Company under paragraph (a) above, (1) the Company shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and (2) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment, would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Net Income of the Company for any period.

  Limitation on Issuances and Sales of Restricted Subsidiary Stock. The Indenture provides that the Company (i) will not permit any Restricted Subsidiary to issue any Preferred Stock (other than to the Company or a Wholly Owned Restricted Subsidiary) and (ii) will not permit any Person (other than the Company and/or one or more Wholly Owned Restricted Subsidiaries) to own any Capital Stock of any Restricted Subsidiary; provided, however, that this covenant shall not prohibit (1) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the Company or any of its Restricted Subsidiaries in compliance with the other provisions of the Indenture, or (2) the ownership by directors of directors' qualifying shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law.

  Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or the rendering of any services) with, or for the benefit of, any Affiliate of the Company other than a Restricted Subsidiary (each, other than a Restricted Subsidiary, being an "Interested Person"), unless (i) such transaction or series of transactions is on terms that are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that would be available in a comparable arm's length transaction with unrelated third parties who are not Interested Persons, (ii) with respect to any one transaction or series of transactions involving aggregate payments in excess of $1,000,000, the Company delivers an officer's certificate to the Trustee certifying that such transaction or series of transactions complies with clause (i) above and such transaction or series of transactions has been approved by the Board of Directors of the Company and (iii) with respect to any one transaction or series of transactions involving aggregate payments in excess of $10,000,000, the officer's certificate referred to in clause (ii) above also certifies that such transaction or series of transactions has been approved by a majority of the Disinterested Directors or, in the event there are no such Disinterested Directors, that the Company has obtained a written opinion from an independent nationally recognized investment banking firm or appraisal firm, in either case specializing or having a specialty in the type and subject matter of the transaction or series of transactions at issue, which opinion shall be to the effect set forth in clause (i) above or shall state that such transaction or series of transactions is fair from a financial point of view to the Company or such Restricted Subsidiary; provided, however, that this covenant does not restrict the Company from (1) paying reasonable and customary regular compensation and fees to directors of the Company who are not employees of the Company or any Restricted Subsidiary or (2) paying dividends on, or making distributions with respect to, shares of Capital Stock of the Company on a pro rata basis to the extent permitted by the "Limitation on Restricted Payments" covenant.

  Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume, affirm or suffer to exist or become effective any Lien of any kind, except for Permitted Liens, on or with respect to any of its property or assets (including any intercompany notes), whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (y) in the case of any other Lien, the Notes are directly secured equally and ratably with the obligation or liability secured by such Lien. The incurrence of additional secured Indebtedness by the Company or any Restricted Subsidiary is subject to further limitations on the incurrence of Indebtedness as described under "--Limitation on Indebtedness."

  Change of Control. Upon the occurrence of a Change of Control, the Company is obligated to make an offer to purchase all of the then outstanding Notes (a "Change of Control Offer"), and shall purchase, on a business day (the "Change of Control Purchase Date") not more than 70 nor less than 30 days following the Change of Control, all of the then outstanding Notes validly tendered pursuant to such Change of Control Offer at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the fifth business day prior to the Change of Control Purchase Date.

  In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the Change of Control, mail to each Noteholder a notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that Noteholders must follow to accept the Change of Control Offer.

  If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes delivered by Noteholders seeking to accept the Change of Control Offer. If on a Change of Control Purchase Date the Company does not have available funds sufficient to pay the Change of Control Purchase Price or is prohibited from purchasing the Notes, an Event of Default will occur under the Indenture. The definition of "Change of Control" includes an event by which the Company sells, conveys, transfers or leases all or substantially all of its properties to any Person; the phrase "all or substantially all" is subject to applicable legal precedent and as a result in the future there may be uncertainty as to whether a Change of Control has occurred.

  The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer at the same purchase price, at the same times and otherwise in substantial compliance with the requirements applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

  The Company intends to comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder, if applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above. The existence of a Holder's right to require, subject to certain conditions, the Company to repurchase its Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction that constitutes, or results in, a Change of Control.

  Limitation on Disposition of Proceeds of Asset Sales. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets and properties sold or otherwise disposed of pursuant to the Asset Sale (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a board resolution) and (ii) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, in respect of such Asset Sale consists of cash, Cash Equivalents or the assumption by the purchaser of liabilities of the Company (other than liabilities of the Company that are by their terms subordinated to the Notes) or any Restricted Subsidiary as a result of which the Company and its remaining Restricted Subsidiaries are no longer liable.

  (b) If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may either (x) apply the Net Cash Proceeds thereof to permanently reduce Senior Indebtedness or to permanently reduce Guarantor Senior Indebtedness, or (y) invest all or any part of the Net Cash Proceeds thereof, within 365 days after such Asset Sale, in properties and assets which replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the business of the Company or its Restricted Subsidiaries, as the case may be ("Replacement Assets"). The amount of such Net Cash Proceeds not applied or invested as provided in this paragraph constitutes "Excess Proceeds."

  (c) When the aggregate amount of Excess Proceeds equals or exceeds $15,000,000, the Company shall make an offer to purchase, from all Holders of the Notes and any then outstanding Pari Passu Indebtedness required to be repurchased or repaid on a permanent basis in connection with an Asset Sale, an aggregate principal amount of Notes and any then outstanding Pari Passu Indebtedness equal to such Excess Proceeds as follows:

    (i) (A) the Company shall make an offer to purchase (a "Net Proceeds Offer") from all Holders of the Notes in accordance with the procedures set forth in the Indenture the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Payment Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness, if any (subject to proration in the event such amount is less than the aggregate Offered Price (as defined herein) of all Notes tendered), and (B) to the extent required by such Pari Passu Indebtedness and provided there is a permanent reduction in the principal amount of such Pari Passu Indebtedness, the Company shall make an offer to purchase Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Indebtedness Amount") equal to the excess of the Excess Proceeds over the Payment Amount.

    (ii) The offer price for the Notes shall be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest, if any, to the date such Net Proceeds Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to a Net Proceeds Offer is less than the Payment Amount relating thereto or the aggregate amount of the Pari Passu Indebtedness that is purchased or repaid pursuant to the Pari Passu Offer is less than the Pari Passu Indebtedness Amount (such shortfall constituting a "Net Proceeds Deficiency"), the Company may use such Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the limitations of the "Limitation on Restricted Payments" covenant.

    (iii) If the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the Payment Amount, Notes to be purchased will be selected on a pro rata basis. Upon completion of such Net Proceeds Offer and Pari Passu Offer, the amount of Excess Proceeds shall be reset to zero.

The Company will not permit any Subsidiary to enter into or suffer to exist any agreement that would place any restriction of any kind (other than pursuant to law or regulation) on the ability of the Company to make a Net Proceeds Offer following any Asset Sale. The Company intends to comply with Rule 14e-1 under the Exchange Act, and any other securities laws and regulations thereunder, if applicable, in the event that an Asset Sale occurs and the Company is required to purchase Notes as described above.

  Limitation on Non-Guarantor Restricted Subsidiaries. (a) The Indenture provides that the Company will not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to guarantee the payment of any Indebtedness of the Company unless (i)(A) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Subsidiary Guarantee of the Notes by such Restricted Subsidiary which Subsidiary Guarantee will be subordinated to Guarantor Senior Indebtedness (but no other Indebtedness) to the same extent that the Notes are subordinated to Senior Indebtedness and (B), with respect to any guarantee of Subordinated Indebtedness by a Restricted Subsidiary, any such guarantee shall be subordinated to such Restricted Subsidiary's Subsidiary Guarantee at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives, and agrees not in any manner whatsoever to claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee until such time as the obligations guaranteed thereby are paid in full; and (iii) such Restricted Subsidiary shall deliver to the Trustee an opinion of independent legal counsel to the effect that such Subsidiary Guarantee has been duly executed and authorized and constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; provided, however, that this paragraph (a) shall not be applicable to (1) any guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary of the Company and (y) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or (2) any guarantee of any Restricted Subsidiary of Indebtedness of the Company described in clause (i) of the definition of Permitted Indebtedness.

  (b) The Indenture provides that the Company shall not, and shall not permit any of its Restricted Subsidiaries to, transfer any assets, businesses, divisions, real property or equipment to any Restricted Subsidiary (other than sales of oil and gas production in the ordinary course of business at prices under contracts in existence as of the date of the Indenture or on terms not less favorable to the Subsidiary than would be obtainable at the time in comparable transactions through arms-length dealings with Persons other than Affiliates of the Company or any transfer that results in Permitted Subsidiary Indebtedness) or acquire Capital Stock of a new Restricted Subsidiary that in either case is not a Subsidiary Guarantor unless (i) such transferee or new Restricted Subsidiary enters into a Subsidiary Guarantee by complying with paragraph (a) of this covenant or (ii) the aggregate fair market value (as determined in good faith by the Board of Directors), at the time of such proposed transfer or acquisition, of such assets, businesses, divisions, real property or equipment proposed to be transferred or Capital Stock of a new Restricted Subsidiary proposed to be acquired, together with the aggregate fair market value of all assets, businesses, divisions, real property or equipment previously transferred pursuant to this clause (ii) and Capital Stock previously acquired pursuant to this clause (ii) (in each case valued at the time of transfer or acquisition) does not exceed (x) the greater of $35,000,000 and 5% of Adjusted Consolidated Net Tangible Assets less (y) the book value of total combined assets of all Subsidiaries of the Company at December 31, 1996, as reflected in a consolidating balance sheet of the Company prepared in accordance with GAAP (exclusive, in the case of each of clauses (x) and (y), of intercompany receivables and liabilities due from the Company and assets subject to any Sale/Leaseback Transaction treated as an operating lease in the consolidated financial statements of the Company); provided, however, that, in the case of clause (ii), if the Restricted Subsidiary to which such transfer was made or whose Capital Stock was acquired subsequently enters into a Subsidiary Guarantee, such transfer or acquisition shall be treated as having been made pursuant to clause (i).

  (c) Notwithstanding the foregoing and the other provisions of the Indenture, any Subsidiary Guarantee incurred by a Restricted Subsidiary pursuant to the covenant shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person that is not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), (ii) the merger of such Restricted Subsidiary into the Company or any other Restricted Subsidiary (provided the surviving Restricted Subsidiary assumes the Subsidiary Guarantee) or the liquidation and dissolution of such Restricted Subsidiary (in each case to the extent not prohibited by the Indenture), or (iii) (x) the release or discharge of all guarantees by such Restricted Subsidiary of any Indebtedness other than the Note Obligations, except a discharge or release by or as a result of payment under such guarantees and (y) after giving effect to the proposed release and discharge, the aggregate total combined assets of all Restricted Subsidiaries that are not Subsidiary Guarantors (exclusive of intercompany receivables and liabilities due from the Company and assets subject to any Sale/Leaseback Transaction treated as an operating lease in the consolidated financial statements of the Company) do not exceed the greater of $35,000,000 and 5% of Adjusted Consolidated Net Tangible Assets.

  Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock to the Company or any Restricted Subsidiary, (b) pay any Indebtedness owed to the Company or any Restricted Subsidiary, (c) make an Investment in the Company or any Restricted Subsidiary or (d) transfer any of its properties or assets to the Company or any Restricted Subsidiary, except for such encumbrances or restrictions (i) pursuant to an agreement in effect or entered into on the date of the Indenture, (ii) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any other Person, or the properties or assets of any other Person, other than the Person, or the property or assets of the Person, so acquired or (iii) existing under any agreement that extends, renews, refinances or replaces the agreements containing the restrictions in the foregoing clauses (i) and (ii); provided, however, that the terms and conditions of any such restrictions are not materially less favorable to the Holders of the Notes than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced.

  Limitation on Other Senior Subordinated Indebtedness. The Indenture provides that the Company will not incur, directly or indirectly, any Indebtedness which is expressly subordinate or junior in right of payment in any respect to Senior Indebtedness unless such Indebtedness ranks pari passu in right of payment with the Notes, or is expressly subordinated in right of payment to the Notes.

  Reports. The Indenture requires that the Company (and the Subsidiary Guarantors, if applicable) file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to Section 13 or 15(d) of the Exchange
Act). The Company (and the Subsidiary Guarantors, if applicable) are also required (a) to file with the Trustee, and provide to each Holder of Notes, without cost to such Holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company (and the Subsidiary Guarantors, if applicable) would be required to file such reports and documents if the Company (and the Subsidiary Guarantors, if applicable) were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to furnish at the Company's cost copies of such reports and documents to any Holder of Notes promptly upon written request. The Company is obligated to make available, upon request, to any Holder of Notes the information required by Rule 144A(d)(4) under the Securities Act during any period in which the Company is not subject to Section 13 or 15(d) of the Exchange Act.

  Future Designation of Restricted and Unrestricted Subsidiaries. The foregoing covenants (including calculation of financial ratios and the determination of limitations on the incurrence of Indebtedness and Liens) may be affected by the designation by the Company of any existing or future Subsidiary of the Company as an Unrestricted Subsidiary. Generally, a Restricted Subsidiary includes any Subsidiary of the Company, whether existing on or after the date of the Indenture, unless the Subsidiary of the Company is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture. The definition of "Unrestricted Subsidiary" set forth under the caption "--Certain Definitions" describes the circumstances under which a future Subsidiary of the Company may be designated as an Unrestricted Subsidiary by the Board of Directors of the Company.

MERGER, CONSOLIDATION AND SALE OF ASSETS, ETC.

  The Company will not, in any single transaction or series of related transactions, merge or consolidate with or into any other Person, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of Affiliated Persons, and the Company will not permit any of its Restricted Subsidiaries to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or group of Affiliated Persons, unless at the time and after giving effect thereto (i) either (A) if the transaction or transactions is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (B) the Person (if other than the Company) formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, are sold, assigned, conveyed, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall, in either case, expressly assume by a supplemental indenture to the Indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (and treating any Indebtedness not previously an obligation of Company or any of its Restricted Subsidiaries in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) except in the case of the consolidation or merger of any Restricted Subsidiary with or into the Company, immediately after giving effect to such transaction or transactions on a pro forma basis, the Consolidated Net Worth of the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or transactions; (iv) except in the case of the consolidation or merger of any Restricted Subsidiary with or into the Company or any Wholly Owned Restricted Subsidiary, immediately before and immediately after giving effect to such transaction or transactions on a pro forma basis (on the assumption that the transaction or transactions occurred on the first day of the period of four fiscal quarters ending immediately prior to the consummation of such transaction or transactions, with the appropriate adjustments with respect to the transaction or transactions being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (excluding Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant; (v) each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture to the Indenture confirmed that its Subsidiary Guarantee of the Notes shall apply to such Person's obligations under the Indenture and the Notes; and (vi) if any of the properties or assets of the Company or any of its Restricted Subsidiaries would upon the consummation of such transaction or series of related transactions become subject to any Lien (other than a Permitted Lien), the creation and imposition of such Lien shall have been in compliance with the "Limitation on Liens" covenant.

  In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereto comply with the requirements under the

Indenture and an Opinion of Counsel stating that the requirements of clause
(i) of the preceding paragraph have been complied with. Upon any consolidation or merger or any sale, assignment, transfer, lease or other disposition of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein, and thereafter the Company, except in the case of a lease, will be discharged from all obligations and covenants under the Indenture and the Notes.

EVENTS OF DEFAULT

  The following constitute "Events of Default" under the Indenture:

    (i) default in the payment of the principal of or premium, if any, on any of the Notes, whether such payment is due at maturity, upon redemption, upon repurchase pursuant to a Change of Control Offer or a Net Proceeds Offer, upon acceleration or otherwise; or

    (ii) default in the payment of any installment of interest on any of the Notes, when it becomes due and payable, and the continuance of such default for a period of 30 days; or

    (iii) default in the performance or breach of the provisions of the "Merger, Consolidation and Sale of Assets" section of the Indenture, the failure to make or consummate a Change of Control Offer in accordance with the provisions of the "Change of Control" covenant or the failure to make or consummate a Net Proceeds Offer in accordance with the provisions of the "Limitation on Disposition of Proceeds of Asset Sales" covenant; or

    (iv) the Company or any Subsidiary Guarantor shall fail to perform or observe any other term, covenant or agreement contained in the Notes, any Subsidiary Guarantee or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given
  (x) to the Company by the Trustee or (y) to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Notes then outstanding; or

    (v) the occurrence and continuation beyond any applicable grace period of any default in the payment of the principal of (or premium, if any, on) or interest on any Indebtedness of the Company (other than the Notes) or any Restricted Subsidiary for money borrowed when due, or any other default causing acceleration of any Indebtedness of the Company or any Restricted Subsidiary for money borrowed, provided, however, that the aggregate principal amount of such Indebtedness shall exceed $5,000,000; and provided further, that if any such default is cured or waived or any such acceleration rescinded, or such debt is repaid, within a period of 10 days from the continuation of such default beyond the applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default under the Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgment or decree; or

    (vi) the commencement of proceedings, or the taking of any enforcement action (including by way of set-off), by any holder of at least $5,000,000 in aggregate principal amount of Indebtedness of the Company or any Restricted Subsidiary, after a default under such Indebtedness, to retain in satisfaction of such Indebtedness or to collect or seize, dispose of or apply in satisfaction of such Indebtedness, property or assets of the Company or any Restricted Subsidiary having a fair market value (as determined by the Board of Directors of the Company and evidenced by a board resolution) in excess of $5,000,000 individually or in the aggregate, provided that if any such proceedings or actions are terminated or rescinded, or such Indebtedness is repaid, such Event of Default under the Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as (a) such rescission does not conflict with any judgment or decree and (b) the holder of such Indebtedness shall not have applied any such property or assets in satisfaction of such Indebtedness; or

    (vii) any Subsidiary Guarantee shall for any reason cease to be, or be asserted by the Company or any Subsidiary Guarantor, as applicable, not to be, in full force and effect, enforceable in accordance with its terms (except pursuant to the release of any such Subsidiary Guarantee in accordance with the Indenture); or

    (viii) certain events giving rise to ERISA liability; or

    (ix) final judgments or orders rendered against the Company or any Restricted Subsidiary that are unsatisfied and that require the payment in money, either individually or in an aggregate amount, that is more than $5,000,000 over the coverage under applicable insurance policies and either
  (i) commencement by any creditor of an enforcement proceeding upon such judgment (other than a judgment that is stayed by reason of pending appeal or otherwise) or (ii) the occurrence of a 60-day period during which a stay of such judgment or order, by reason of pending appeal or otherwise, was not in effect; or

    (x) the entry of a decree or order by a court having jurisdiction in the premises (A) for relief in respect of the Company or any Restricted Subsidiary in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or (B) adjudging the Company or any Restricted Subsidiary bankrupt or insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or a Restricted Subsidiary under any applicable federal or state law, or appointing under any such law a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Restricted Subsidiary or of a substantial part of their consolidated assets, or ordering the winding up or liquidation of their affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

    (xi) the commencement by the Company or any Restricted Subsidiary of a voluntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated bankrupt or insolvent, or the consent by the Company or any Restricted Subsidiary to the entry of a decree or order for relief in respect thereof in an involuntary case or proceeding under any applicable federal or state bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by the Company or any Restricted Subsidiary of a petition or consent seeking reorganization or relief under any applicable federal or state law, or the consent by it under any such law to the filing of any such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or sequestrator (or other similar official) of any of the Company or any Restricted Subsidiary or of any substantial part of their consolidated assets, or the making by it of an assignment for the benefit of creditors under any such law, or the admission by it in writing of its inability to pay its debts generally as they become due or taking of corporate action by the Company or any Restricted Subsidiary in furtherance of any such action.

  If an Event of Default (other than as specified in clause (x) or (xi) above) shall occur and be continuing, the Trustee, by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (x) or (xi) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration, notice or other act on the part of the Trustee or any Holder of Notes.

  After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company or any Subsidiary Guarantor has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, (iii) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes which has become due otherwise than by such declaration of acceleration;
(b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the nonpayment of principal of, premium, if any, and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived.

  Under certain circumstances described in the Indenture, in the event of a declaration of acceleration in respect of the Notes because of an Event of Default specified in clauses (v) or (vi) above shall have occurred and be continuing, such declaration of acceleration and any consequential acceleration shall be automatically rescinded if the Indebtedness that is the subject of such Event of Default has been repaid, or if the default relating to such Indebtedness is waived or cured and if such Indebtedness had been accelerated, then the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness.

  The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes waive any past Defaults under the Indenture, except a Default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Note outstanding.

  No Holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the Holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 60 days after receipt of such notice and offer of indemnity and the Trustee, within such 60-day period, has not received directions inconsistent with such written request by Holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a Holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.

  During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Noteholders unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the Trustee, the Holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture.

  If a Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each Holder of the Notes notice of the Default within 60 days after the occurrence thereof; provided, however, that in case of a Default of the type listed in clause (v) above, no notice to Holders shall be given until at least 60 days after the occurrence thereof. Except in the case of a Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the Holders of such Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the Noteholders.

  The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Subsidiary Guarantors of its obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days of any Default.

LEGAL DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

  The Company may, at its option and at any time, terminate the obligations of the Company and the Subsidiary Guarantors with respect to the outstanding Notes ("legal defeasance"). Such legal defeasance means that the Company and the Subsidiary Guarantors shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of Holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, on and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Subsidiary Guarantor with respect to certain covenants that are set forth in the Indenture, some of which are described under "--Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default with respect to the Notes ("covenant defeasance").

  In order to exercise either legal defeasance or covenant defeasance, (i) the Company or any Subsidiary Guarantor must irrevocably deposit, with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, on and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such legal defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such legal defeasance or covenant defeasance had not occurred (in the case of legal defeasance, such opinion must refer to and be based upon a published ruling of the Internal Revenue Service or a change in applicable federal income tax laws); (iii) no Default shall have occurred and be continuing on the date of such deposit; (iv) such legal defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest under the Indenture or the Trust Indenture Act with respect to any securities of the Company or any Subsidiary Guarantor; (v) such legal defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Subsidiary Guarantor is a party or by which it is bound; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture to either legal defeasance or covenant defeasance, as the case may be, have been complied with and that no violations under agreements governing any other outstanding Indebtedness would result therefrom.

SATISFACTION AND DISCHARGE

  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (i) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the serving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amounts sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of (and premium, if any, on) and interest on the Notes to the date of deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be, together with instructions from the Company irrevocably directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be, (ii) the Company has paid all other sums payable under the Indenture by the Company; and (iii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

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

AMENDMENTS AND WAIVERS

  From time to time, the Company and the Trustee may, without the consent of the Noteholders, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, maintaining the qualification of, the Indenture under the Trust Indenture Act, or making any change that does not adversely affect the rights of any Noteholder. Other amendments and modifications of the Indenture or the Notes may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Note affected thereby, (a) change the Stated Maturity of the principal of, or any installment of interest on any Note, (b) reduce the principal amount of (or the premium, if any, on) or interest on any Note, (c) change the coin or currency of payment of principal of (or the premium, if any, on) or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above-stated percentage of aggregate principal amount of outstanding Notes necessary to modify or amend the Indenture, (f) reduce the percentage of aggregate principal amount of outstanding Notes necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults, (g) modify any provisions of the Indenture relating to the modification and amendment of the Indenture or the waiver of past defaults or covenants, except as otherwise specified, (h) modify any provision of the Indenture relating to the Subsidiary Guarantees in a manner adverse to the Holders, or (i) amend, change or modify the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control or make and consummate the Net Proceeds Offer with respect to any Asset Sale or modify any of the provisions or definitions with respect thereto.

  The Holders of a majority in aggregate principal amount of the outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The Holders of a majority in aggregate principal amount of the outstanding Notes may waive any past Default under the Indenture, except a Default in the payment of principal (or premium, if any, on) or interest on the Notes or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the Holder of each Note outstanding.

THE TRUSTEE

  The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs.

  The Indenture and provisions of the Trust Indenture Act contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined) it must eliminate such conflict or resign.

GOVERNING LAW

  The Indenture, the Notes and the Subsidiary Guarantees provide that they will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

BOOK-ENTRY, DELIVERY AND FORM

  A portion of the Old Notes was represented initially by a single global Note (the "Global Old Note") that was deposited with, or on behalf of, the Depository Trust Company ("DTC"). The Global Old Note is registered in the name of Cede & Co., as nominee of the DTC, and beneficial interests in the Global Old Note are shown

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on, and transfers thereof are effected only through, records maintained by the
Depositary and its participants. Except as provided below, the New Notes also will be issued in the form of one or more global Notes (the "Global New Notes" and, together with the Global Old Note, the "Global Notes"). The Global New Notes will be deposited on the original date of issuance of the New Notes with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC. The interest of beneficial owners of Notes in the Global Notes will be represented through financial institutions acting on their behalf as direct or indirect participants of DTC.

  Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Notes will be shown on, and the transfer of these ownership interests will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

  So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. In addition, no beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with the applicable procedures of DTC and, if applicable, Cedel, societe anonyme ("Cedel"), and Morgan Guaranty Trust Company of New York, as operator of the Euroclear system ("Euroclear") (in addition to those under the Indenture).

  Payments on Global Notes will be made to DTC or its nominee, as the registered owner thereof. None of the Company, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. The Company expects that DTC or its nominee, upon receipt of any payment in respect of a Global Note representing any Notes held by it or its nominee, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note for such Notes as shown on the records of DTC or its nominee. The Company also expects that payments by participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

  Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. The laws of some states require that certain Persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants (as defined below) and certain banks, the ability of a Person having a beneficial interest in a Global Note to pledge such interest to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate of such interest.

  DTC has advised the Company as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly ("indirect participants"). The rules applicable to DTC and its participants are on file with the Commission. Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC,

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Euroclear and Cedel, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel or the participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED SECURITIES

  Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon request to the Company or the Trustee, exchange such beneficial interest for Notes represented by Certificates in definitive form registered in the name of such Person or such Person's nominee ("Certificated Securities"). Upon any such issuance, the Trustee is required to register such Notes in the name of, and cause the same to be delivered to, such Person or Persons (or the nominee of any thereof). In addition, if (i) DTC or any successor depositary (the "Depositary") notifies the Company in writing that the Depositary is no longer willing or able to act as a depositary and the Company is unable to locate a qualified successor within 90 days or (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in the form of Certificated Securities under the Indenture, then, upon surrender by the Depositary of its Global Note, Certificated Securities will be issued to each Person that the Depositary identifies as the beneficial owner of the related Notes.

  Neither the Company nor the Trustee will be liable for any delay by the Depositary in identifying the beneficial owners of the related Notes, and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Depositary for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

CERTAIN DEFINITIONS

  "Acquired Indebtedness" means Indebtedness of a Person (a) assumed in connection with an Asset Acquisition from such Person, (b) outstanding at the time such Person becomes a Subsidiary of any other Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Asset Acquisition or such Person becoming such a Subsidiary) or (c) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company of any Indebtedness described in clause (a) or (b) of this definition, including any successive refinancings, so long as (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, and (B) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is made subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (C) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes.

  "Adjusted Consolidated Net Tangible Assets" means (without duplication), as of the date of determination, (a) the sum of (i) discounted future net revenues from proved oil and gas reserves of the Company and its Restricted Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by a nationally recognized firm of independent petroleum engineers in a reserve report prepared as of the end of the Company's most recently completed fiscal year, as increased by, as of the date of determination, the estimated discounted future net revenues from (A) estimated proved oil and gas reserves acquired since the date of such year-end reserve report, and (B) estimated oil and gas reserves attributable to upward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to exploration, development or exploitation activities, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the estimated discounted future net revenues from (C) estimated proved oil and gas reserves produced or disposed of since the

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date of such year-end reserve report and (D) estimated oil and gas reserves attributable to downward revisions of estimates of proved oil and gas reserves since the date of such year-end reserve report due to changes in geological conditions or other factors which would, in accordance with standard industry practice, cause such revisions, in each case calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided, however, that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company's petroleum engineers, unless in the event that there is a Material Change as a result of such acquisitions, dispositions or revisions, then the discounted future net revenues utilized for purposes of this clause (a)(i) shall be confirmed in writing by a nationally recognized firm of independent petroleum engineers, (ii) the capitalized costs that are attributable to oil and gas properties of the Company and its Restricted Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company's books and records as of a date no earlier than the date of the Company's latest annual or quarterly financial statements, (iii) the Net Working Capital on a date no earlier than the date of the Company's latest annual or quarterly financial statements and (iv) the greater of (A) the net book value on a date no earlier than the date of the Company's latest annual or quarterly financial statements or (B) the appraised value, as estimated by independent appraisers, of other tangible assets (including, without duplication, Investments in unconsolidated Restricted Subsidiaries) of the Company and its Restricted Subsidiaries, as of the date no earlier than the date of the Company's latest audited financial statements, minus (b) the sum of (i) minority interests (other than a minority interest in a Subsidiary that is a business trust or similar entity formed for the primary purpose of issuing preferred securities the proceeds of which are loaned to the Company or a Restricted Subsidiary), (ii) any net gas balancing liabilities of the Company and its Restricted Subsidiaries reflected in the Company's latest audited financial statements, (iii) to the extent included in (a)(i) above, the discounted future net revenues, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company's year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Restricted Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto and (iv) the discounted future net revenues, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production and price assumptions included in determining the discounted future net revenues specified in (a)(i) above, would be necessary to fully satisfy the payment obligations of the Company and its Restricted Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto. If the Company changes its method of accounting from the successful efforts method to the full cost method or a similar method of accounting, "Adjusted Consolidated Net Tangible Assets" will continue to be calculated as if the Company were still using the successful efforts method of accounting.

  "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control," when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of this definition, beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis) or options or warrants to purchase such equity (but only if exercisable at the date of determination or within 60 days thereof) of a Person shall be deemed to constitute control of such Person. No Person shall be deemed an Affiliate of an oil and gas royalty trust solely by virtue of ownership of units of beneficial interest in such trust.

  "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or any Restricted Subsidiary shall be merged with or into the Company or any Restricted Subsidiary or (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person or any division or line of business of such Person.

  "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Company or any of its Restricted Subsidiaries (including, without limitation, by means of a

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Sale/Leaseback Transaction or by way of merger or consolidation)
(collectively, for purposes of this definition, a "transfer"), directly or indirectly, in one or a series of related transactions, of (a) any Capital Stock of any Restricted Subsidiary held by the Company or any Restricted Subsidiary; (b) all or substantially all of the properties and assets of any division or line of business of the Company or any of its Restricted Subsidiaries; or (c) any other properties or assets of the Company or any of its Restricted Subsidiaries other than a disposition of hydrocarbons or other mineral products in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include (i) any transfer of properties or assets that is governed by, and made in accordance with, the provisions described under "Merger, Consolidation and Sale of Assets, Etc.;"
(ii) any transfer of properties or assets to an Unrestricted Subsidiary, if permitted under the provisions described under "Limitation on Restricted Payments;" (iii) any trade or exchange of oil and gas properties or shares of Capital Stock in any corporation in the Oil and Gas Business owned by the Company or any Restricted Subsidiary for oil and gas properties owned or held by another Person provided that (x) the fair market value of the properties or shares traded or exchanged by the Company or such Restricted Subsidiary (including any cash or Cash Equivalents, not to exceed 15% of such fair market value, to be delivered by the Company or such Restricted Subsidiary) is reasonably equivalent to the fair market value of the properties (together with any cash or Cash Equivalents, not to exceed 15% of such fair market value) to be received by the Company or such Restricted Subsidiary as determined in good faith by (A) any officer of the Company if such fair market value is less than $5,000,000 and (B) the Board of Directors of the Company as certified by a certified resolution delivered to the Trustee if such fair market value is equal to or in excess of $5,000,000; provided, however, that if such resolution indicates that such fair market value is equal to or in excess of $10,000,000 such resolution shall be accompanied by a written appraisal by a nationally recognized investment banking firm or appraisal firm, in each case specializing or having a speciality in oil and gas properties, and (y) such exchange is approved by a majority of the Disinterested Directors of the Company; or (iv) any transfer of properties or assets having a fair market value of less than $2,000,000.

  "Attributable Indebtedness" means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date of determination at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the "net amount of rent" under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder, excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

  "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing (a) the sum of the products of (i) the number of years (and any portion thereof) from the date of determination to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund or mandatory redemption payment requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by (b) the sum of all such principal payments.

  "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents in the equity interests (however designated) in such Person, and any rights (other than debt securities convertible into an equity interest), warrants or options exercisable for, exchangeable for or convertible into such an equity interest in such Person.

  "Capitalized Lease Obligation" means any obligation to pay rent or other amounts under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

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

  "Cash Equivalents" means (i) any evidence of Indebtedness with a maturity of 365 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof); (ii) demand and time deposits and certificates of deposit or acceptances with a maturity of 365 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; (iii) commercial paper with a maturity of 365 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (i) above entered into with any commercial bank meeting the specifications of clause (ii) above; and (v) overnight bank deposits and bankers' acceptances at any commercial bank meeting the qualifications specified in clause (ii) above.

  "Change of Control" means the occurrence of any of the following events: (a) any "person" or "group" (as such terms are used in Sections 13(d)(3) or 14(d)(2) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than 40% of the total voting power of the outstanding Voting Stock of the Company;
(b) the Company is merged with or into or consolidated with another Person and, immediately after giving effect to the merger or consolidation, (A) less than 50% of the total voting power of the outstanding Voting Stock of the surviving or resulting Person is then "beneficially owned" (within the meaning of Rule 13d-3 under the Exchange Act) in the aggregate by (x) the stockholders of the Company immediately prior to such merger or consolidation, or (y) if a record date has been set to determine the stockholders of the Company entitled to vote with respect to such merger or consolidation, the stockholders of the Company as of such record date and (B) any "person" or "group" (as such terms are used in Sections 13(d)(3) or 14(d)(2) of the Exchange Act) has become the direct or indirect "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 40% of the total voting power of the Voting Stock of the surviving or resulting Person; (c) the Company, either individually or in conjunction with one or more Restricted Subsidiaries, sells, conveys, transfers or leases, or the Restricted Subsidiaries sell, convey, transfer or lease, all or substantially all of the assets of the Company and the Restricted Subsidiaries, taken as a whole (either in one transaction or a series of related transactions), including Capital Stock of the Restricted Subsidiaries, to any Person (other than the Company or a Wholly Owned Restricted Subsidiary); (d) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office; or (e) the liquidation or dissolution of the Company.

  "Common Stock" of any Person means Capital Stock of such Person that does not rank prior, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of such Person, to shares of Capital Stock of any other class of such Person.

  "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio of (a) the sum of Consolidated Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income, in each case, for such period, of the Company and its Restricted Subsidiaries on a consolidated basis, all determined in accordance with GAAP, decreased (to the extent included in determining Consolidated Net Income) by the sum of (A) the amount of deferred revenues that are amortized during such period and are attributable to reserves that are subject to Volumetric Production Payments and (B) amounts recorded in accordance with GAAP as repayments of principal and interest pursuant to Dollar-Denominated Production Payments, to (b) the sum of such Consolidated Interest Expense for such period; provided, however, that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness required to be computed on a pro forma basis in accordance with clause (x) of the "Limitation on Indebtedness" covenant and bearing a floating interest rate

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shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, (ii) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility required to be computed on a pro forma basis in accordance with clause (x) of the "Limitation on Indebtedness" covenant shall be computed based upon the average daily balance of such Indebtedness during the applicable period, provided that such average daily balance shall be reduced by the amount of any repayment of Indebtedness under a revolving credit facility during the applicable period, which repayment permanently reduced the commitments or amounts available to be reborrowed under such facility, (iii) notwithstanding clauses (i) and (ii) of this proviso, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements and (iv) in making such calculation, Consolidated Interest Expense shall exclude interest attributable to Dollar-Denominated Production Payments.

  "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

  "Consolidated Interest Expense" means, for any period, without duplication, the sum of (i) the interest expense of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation, (a) any amortization of debt discount, (b) the net cost under Interest Rate Protection Obligations (including any amortization of discounts), (c) the interest portion of any deferred payment obligation, (d) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing and (e) all accrued interest, in each case to the extent attributable to such period, (ii) to the extent any Indebtedness of any Person (other than the Company or a Restricted Subsidiary) is guaranteed by the Company or any Restricted Subsidiary, the aggregate amount of interest paid or accrued by such other Person during such period attributable to any such Indebtedness, in each case to the extent attributable to that period, (iii) the aggregate amount of the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and (iv) the aggregate amount of dividends paid or accrued on Redeemable Capital Stock or Preferred Stock of the Company and its Restricted Subsidiaries, to the extent such Redeemable Capital Stock or Preferred Stock is owned by Persons other than Restricted Subsidiaries.

  "Consolidated Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto),
(b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to Asset Sales, (c) the net income (or net loss) of any Person (other than the Company or any of its Restricted Subsidiaries), in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or its Restricted Subsidiaries in cash by such other Person during such period (regardless of whether such cash dividends, distributions or interest on indebtedness is attributable to net income (or net loss) of such Person during such period or during any prior period), (d) net income (or net loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (f) income resulting from transfers of assets received by the Company or any Restricted Subsidiary from an Unrestricted Subsidiary and (g) any write-downs of non-current assets; provided, however, that any ceiling limitation write-downs under SEC guidelines shall be treated as capitalized costs, as if such write-downs had not occurred.

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  "Consolidated Net Worth" means, at any date, the consolidated stockholders'
equity of the Company less the amount of such stockholders' equity attributable to Redeemable Capital Stock or treasury stock of the Company and its Restricted Subsidiaries, as determined in accordance with GAAP.

  "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, depletion, amortization, impairment and other non-cash expenses of the Company and its Restricted Subsidiaries reducing Consolidated Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge which requires an accrual of or reserve for cash charges for any future period).

  "Credit Agreement" means the Revolving Credit Agreement dated June 15, 1995 among the Company and Morgan Guaranty Trust Company of New York and NationsBank of Texas, N.A., as co-agents, and the other banks specified therein, as such agreement may be amended, modified, supplemented, extended, restated, replaced (including replacement after the termination of such agreement), restructured, increased, renewed or refinanced from time to time in one or more credit agreements, loan agreements, instruments or similar agreements, as such may be further amended, modified, supplemented, extended, restated, replaced (including replacement after the termination of such agreement), restructured, increased, renewed or refinanced from time to time.

  "Credit Agreement Obligations" means all monetary obligations of every nature of the Company or a Restricted Subsidiary, including, without limitation, obligations to pay principal and interest, reimbursement obligations under letters of credit, fees, expenses and indemnities, from time to time owed to the lenders or any agent under or in respect of the Credit Agreement.

  "Default" means any event, act or condition that is, or after notice or passage of time or both would be, an Event of Default.

  "Designated Senior Indebtedness" means (i) all Senior Indebtedness constituting Credit Agreement Obligations and (ii) any other Senior Indebtedness which (a) at the time of incurrence equals or exceeds $10,000,000 in aggregate principal amount and (b) is specifically designated by the Company in the instrument evidencing such Senior Indebtedness as "Designated Senior Indebtedness" for purpose of the Indenture.

  "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors of the Company is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors of the Company who does not have any material direct or indirect financial interest (other than an interest arising solely from the beneficial ownership of Capital Stock of the Company) in or with respect to such transaction or series of transactions.

  "Dollar-Denominated Production Payments" means production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

  "Event of Default" has the meaning set forth above under the caption "Events of Default."

  "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the date of the Indenture.

  "Guarantee" means, as applied to any obligation, (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of nonperformance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit. When used as a verb, "guarantee" shall have a corresponding meaning.

  "Guarantor Senior Indebtedness" means all Indebtedness of a Subsidiary Guarantor created, incurred, assumed or guaranteed by such Subsidiary Guarantor (and all renewals, substitutions, refinancings or replacements thereof) (including the principal of, interest on and fees, premiums, expenses (including costs of collection), indemnities and other amounts payable in connection with, such Indebtedness) (and including, in the case of the Credit Agreement, interest accruing after the filing of a petition by or against such Subsidiary Guarantor under any bankruptcy law, in accordance with and at the rate, including any default rate, specified with respect to such Indebtedness, whether or not a claim for such interest is allowed as a claim after such filing in any proceeding under such bankruptcy law), unless the instrument governing such Indebtedness expressly provides that such Indebtedness is not senior in right of payment to its Subsidiary Guarantee. Notwithstanding the foregoing, Guarantor Senior Indebtedness of a Subsidiary Guarantor will not include (i) Indebtedness of such Subsidiary Guarantor evidenced by its Subsidiary Guarantee, (ii) Indebtedness of such Subsidiary Guarantor that is expressly subordinated or junior in right of payment to any Guarantor Senior Indebtedness of such Subsidiary Guarantor or its Subsidiary Guarantee, (iii) Indebtedness which, when incurred and without respect to any election under
Section 1111(b) of Title 11 United States Code, is by its terms without recourse to such Subsidiary Guarantor, (iv) any repurchase, redemption or other obligation in respect of Redeemable Capital Stock of such Subsidiary Guarantor, (v) to the extent it might constitute Indebtedness, any liability for federal, state, local or other taxes owed or owing by such Subsidiary Guarantor, (vi) Indebtedness of such Subsidiary Guarantor to the Company or any of the Company's other Subsidiaries or any other Affiliate of the Company or any of such Affiliate's Subsidiaries, and (vii) that portion of any Indebtedness of such Subsidiary Guarantor which at the time of issuance is issued in violation of the Indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (vii) if the holder(s) of such Indebtedness or their representative or such Subsidiary Guarantor shall have furnished to the Trustee an opinion of counsel unqualified in all material respects of independent legal counsel, addressed to the Trustee (which legal counsel may, as to matters of fact, rely upon a certificate of such Subsidiary Guarantor) to the effect that the incurrence of such Indebtedness does not violate the provisions of such Indenture); provided, however, that the foregoing exclusions shall not affect the priorities of any Indebtedness arising solely by operation of law in any case or proceeding or similar event described in clause (a), (b) or (c) of the second paragraph of "--Subordination."

  "Holder" or "Noteholder" means a Person in whose name a Note is registered in the Note Register.

  "Indebtedness" means, with respect to any Person, without duplication, (a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade accounts payable and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit, bankers' acceptance or other similar credit transaction and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (c) all Indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business, (d) all Capitalized Lease Obligations of such Person, (e) the Attributable Indebtedness (in excess of any related Capitalized Lease Obligations) related to any Sale/Leaseback Transaction of such Person, (f) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured), (g) all guarantees by such Person of Indebtedness referred to in this definition (including, with respect to any Production Payment, any warranties or guaranties of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment), (h) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends, (i) all obligations of such Person under or in respect of currency exchange contracts and Interest Rate Protection Obligations and (j) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of such Person of the types referred to in clauses (a) through (i) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock, provided, however, that if such Redeemable Capital Stock is not at the date of determination permitted or required to be repurchased, the "maximum fixed repurchase price" shall be the book value of such Redeemable Capital Stock. Subject to clause (g) of the first sentence of this definition, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

  "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and includes, without limitation, interest rate swaps, caps, floors, collars and similar agreements or arrangements designed to protect against or manage such Person's and any of its Subsidiaries' exposure to fluctuations in interest rates.

  "Investment" means, with respect to any Person, any direct or indirect advance, loan, guarantee of Indebtedness or other extension of credit or capital contribution to (by means of any transfer of cash or other property or assets to others or any payment for property, assets or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities (including derivatives) or evidences of Indebtedness issued by, any other Person. In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary at such time. "Investments" shall exclude (a) extensions of trade credit on commercially reasonable terms in accordance with normal trade practices and (b) Interest Rate Protection Obligations entered into in the ordinary course of business or as required by any Permitted Indebtedness or any Indebtedness incurred in compliance with the "Limitation on Indebtedness" covenant, but only to the extent that the notional principal amount of such Interest Rate Protection Obligations does not exceed 105% of the principal amount of such Indebtedness to which such Interest Rate Protection Obligations relate and (c) bonds, notes, debentures or other securities received in compliance with the "Limitation on Disposition of Proceeds of Asset Sales" covenant.

  "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing) upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

  "Material Change" means an increase or decrease (excluding changes that result solely from changes in prices) of more than 50% during a fiscal quarter in the estimated discounted future net cash flows from proved

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

oil and gas reserves of the Company and its Restricted Subsidiaries, calculated in accordance with clause (a) (i) of the definition of Adjusted Consolidated Net Tangible Assets; provided, however, that the following will be excluded from the calculation of Material Change: (i) any acquisitions during the quarter of oil and gas reserves that have been estimated by a nationally recognized firm of independent petroleum engineers and on which a report or reports exist and (ii) any disposition of properties held at the beginning of such quarter that have been disposed of as provided in the "Limitation on Disposition of Proceeds of Asset Sales" covenant.

  "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable as provided therein or in the Indenture, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

  "Moody's" means Moody's Investors Service, Inc. and its successors.

  "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Cash Proceeds.

  "Net Working Capital" means (i) all current assets of the Company and its Restricted Subsidiaries, minus (ii) all current liabilities of the Company and its Restricted Subsidiaries, except current liabilities included in Indebtedness, in each case as set forth in financial statements of the Company prepared in accordance with GAAP.

  "Non-Recourse Indebtedness" means Indebtedness or that portion of Indebtedness of the Company or a Restricted Subsidiary incurred in connection with the acquisition by the Company or a Restricted Subsidiary of any property or assets and as to which (a) the holders of such Indebtedness agree that they will look solely to the property or assets so acquired and securing such Indebtedness for payment on or in respect of such Indebtedness and (b) no default with respect to such Indebtedness would permit (after notice or passage of time or both), according to the terms thereof, any holder of any Indebtedness of the Company or a Restricted Subsidiary to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

  "Note Register" means the register maintained by or for the Company in which the Company shall provide for the registration of the Notes.

  "Note Obligations" means any principal of, premium, if any, and interest on, and any other amounts (including, without limitation, any payment obligations with respect to the Notes as a result of any Asset Sale, Change of Control or redemption) owing in respect of, the Notes payable pursuant to the terms of the Notes or the Indenture or upon acceleration of the Notes.

  "Oil and Gas Business" means (i) the acquisition, exploration, development, operation and disposition of interests in oil, gas and other hydrocarbon properties, (ii) the gathering, marketing, treating, processing, storage,

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

refining, selling and transporting of any production from such interests or properties, (iii) any business relating to or arising from exploration for or development, production, treatment, processing, storage, refining, transportation or marketing of oil, gas and other minerals and products produced in association therewith, and (iv) any activity necessary, appropriate or incidental to the activities described in the foregoing clauses
(i) through (iii) of this definition.

  "Pari Passu Indebtedness" means any Indebtedness of the Company that is pari passu in right of payment to the Notes.

  "Permitted Indebtedness" means any of the following:

    (i) Indebtedness of the Company under one or more bank credit or revolving credit facilities in an aggregate principal amount at any one time outstanding not to exceed the greater of (A) $300,000,000 and (B) an amount equal to the sum of (x) $150,000,000 and (y) 20% of Adjusted Consolidated Net Tangible Assets determined as of the date of the incurrence of such Indebtedness (such greater amount being referred to as the "Adjusted Maximum Credit Amount") (plus interest and fees under such facilities), less any amounts derived from Asset Sales and applied to the required permanent reduction of Senior Indebtedness (and a permanent reduction of the related commitment to lend or amount available to be reborrowed in the case of a revolving credit facility) under such credit facilities as contemplated by the "Limitation on Disposition of Proceeds of Asset Sales" covenant (the "Maximum Credit Amount") (with the Maximum Credit Amount to be an aggregate maximum amount for the Company and all Restricted Subsidiaries, pursuant to clause (i) of the definition of "Permitted Subsidiary Indebtedness"), and any renewals, amendments, extensions, supplements, modifications, deferrals, refinancings or replacements (each, for purposes of this clause, a "refinancing") thereof by the Company, including any successive refinancings thereof by the Company, so long as the aggregate principal amount of any such new Indebtedness, together with the aggregate principal amount of all other Indebtedness outstanding pursuant to this clause (i) (and clause (i) of the definition of "Permitted Subsidiary Indebtedness"), shall not at any one time exceed the Maximum Credit Amount;

    (ii) Indebtedness of the Company under the Notes;

    (iii) Indebtedness of the Company outstanding on the date of the Indenture (and not repaid or defeased with the proceeds of the offering of the Old Notes);

    (iv) obligations of the Company pursuant to Interest Rate Protection Obligations, but only to the extent such obligations do not exceed 105% of the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations; obligations under currency exchange contracts entered into in the ordinary course of business; and hedging arrangements that the Company enters into in the ordinary course of business for the purpose of protecting its production against fluctuations in oil or natural gas prices;

    (v) Indebtedness of the Company to any Restricted Subsidiaries;

    (vi) in-kind obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

    (vii) Indebtedness in respect of bid, performance or surety bonds issued or other reimbursement obligations for the account of the Company or any Restricted Subsidiary in the ordinary course of business, including guarantees and letters of credit supporting such bid, performance, surety bonds or other reimbursement obligations (in each case other than for an obligation for money borrowed);

    (viii) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company of any Indebtedness of the Company other than Indebtedness incurred pursuant to clauses (iv), (vii) and (viii) of this definition, including any successive refinancings by the Company, so long as (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid

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

  in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, and (B) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is made subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (C) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity equal to or later than the final Stated Maturity of the Indebtedness being refinanced;

    (ix) Non-Recourse Indebtedness; and

    (x) other Indebtedness of the Company in an aggregate principal amount not in excess of $25,000,000 at any one time outstanding.

  "Permitted Investments" means any of the following: (i) Investments in Cash Equivalents; (ii) Investments in the Company or any of its Restricted Subsidiaries; (iii) Investments in an amount not to exceed 5% of Adjusted Consolidated Net Tangible Assets determined as of the date of the making or incurrence of such Permitted Investment at any one time outstanding; (iv) Investments by the Company or any of its Restricted Subsidiaries in another Person, if as a result of such Investment (A) such other Person becomes a Restricted Subsidiary of the Company or (B) such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary; (v) entry into operating agreements, joint ventures, partnership agreements, working interests; royalty interests, mineral leases, processing agreements, farm-out agreements, contracts for the sale, transportation or exchange of oil and natural gas, unitization agreements, pooling arrangements, area of mutual interest agreements or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto, in each case made or entered into in the ordinary course of the Oil and Gas Business, excluding, however, Investments in corporations; (vi) entry into any hedging arrangements in the ordinary course of business for the purpose of protecting the Company's or any Restricted Subsidiary's production against fluctuations in oil or natural gas prices; (vii) Investments in units of any oil and gas royalty trust; or
(viii) entry into a joint venture or partnership agreement in connection with ownership and operation of office and building real estate and related assets owned by the Company or any Restricted Subsidiary and contribution of such assets to such entity.

  "Permitted Liens" means the following types of Liens:

    (a) Liens existing as of the date the Old Notes were first issued;

    (b) Liens securing the Notes;

    (c) Liens in favor of the Company or a Subsidiary Guarantor;

    (d) Liens securing Senior Indebtedness or Guarantor Senior Indebtedness;

    (e) Liens for taxes, assessments and governmental charges or claims either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (f) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (g) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the payment or performance of tenders, statutory or regulatory obligations, surety and appeal bonds, bids, leases, government contracts and leases, performance and return of money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money but including lessee or operator obligations under statutes, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters);

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

    (h) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

    (i) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted
  Subsidiaries;

    (j) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

    (k) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or any of the Subsidiaries;

    (l) Liens securing obligations under hedging agreements that the Company or any Restricted Subsidiary enters into in the ordinary course of business for the purpose of protecting its production against fluctuations in oil or natural gas prices;

    (m) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

    (n) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (o) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

    (p) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

    (q) Liens securing Interest Rate Protection Obligations which Interest Rate Protection Obligations relate to Indebtedness that is secured by Liens otherwise permitted under this Indenture;

    (r) Liens on, or related to, properties or assets to secure all or part of the costs incurred in the ordinary course of business for the exploration, drilling, development or operation thereof;

    (s) Liens on pipeline or pipeline facilities which arise out of operation of law;

    (t) Liens arising under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, transportation or exchange of oil and natural gas, unitization and pooling declarations and agreements, area of mutual interest agreements and other agreements which are customary in the Oil and Gas Business;

    (u) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

    (v) Liens constituting survey exceptions, encumbrances, easements, or reservations of, or rights to others for, rights-of-way, zoning or other restrictions as to the use of real properties, and minor defects of title which, in the case of any of the foregoing, were not incurred or created to secure the payment of borrowed money or the deferred purchase price of Property or services, and in the aggregate do not materially adversely affect the value of Property of the Company and the Restricted Subsidiaries, taken as a whole, or materially impair the use of such Properties for the purposes for which such Properties are held by the Company or any Restricted Subsidiaries; and

    (w) Liens securing Non-Recourse Indebtedness; provided, however, that the related Non-Recourse Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets acquired by the Company with the proceeds of such Non-Recourse Indebtedness.

Notwithstanding anything in clauses (a) through (w) of this definition, the term "Permitted Liens" does not include any Liens resulting from the creation, incurrence, issuance, assumption or guarantee of any Production

Payments other than Production Payments that are created, incurred, issued, assumed or guaranteed in connection with the financing of, and within 30 days after, the acquisition of the properties or assets that are subject thereto.

  "Permitted Subsidiary Indebtedness" means any of the following:

    (i) Indebtedness of any Restricted Subsidiary under one or more bank credit or revolving credit facilities (and "refinancings" thereof) in an amount at any one time outstanding not to exceed the Maximum Credit Amount (in the aggregate for all Restricted Subsidiaries and the Company, pursuant to clause (i) of the definition of "Permitted Indebtedness");

    (ii) Indebtedness of any Restricted Subsidiary outstanding on the date of the Indenture;

    (iii) obligations of any Restricted Subsidiary pursuant to Interest Rate Protection Obligations, but only to the extent such obligations do not exceed 105% of the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations; and hedging arrangements that any Restricted Subsidiary enters into in the ordinary course of business for the purpose of protecting its production against fluctuations in oil or natural gas prices;

    (iv) the Subsidiary Guarantees (and any assumption of the obligations guaranteed thereby);

    (v) Indebtedness of any Restricted Subsidiary relating to guarantees by such Restricted Subsidiary of Permitted Indebtedness pursuant to clause (i) of the definition of "Permitted Indebtedness;"

    (vi) in-kind obligations relating to net gas balancing positions arising in the ordinary course of business and consistent with past practice;

    (vii) Indebtedness in respect of bid, performance or surety bonds or other reimbursement obligations issued for the account of any Restricted Subsidiary in the ordinary course of business, including guarantees and letters of credit supporting such bid, performance, surety bonds or other reimbursement obligations (in each case other than for an obligation for money borrowed);

    (viii) Indebtedness of any Restricted Subsidiary to any other Restricted Subsidiary or to the Company;

    (ix) Indebtedness relating to guarantees by any Restricted Subsidiary permitted to be incurred pursuant to paragraph (a) of the "Limitation on Non-Guarantor Restricted Subsidiaries" covenant;

    (x) Non-Recourse Indebtedness; and

    (xi) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by any Restricted Subsidiary of any Indebtedness of such Restricted Subsidiary, including any successive refinancings by such Restricted Subsidiary, so long as (x) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of such Subsidiary incurred in connection with such refinancing and (y) such new Indebtedness has an Average Life equal to or longer than the Average Life of the Indebtedness being refinanced and a final Stated Maturity equal to or later than the final Stated Maturity of the Indebtedness being refinanced.

  "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock, whether now outstanding or issued after the date of the Indenture, including, without limitation, all classes and series of preferred or preference stock of such Person.

  "Production Payments" means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

  "Public Equity Offering" means an underwritten public offering for cash by the Company of its Qualified Capital Stock pursuant to a registration statement that has been declared effective by the Commission (other than a registration statement on Form S-8 or any successor form or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

  "Public Market" exists at any time with respect to the Qualified Capital Stock of the Company if such Qualified Capital Stock of the Company is then
(a) registered with the Commission pursuant to Section 12(b) or 12(g) of the Exchange Act and (b) traded either on a national securities exchange or on the NASDAQ Stock Market.

  "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

  "Qualified Redemption Transaction" means a call for redemption of any Capital Stock or Subordinated Indebtedness (including any Subordinated Indebtedness accounted for as a minority interest of the Company that is held by a Subsidiary that is a business trust or similar entity formed for the primary purpose of issuing preferred securities the proceeds of which are loaned to the Company or a Restricted Subsidiary) that by its terms is convertible into common stock of the Company if on the date of notice of such call for redemption (i) a Public Market exists in the shares of common stock of the Company and (ii) the average closing price on the Public Market for shares of common stock of the Company for the twenty trading days immediately preceding the date of such notice exceeds 120% of the conversion price per share (determined by reference to the redemption price) of common stock of the Company issuable upon conversion of the Capital Stock or Subordinated Indebtedness called for redemption.

  "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to 91 days after the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to 91 days after such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to 91 days after such final Stated Maturity.

  "Restricted Subsidiary" means any Subsidiary of the Company, whether existing on or after the date of the Indenture, unless such Subsidiary of the Company is an Unrestricted Subsidiary or is designated as an Unrestricted Subsidiary pursuant to the terms of the Indenture.

  "S&P" means Standard and Poor's Rating Group, a division of McGraw Hill, Inc., and its successors.

  "Sale/Leaseback Transaction" means, with respect to any Person, any direct or indirect arrangement pursuant to which properties or assets are sold or transferred by such Person or a Subsidiary of such Person and are thereafter leased back from the purchaser or transferee thereof by such Person or one of its Subsidiaries.

  "Senior Indebtedness" means the principal of, premium, if any, and interest on any Indebtedness of the Company (including, in the case of the Credit Agreement, interest accruing after the filing of a petition by or against the Company under any bankruptcy law, in accordance with and at the rate, including any default rate, specified with respect to such indebtedness, whether or not a claim for such interest is allowed as a claim after such filing in any proceeding under such bankruptcy law), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Notwithstanding the foregoing, "Senior Indebtedness" shall not include
(a) Indebtedness evidenced by the Notes, (b) Indebtedness that is expressly subordinate or junior in right of payment to any Senior Indebtedness of the Company, (c) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is by its terms without recourse to the Company, (d) any repurchase, redemption or other obligation in respect of Redeemable Capital Stock of the Company, (e) to the extent it might constitute Indebtedness, any liability for federal, state, local or other taxes owed or owing by the Company, (f) Indebtedness of the Company to a Subsidiary of the Company or any other Affiliate of the Company or any of such Affiliate's Subsidiaries, and (g) that portion of any Indebtedness of the Company which at the time of issuance is issued in violation of the Indenture (but, as to any such Indebtedness, no such violation shall be deemed to exist for purposes of this clause (g) if the holder(s) of such Indebtedness or their representative or the Company shall have furnished to the Trustee an opinion of counsel unqualified in all material respects of independent legal counsel, addressed to the Trustee (which legal counsel may, as to matters of fact, rely upon a certificate of the Company) to the effect that the incurrence of such Indebtedness does not violate the provisions of such Indenture); provided that the foregoing exclusions shall not affect the priorities of any Indebtedness arising solely by operation of law in any case or proceeding or similar event described in clause (a), (b) or (c) of the second paragraph of "-- Subordination."

  "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness or any installment of interest thereon, means the date specified in the instrument evidencing or governing such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest is due and payable.

  "Subordinated Indebtedness" means Indebtedness of the Company which is expressly subordinated in right of payment to the Notes.

  "Subsidiary" means, with respect to any Person, (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries thereof or (ii) any other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

  "Subsidiary Guarantee" means any guarantee of the Notes by (i) any Subsidiary Guarantor in accordance with the provisions set forth in "Subsidiary Guarantees of Notes" and (ii) any Restricted Subsidiary in accordance with the provisions set forth in the "Limitation on Non-Guarantor Restricted Subsidiaries" covenant.

  "Subsidiary Guarantor" means (i) each of the Company's Restricted Subsidiaries that becomes a guarantor of the Notes in compliance with the provisions described under "--Subsidiary Guarantees of the Notes" or the provisions of the "Limitation on Non-Guarantor Restricted Subsidiaries" covenant and (ii) each of the Company's Subsidiaries executing a supplemental indenture in which such Subsidiary agrees to be bound by the terms of the Indenture and to guarantee on an unsubordinated basis the payment of the Notes pursuant to the provisions described under "--Subsidiary Guarantees of Notes."

  "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination will be designated an Unrestricted Subsidiary by the Board of Directors of the Company as provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company as an Unrestricted Subsidiary so long as (a) neither the Company nor any Restricted Subsidiary is directly or indirectly liable pursuant to the terms of any Indebtedness of such Subsidiary, (b) no default with respect to any Indebtedness of such Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity, (c) neither the Company nor any Restricted Subsidiary has made an Investment in such Subsidiary unless such Investment was made pursuant to, and in accordance with, the "Limitation on Restricted Payments" covenant

(other than Investments of the type described in clause (iv) of the definition of Permitted Investments), and (d) such designation shall not result in the creation or imposition of any Lien on any of the Properties of the Company or any Restricted Subsidiary (other than any Permitted Lien or any Lien the creation or imposition of which shall have been in compliance with the "Limitation on Liens" covenant); provided, however, that with respect to clause (a), the Company or a Restricted Subsidiary may be liable for Indebtedness of an Unrestricted Subsidiary if (x) such liability constituted a Permitted Investment or a Restricted Payment permitted by the "Limitation on Restricted Payments" covenant, in each case at the time of incurrence, or (y) the liability would be a Permitted Investment at the time of designation of such Subsidiary as an Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a board resolution with the Trustee giving effect to such designation. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if, immediately after giving effect to such designation, (i) no Default or Event of Default shall have occurred and be continuing, (ii) the Company could incur $1.00 of additional Indebtedness (not including the incurrence of Permitted Indebtedness) under the first paragraph of the "Limitation on Indebtedness" covenant and (iii) if any of the Properties of the Company or any of its Restricted Subsidiaries would upon such designation become subject to any Lien (other than a Permitted Lien), the creation or imposition of such Lien shall have been in compliance with the "Limitation on Liens" covenant.

  "Volumetric Production Payments" means production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

  "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

  "Wholly Owned Restricted Subsidiary" means any Restricted Subsidiary to the extent all of the Capital Stock or other ownership interests in such Restricted Subsidiary, other than any directors qualifying shares mandated by applicable law, is owned directly or indirectly by the Company.

                      EXCHANGE OFFER; REGISTRATION RIGHTS

  In connection with the initial issuance and sale of the Old Notes, the Company entered into the Registration Rights Agreement pursuant to which the Company agreed, for the benefit of the holders of the Old Notes, at the Company's cost, to use its reasonable best efforts (i) to file with the Commission the Exchange Offer Registration Statement with respect to the Exchange Offer within 45 days after the date of original issuance of the Old Notes, (ii) to cause the Exchange Offer Registration Statement to be declared effective under the Securities Act within 105 days of the date of original issuance of the Old Notes, (iii) to keep the Exchange Offer Registration Statement effective until the closing of the Exchange Offer, and (iv) to cause the Exchange Offer to be consummated within 180 days of the original issuance date of the Old Notes. Promptly after the Exchange Offer Registration Statement has been declared effective, the Company will offer the New Notes in exchange for surrender of the Old Notes. The Company will keep the Exchange Offer open for not less than 30 days (or longer if required by applicable law) after the date notice of the Exchange Offer has been mailed to the holders of the Old Notes.

  In the event that the Exchange Offer is not consummated within 180 days after the original issuance of the Old Notes, or upon the request of the Initial Purchasers in certain circumstances, the Company will, in lieu of effecting (or, in the case of such a request by the Initial Purchasers, in addition to effecting) the registration of the New Notes pursuant to the Exchange Offer Registration Statement (i) as promptly as practicable, file with the Commission the Shelf Registration Statement covering resales of the Old Notes, (ii) use its best efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by the 180th day after the date of original issuance of the Old Notes (or promptly in the event of a request by the Initial Purchasers) and (iii) use their best efforts to keep effective the Shelf Registration Statement until two years after its effective date (or until one year after such effective date if such Shelf Registration Statement is filed at the request of the Initial Purchasers) or until all of the Old Notes covered by such Shelf Registration Statement have been sold. In the event of the filing of a Shelf Registration Statement, the Company will provide to each Holder of the Old Notes copies of the prospectus which is a part of the Shelf Registration Statement and notify each such Holder when the Shelf Registration Statement has become effective. A Holder of Notes that sells such Old Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Rights Agreement which are applicable to such a holder (including certain indemnification obligations). In addition, each Holder of the Old Notes will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement in order to have its Old Notes included in the Shelf Registration Statement and to benefit from the provisions regarding the increase in the interest rate borne by the Old Notes described in the second succeeding paragraph.

  Each Old Note contains a legend to the effect that the Holder of such Old Notes, by its acceptance thereof, is deemed to have agreed to be bound by the provisions of the Registration Rights Agreement. In that regard, each Holder is deemed to have agreed that, upon receipt of notice from the Company of the occurrence of any event that makes any statement in the prospectus that is part of the Shelf Registration Statement (or, in the case of Participating Broker-Dealers, the prospectus that is a part of the Exchange Offer Registration Statement) untrue in any material respect or that requires the making of any changes in such prospectus in order to make the statements therein not misleading or of certain other events specified in the Registration Rights Agreement, such Holder (or Participating Broker-Dealer, as the case may be) will suspend the sale of Old Notes pursuant to such prospectus until the Company has amended or supplemented such prospectus to correct such misstatement or omission, has furnished copies of the amended or supplemented prospectus to such holder (or Participating Broker-Dealer, as the case may be) or the Company has given notice that the sale of the Old Notes may be resumed, as the case may be. If the Company shall give such notice to suspend the sale of the Old Notes, it shall extend the relevant period referred to above during which it is required to keep effective the Shelf Registration Statement (or the period during which Participating Broker-Dealers are entitled to use the prospectus included in the Exchange Offer Registration Statement in connection with the resale of Exchange Notes, as the case may be) by the number of days during the period from and including the date of the giving of such notice to and including the date when holders shall have received copies of the supplemented or amended prospectus necessary to permit resales of the Old Notes or to and including the date on which the Company has given notice that the sale of Old Notes may be resumed, as the case may be.

  In the event that the Exchange Offer is not consummated or a Shelf Registration Statement with respect to the Old Notes is not declared effective on or prior to the 180th day following the date of original issuance of the Old Notes, the interest rate borne by the Old Notes shall be increased by .50% per annum following such 180th day. Upon the consummation of the Exchange Offer after the 180th day, the interest rate on the Old Notes from the date of such consummation will be reduced to the original Old Note interest rate.

  The Registration Rights Agreement is governed by, and shall be construed in accordance with, the laws of the State of New York. The summary herein of certain provisions of the Registration Rights Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. In addition, the information set forth above concerning certain interpretations of and positions taken by the staff of the Commission is not intended to constitute legal advice and prospective investors should consult their own legal advisors with respect to such matters.

                             PLAN OF DISTRIBUTION

  Each broker-dealer that receives New Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such New Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of New Notes received in exchange for Old Notes if such Old Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until July 12, 1997 (90 days from the date of this Prospectus), all dealers effecting transactions in the New Notes may be required to deliver a prospectus.

  The Company will not receive any proceeds from any sale of New Notes by broker-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of New Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

  For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the holders of the Notes) other than commissions or concessions of any brokers or dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

  The Company has agreed that, without the prior written consent of Merrill Lynch on behalf of the Initial Purchasers, it will not, directly or indirectly, issue, sell, offer to sell, grant any option for the sale of or otherwise dispose of any debt securities of the Company (other than the New Notes) on or before September 29, 1997.

                                 LEGAL MATTERS

  Certain legal matters with respect to the New Notes offered hereby will be passed on for the Company by Kelly, Hart & Hallman, a professional corporation, Fort Worth, Texas.

                                    EXPERTS

  The consolidated financial statements of Cross Timbers Oil Company as of December 31, 1996 and 1995, and for the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

  The information appearing or incorporated by reference in this Prospectus from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 regarding the quantities of reserves of the oil and gas properties owned by the Company and the future net cash flows and the present values thereof from such reserves is derived from reserve reports prepared or reviewed by Miller and Lents, and, to such extent, are included or incorporated by reference herein in reliance upon the authority of said firm as experts with respect to the matters contained in such reports.

                     GLOSSARY OF CERTAIN OIL AND GAS TERMS

  Wherever used herein, the following terms shall have the meanings specified.

  Bbl--One stock tank barrel, or 42 US gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

  BOE--Barrels of oil equivalent (converting six Mcf of natural gas to one Bbl of oil).

  Bcf--One billion cubic feet, used herein in reference to natural gas or carbon dioxide.

  Developed Acreage--Acres which are allocated or assignable to producing wells or wells capable of production.

  Development Well--A well drilled within the proved area of an oil and natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

  Dry Well--A well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

  EBITDA--Earnings (excluding discontinued operations and charges resulting from changes in accounting) before interest expense, income taxes, depletion, depreciation and amortization, and the provision for impairment of oil and natural gas properties. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. EBITDA information has been included in this Offering Memorandum because EBITDA is a measure used by certain investors in determining historical ability to service indebtedness. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flows as determined in accordance with generally accepted accounting principles as an indicator of operating performance or liquidity.

  Exploratory Well--A well drilled to find and produce oil or natural gas on an unproved area, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir, or to extend a known reservoir.

  Gross Acres or Gross Wells--The total acres or wells, as the case may be, in which a working interest is owned.

  Infill Well--A well drilled between known producing wells to better exploit the reservoir.

  MBOE--One thousand barrels of oil equivalent.

  Mcf--One thousand cubic feet, used herein in reference to natural gas or carbon dioxide.

  MMcf--One million cubic feet, used herein in reference to natural gas or carbon dioxide.

  Net Acres or Net Wells--The sum of the fractional working interests owned in gross acres or gross wells.

  NYMEX--New York Mercantile Exchange.

  Oil and Natural Gas Lease--An instrument by which a mineral fee owner grants to lessee the right for a specific period of time to explore for oil and natural gas underlying the lands covered by the lease and the right to produce any oil and natural gas so discovered generally for so long as there is production in economic quantities from such lands.

  Overriding Royalty Interest--A fractional undivided interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production, in addition to the usual royalty paid to the owner, free of costs of production.

  PDNP--Proved developed, nonproducing or behind the pipe reserves.

  Productive Well--A well that is producing oil or natural gas or that is capable of production.

  Proved Developed Reserves--Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

  Proved Reserves--The estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

  Proved Undeveloped Reserves or PUD--Reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion.

  PV10%--The discounted future net cash flows for proved oil and natural gas reserves computed on the same basis as the Standardized Measure, but without deducting income taxes, which is not in accordance with generally accepted accounting principles. PV10% is an important financial measure for evaluating the relative significance of oil and natural gas properties and acquisitions, but should not be construed as an alternative to the Standardized Measure (as determined in accordance with generally accepted accounting principles).

  Recompletion--The completion for production of an existing well bore in another formation from that in which the well has been previously completed.

  Royalty Interest--An interest in an oil and natural gas property entitling the owner to a share of oil and natural gas production free of costs of production.

  SEC--Securities and Exchange Commission.

  Secondary Recovery--A method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

  Standardized Measure--The estimated future net cash flows from proved oil and natural gas reserves computed using prices and costs, at the dates indicated, after income taxes and discounted at 10%.

  Undeveloped Acreage--Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

  Waterflood--The injection of water into a reservoir to fill pores vacated by produced fluids, thus maintaining reservoir pressure and assisting production.

  Working Interest--The operating interest which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

  Workover--Operations on a producing well to restore or increase production.

-------------------------------------------------------------------------------
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 NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMA-
TION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE INITIAL PURCHASERS OR ANY OF THEIR RESPEC-TIVE AFFILIATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPEC-TUS NOR ANY EXCHANGE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

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
Prospectus Summary.......................................................   4
Risk Factors.............................................................  14
The Exchange Offer.......................................................  20
Use of Proceeds..........................................................  28
Capitalization...........................................................  28
Recent Developments......................................................  29
Selected Historical Financial Data.......................................  30
Selected Reserve and Operating Data......................................  31
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  32
Business and Properties..................................................  40
Board of Directors and Management........................................  51
Description of the Credit Agreement......................................  53
Description of the Notes.................................................  54
Exchange Offer; Registration Rights......................................  88
Plan of Distribution.....................................................  90
Legal Matters............................................................  90
Experts..................................................................  90
Glossary of Certain Oil and Gas Terms....................................  91

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                                 $125,000,000

                                EXCHANGE OFFER

               [LOGOS OF CROSS TIMBERS OIL COMPANY APPEARS HERE]

                           CROSS TIMBERS OIL COMPANY

                   9 1/4% SENIOR SUBORDINATED NOTES DUE 2007

                               ----------------

                                  PROSPECTUS

                               ----------------

                               MAY 14, 1997

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

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

  All capitalized terms used and not defined in Part II of this Registration Statement shall have the meanings assigned to them in the Prospectus which forms a part of this Registration Statement.

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Registrant is incorporated in Delaware. Under Section 145 of the Delaware General Corporation Law (the "DGCL"), a Delaware corporation has the power, under specified circumstances, to indemnify its directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses and liabilities incurred in any such action, suit or proceeding so long as they acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of such corporation, and with respect to any criminal action, that they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of such corporation, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to such corporation unless the court determines that indemnification is appropriate. A Delaware corporation also has the power to purchase and maintain insurance for such persons. Article Nine of the Restated Certificate of Incorporation of the Registrant permits indemnification of directors and officers to the fullest extent permitted by
Section 145 of the DGCL. Reference is made to the Restated Certificate of Incorporation of the Registrant.

  Additionally, the Company has acquired directors and officers insurance in the amount of $10,000,000, which includes coverage for liability under the federal securities laws.

  Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provisions may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. Article Ten of the Registrant's Restated Certificate of Incorporation contains such a provision.

  The above discussion of the Registrant's Restated Certificate of Incorporation and Sections 102(b)(7) and 145 of the DGCL is not intended to be exhaustive and is qualified in its entirety by such Restated Certificate of Incorporation and statutes.

ITEM 21(A). EXHIBITS.

  4.1 --Indenture, dated as of April 1, 1997, between the Company and The Bank of New York, as Trustee.*
  4.2 --Form of 9 1/4% Series A Senior Subordinated Notes due 2007.*
  4.3 --Form of 9 1/4% Series B Senior Subordinated Notes due 2007.*
  5.1 --Opinion of Kelly, Hart & Hallman, P.C. as to the legality of the Notes.*
 12.1 --Statement re: Computation of Ratios (incorporated by reference to Exhibit 12.1 to Annual Report on Form 10-K for the year ended December
       31, 1996).
 23.1 --Consent of Arthur Andersen & Co.
 23.2 --Consent of Kelly, Hart & Hallman, P.C. (set forth in their opinion filed as Exhibit 5.1).*
 23.3 --Consent of Miller and Lents, Ltd.

 24.1 --Powers of attorney.*
 25.1 --Form T-1 Statement of Eligibility of Trustee under the Trust Indenture
       Act of 1939, as amended, of The Bank of New York.*
 99.1 --Form of Letter of Transmittal.*
 99.2 --Form of Notice of Guaranteed Delivery.*

--------

*Previously filed.

ITEM 22. UNDERTAKINGS.

  The undersigned hereby undertakes:

    (a) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
  Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (c) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

    (d) that, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF FORT WORTH, STATE OF TEXAS, ON MAY 14, 1997.

                                          Cross Timbers Oil Company

                                               /s/ Louis G. Baldwin
                                          By: _________________________________

                                                   LOUIS G. BALDWIN

                                              SENIOR VICE PRESIDENT AND

                                               CHIEF FINANCIAL OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                                       Director and
                 *                      Chairman of the          May 14, 1997
-------------------------------------   Board (Principal
           BOB R. SIMPSON               Executive Officer)

                                       Director, Vice
                 *                      Chairman of the          May 14, 1997
-------------------------------------   Board and President
          STEFFEN E. PALKO              (Principal
                                        Executive Officer)

                                       Director
-------------------------------------
          CHARLES B. CHITTY

                                       Director
                 *                                               May 14, 1997
-------------------------------------
         J. LUTHER KING, JR.

                                       Director
                 *                                               May 14, 1997
-------------------------------------
          SCOTT G. SHERMAN

                                       Director
                 *                                               May 14, 1997
-------------------------------------
          J. RICHARD SEEDS

        /s/ Louis G. Baldwin           Senior Vice
-------------------------------------   President and Chief      May 14, 1997
          LOUIS G. BALDWIN              Financial Officer
                                        (Principal
                                        Financial Officer)

                                       Senior Vice
                 *                      President and            May 14, 1997
-------------------------------------   Controller
          BENNIE G. KNIFFEN             (Principal
                                        Accounting Officer)

       /s/ Louis G. Baldwin
By: ____________________________
        LOUIS G. BALDWIN
        ATTORNEY-IN-FACT